As filed with the Securities and Exchange Commission on November 22, 2010

Registration: No. 333-167759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AFFINIA GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	3714	20-1483366
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

1101 Technology Drive

Ann Arbor, Michigan 48108

(734) 827-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Steven E. Keller

Senior Vice President, General Counsel and Secretary

1101 Technology Drive

Ann Arbor, Michigan 48108

(734) 827-5400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Please address a copy of all communications to:

Vincent Pagano, Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	William V. Fogg, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value	$230,000,000	$16,399(3)

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.
(2)	Includes shares of common stock which may be sold pursuant to the underwriters’ option to purchase additional shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 22, 2010.

PROSPECTUS

             shares

Affinia Group Holdings Inc.

Common Stock

This is an initial public offering of common stock by Affinia Group Holdings Inc. We are selling              shares of our common stock.

We estimate the initial public offering price to be between $             and $             per share. Currently, no public market exists for our common stock. We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of common stock from us, at the initial public offering price, less underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk Factors ” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2010.

J.P. Morgan	Barclays Capital	BofA Merrill Lynch	Baird

Wells Fargo Securities	BMO Capital Markets	BB&T Capital Markets

                    , 2010

You should rely only on the information contained in this prospectus or contained in any free writing prospectus approved by us or filed by us with the Securities and Exchange Commission (the “SEC”). Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any such free writing prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

MARKET AND INDUSTRY DATA

Unless otherwise specified, (i) all references to the “aftermarket” or “market” refer to the light and commercial vehicle replacement products and services industry, (ii) “Eastern Europe” refers to Bulgaria, Czech Republic, Hungary, Poland, Romania, Russia, Slovakia, Slovenia, Turkey and Ukraine, (iii) “North America” refers to the United States, Canada and Mexico, (iv) all references to the “traditional” distribution channel refer to our sales to warehouse distributors, jobber stores and professional installers, (v) “the Alliance” refers to Aftermarket Auto Parts Alliance Inc., which is an auto parts distribution and marketing organization, marketing the Auto Value and Bumper to Bumper brands, (vi) “CARQUEST” refers to CARQUEST Auto Parts, a distributor of replacement products, comprised of stores owned and operated by General Parts Inc. (and its affiliated companies) and by independent franchise dealers, (vii) “DIFM” is an acronym for do-it-for-me and refers to consumers who use professionals to perform the maintenance and repair work needed on their vehicles, (viii) “DIY” is an acronym for do-it-yourself and refers to consumers who perform the maintenance and repair work needed on their vehicles, (ix) “NAPA” refers to NAPA Auto Parts, a distributor of replacement products, comprised of stores owned and operated by Genuine Parts Company (and its affiliated companies) and by independent franchise dealers, (x) “OEM” refers to original equipment manufacturers and (xi) “OES” refers to original equipment service providers.

Our market position is based on sales data for 2009. This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys including, among others, the Automotive Aftermarket Industry Association (“AAIA”) 2011 Automotive Aftermarket Factbook and J.D. Power and Associates (“JD Power”), as well as internal company surveys. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Our internal data and forecasts have not been verified by any independent source and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

Certain Trademarks

The product and brand names WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris® are trademarks of Affinia Group Holdings Inc. or its subsidiaries. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and such brand names, trademarks, service marks and trade names are the property of their respective owners.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus carefully, particularly the “Risk Factors” and our consolidated financial statements and the related notes thereto. In this prospectus, unless otherwise indicated or the context otherwise requires, references to the terms “we,” “us,” “our,” the “Company” and “Affinia” refer to Affinia Group Holdings Inc. and its subsidiaries on a consolidated basis.

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which is also referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2009, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe and Asia and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2009.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters, and

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products).

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated Auto Parts (“Federated”) and Automotive Distribution Network (“ADN”). We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers, such as O’Reilly Auto Parts and AutoZone, whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, FILTRON, NAPA and CARQUEST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Urba, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2009 were approximately $1.8 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2009, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Our Industry

According to JD Power, there were a total of over one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels. Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts, Advance Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a compound annual growth rate (“CAGR”) of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.7 trillion in 1999 to 2.9 trillion in 2009, an increase of approximately 7%. Since 1980, annual miles driven in the United States have increased every year except for 2008, when the combination of a severe recession and high retail fuel prices curtailed driving habits. We expect miles driven in the United States to return to historic growth rates in the future.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2009.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 26% of total revenues in 2009 and grew by approximately 70% between 2005 and 2009.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 25 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 70% of our net sales in 2009 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Approximately 60% of our North America filtration net sales in 2009 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last five years we have closed or sold 55 facilities in high cost counties (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine).

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 23 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.5% for the year ended December 31, 2009.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. We also have been successful at expanding our strong relationships with customers by selling them additional products. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we anticipate introducing a new hydraulic filtration line in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the purchase of an 85% controlling interest in Longkou Haimeng Machinery Co. Ltd. (“Haimeng”), one of the world’s largest drum and rotor manufacturing companies, in 2008. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in early 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 48% of our 2009 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 40% in the past five years). We also have expanded our product line in filtration, including the introduction of a hydraulic filtration line.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expects the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $100 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 5.6% for the year ended December 31, 2009.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•

Continued volatility in and disruption to the global economy, including the global capital and credit markets, has affected and may continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to access credit and has affected and may continue to materially and adversely affect the financial soundness of our customers and suppliers.

•	Our business would be materially and adversely affected if we lost any of our larger customers.

•

Increased crude oil and gasoline prices could reduce global demand for and use of automobiles and increase our costs, which could have a material and adverse effect on our business, financial condition and results of operations.

•

The shift in demand from premium to economy brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

•	We are subject to increasing pricing pressure from imports, particularly from lower labor cost countries.

•	Increasing costs for manufactured components, raw materials and energy prices may materially and adversely affect our business, financial condition and results of operations.

•	If our customers seek more expansive return policies or practices, such as extended payment terms, our cash flow and results of operations could be materially and adversely affected.

•	Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

Ownership

Affinia Group Holdings Inc. is a Delaware corporation formed on July 6, 2004 and the issuer of the common stock offered hereby. Affinia Group Holdings Inc.’s principal stockholders are investment funds affiliated with The Cypress Group L.L.C. (collectively, “Cypress”) and OMERS Administration Corporation (“OMERS”). The Cypress Group L.L.C. is a New York-based private equity firm founded in 1994. Since 1994, Cypress professionals have invested $4 billion in transactions exceeding $22 billion in value. Selected transactions include: Communications & Power Industries Inc.; Cinemark USA, Inc.; The Meow Mix Company; Wesco International, Inc. and Williams Scotsman, Inc. OMERS is one of Canada’s leading pension funds with approximately $48 billion in net investment assets at December 31, 2009. As one of the largest institutional investors in Canada, OMERS manages a diversified global portfolio of more than 2,800 stocks and bonds as well as real estate, infrastructure and private equity investments. Cypress and OMERS invested in us in connection with the acquisition by Affinia Group Inc., one of our subsidiaries, of substantially all of Dana Corporation’s (“Dana”) aftermarket business operations on November 30, 2004 (the “Acquisition”).

Following the Acquisition, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to herein as the “acquisition restructuring” and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the “comprehensive restructuring” (collectively, the “restructuring plans”). We have completed the acquisition restructuring and the comprehensive restructuring is expected to be completed by the end of 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restructuring Activity.”

Affinia Group Holdings Inc. is a holding company with no significant operations or material assets other than equity interests in its subsidiaries. Our principal subsidiaries are Affinia Group Intermediate Holdings Inc., Affinia Group Inc. and Affinia Acquisition LLC.

Corporate Information

Our principal executive offices are located at 1101 Technology Drive, Ann Arbor, Michigan, 48108, and our telephone number is (734) 827-5400. Our website address is www.affiniagroup.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

Common stock we are offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ after deducting the underwriting discounts and commissions and estimated expenses of this offering and assuming we sell the shares for $ per share, representing the mid-point of the price range set forth on the cover page of this prospectus. We intend to use approximately $100 million of our net proceeds from this offering to prepay the payment in kind Seller Subordinated Note (the “Seller Note”) that we issued to an affiliate of Dana in connection with the Acquisition and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed ticker symbol	“AFN”

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the underwriters do not exercise their option to purchase up to additional shares of our common stock; and

•	an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus.

The number of shares of common stock to be outstanding immediately after this offering does not reflect:

•	shares of common stock issuable upon the exercise of options granted to our management and employees; and

•	additional shares of common stock authorized and reserved for future issuance under our stock incentive plan.

For more detailed information regarding our common stock, see “Description of Capital Stock.”

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth summary historical financial data as of and for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010. The summary historical financial data as of December 31, 2008 and 2009 and for each of the fiscal years ended December 31, 2007, 2008 and 2009 have been derived from, and should be read together with, our audited historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical financial data as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 are derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The summary historical financial data should be read together with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in millions, except per share data)	2007	2008	2009	2009	2010
Statement of income data:(1)
Net sales	$1,857	$1,915	$1,797	$1,342	$1,490
Cost of sales	(1,512)	(1,546)	(1,429)	(1,075)	(1,182)

Gross profit	345	369	368	267	308
Selling, general and administrative expenses	(276)	(276)	(267)	(196)	(220)
Income from settlement(2)	15	—	—	—	—

Operating profit	84	93	101	71	88
Gain on extinguishment of debt	—	—	8	8	—
Change in fair value of redeemable preferred stock embedded derivative liability	—	3	(24)	(24)	(17)
Other income (loss), net	4	(4)	5	3	2
Interest expense	(67)	(65)	(79)	(60)	(57)

Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	21	27	11	(2)	16
Income tax provision	(4)	(14)	(19)	(7)	(10)
Equity in income, net of tax	1	—	1	—	1

Net income (loss) from continuing operations	18	13	(7)	(9)	7
Income (loss) from discontinued operations, net of tax	(17)	(19)	(61)	(5)	1

Net income (loss)	1	(6)	(68)	(14)	8
Less: net income attributable to noncontrolling interest, net of tax	—	—	2	1	3

Net income (loss) attributable to the Company	$1	$(6)	$(70)	$(15)	$5

Earnings per share data:
Basic earnings per share attributable to common shareholders:
Basic net income (loss) from continuing operations	$5.03	$(3.34)	$(3.89)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	(4.80)	(4.66)	(14.85)	(1.38)	0.32

Net income (loss) attributable to the Company	$0.23	$(8.00)	$(18.74)	$(5.11)	$(7.63)

Weighted average shares outstanding (in thousands)	3,559	3,558	3,559	3,558	3,571

Diluted earnings per share attributable to common shareholders:
Diluted net income (loss) from continuing operations	$5.03	$(3.34)	$(3.89)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	(4.80)	(4.66)	(14.85)	(1.38)	0.32

Net income (loss) attributable to the Company	$0.23	$(8.00)	$(18.74)	$(5.11)	$(7.63)

Weighted average shares outstanding (in thousands)	3,559	3,558	3,559	3,558	3,571
Statement of cash flows data:
Net cash provided by operating activities	$1	$47	$55	$11	$32
Net cash (used in) investing activities	(16)	(75)	(36)	(33)	(26)
Net cash (used in) provided by financing activities	—	53	(35)	9	2
Other financial data:
Capital expenditures	$30	$25	$31	$22	$32
Depreciation and amortization(3)	30	34	36	27	28
EBITDA(4)	118	126	124	84	98
Change in fair value of redeemable preferred stock embedded derivative liability	—	3	(24)	(24)	(17)
Restructuring charges(5)	26	28	12	8	19
Balance sheet data (end of period):(6)
Cash and cash equivalents	$59	$78	$66	$69	$74
Total current assets	970	995	973	1,070	1,033
Total assets	1,473	1,535	1,505	1,632	1,572
Total current liabilities	402	467	437	471	480
Total debt	669	703	692	734	703
Total shareholders’ equity(7)	370	257	238	290	207

(1)	Our Commercial Distribution Europe business unit was sold on February 2, 2010. As a result, in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.
(2)	We received a general unsecured nonpriority claim against Dana relating to a settlement in 2007. The claim was monetized for $15 million and was recorded as income from the settlement. See Note 24. Settlement in our audited financial statements included elsewhere in this prospectus.
(3)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included in our audited financial statements included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(4)	EBITDA is defined by us as net income from continuing operations, before interest expense, income tax provision and depreciation and amortization, less net income (loss) attributable to noncontrolling interest, net of tax, and less equity in income, net of tax. We believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”). Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. The following table sets forth a reconciliation of EBITDA to net income from continuing operations:

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in millions)	2007	2008	2009	2009	2010
Net income (loss) from continuing operations	$18	$13	$(7)	$(9)	$7
Interest expense	67	65	79	60	57
Income tax provision	4	14	19	7	10
Depreciation and amortization	30	34	36	27	28
Less: net income attributable to noncontrolling interest, net of tax	—	—	2	1	3
Less: equity in income, net of tax	1	—	1	—	1

EBITDA	$118	$126	$124	$84	$98

(5)	Reflects expenditures from continuing operations incurred in connection with our comprehensive and other restructuring plans, which are principally related to severance and facility exit costs. The amounts also include expenditures related to asset write-downs. We commenced the comprehensive restructuring in 2005 and expect to substantially complete it by the end of 2010. At the end of 2009, we also approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010.
(6)	The various balance sheet items as of December 31, 2007 and 2008 have not been updated to reflect the discontinued operation of the Commercial Distribution Europe segment.
(7)	Effective January 1, 2009, we changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the risks described below together with all the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. If any of the events described in the risk factors below occur, our business, financial condition, results of operation, cash flows and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Industry and Our Business

Continued volatility in and disruption to the global economy, including the global capital and credit markets, has affected and may continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to access credit and has affected and may continue to materially and adversely affect the financial soundness of our customers and suppliers.

The global economy, including the global capital and credit markets, has been experiencing a period of significant uncertainty, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various financial institutions and a considerable level of intervention from the United States federal government and various foreign governments. These recessionary conditions have materially and adversely affected the demand for our products and services and, therefore, reduced purchases by our customers, which has negatively affected our revenue growth and caused a decrease in our profitability. Although many vehicle maintenance and repair expenses are non-discretionary, difficult economic conditions may reduce miles driven and thereby increase periods between maintenance and repairs. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may limit our access to capital, and may also negatively affect our customers’ and our suppliers’ ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers’ or suppliers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our earnings and cash flow.

If these economic conditions do not improve or continue to deteriorate, our results of operations or financial condition could limit our ability to take actions pursuant to certain covenants in our debt agreements that are tied to ratios based on our financial performance. Such covenants include our ability to incur additional indebtedness, make investments or pay dividends.

Our business would be materially and adversely affected if we lost any of our larger customers.

For the year ended December 31, 2009, approximately 29% and 8% of our net sales from continuing operations were to NAPA and CARQUEST, respectively. To compete effectively, we must continue to satisfy these and other customers’ pricing, service, technology and increasingly stringent quality and reliability requirements. Additionally, our revenues may be affected by decreases in NAPA’s or CARQUEST’s business or market share. Consolidation among our customers may also negatively impact our business. We cannot provide any assurance as to the amount of future business with these or any other customers. While we intend to continue to focus on retaining and winning these and other customers’ business, we may not succeed in doing so. Although business with any given customer is typically split among numerous contracts, the loss of, or significant reduction in purchases by, one of those major customers could materially and adversely affect our business, financial condition and results of operations.

Increased crude oil and gasoline prices could reduce global demand for and use of automobiles and increase our costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. An increase in the price of crude oil could reduce global demand for and use of automobiles and continue to shift customer demand away from larger cars and light trucks (including sport utility vehicles (“SUVs”), which we believe have more frequent replacement intervals for our products, which could have a material and adverse effect on our business, financial condition and results of operations. Demand for traditional SUVs and vans has declined in the past due, in part, to higher gasoline prices. If this trend were to continue, or if total miles driven were to decrease for a number of years, it could have a material and adverse effect on our business, financial condition and results of operations. Further, as higher gasoline prices result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations have been, and could continue to be, impacted. Additionally, higher gasoline prices have a material and adverse impact on our freight expenses.

The shift in demand from premium to economy brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

We estimate that a majority of our net sales are currently derived from products we consider to be premium products. There has been, and may continue to be, a shift in demand from premium products, on which we can generally command premium pricing and generate enhanced margins, to value products. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices. In addition, we could be forced to further reduce our prices to remain competitive, in which case our margins will decrease unless we make corresponding reductions in our cost structure.

We are subject to increasing pricing pressure from imports, particularly from lower labor cost countries.

Price competition from other aftermarket manufacturers particularly those based in lower labor cost countries, such as China, have historically played a role and may play an increasing role in the aftermarket sectors in which we compete. Pricing pressures have historically been more prevalent with respect to our brake products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, many are expanding their manufacturing capabilities to produce a broad range of lower labor cost, higher quality products and provide an expanded product offering. In the future, competitors in Asia or other lower labor cost sources may be able to effectively compete in our premium markets and produce a wider range of products which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

Increasing costs for manufactured components, raw materials and energy prices may materially and adversely affect our business, financial condition and results of operations.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. Materials comprise the largest component of our manufactured goods cost structure. Increases in the price of these items could materially increase our operating costs and materially and adversely affect our profit margins. In addition, in connection with passing through steel and other raw material price increases to our customers, there has typically been a delay of up to several months in our ability to increase prices, which has temporarily impacted profitability. In the future, it may be difficult to pass further price increases on to our customers, especially if we experience additional cost increases soon after implementing price increases. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which has caused us to buy from non-preferred vendors at higher costs.

If our customers seek more expansive return policies or practices, such as extended payment terms, our cash flows and results of operations could be materially and adversely affected.

We are subject to product returns from customers, some of which manage their excess inventory by returning product to us. Our contracts with our customers typically include provisions that permit our customers to return specified levels of their purchases. Returns have historically represented approximately 2% of our sales. If returns from our customers significantly increase, our business, financial condition and results of operations may be materially and adversely affected. In addition, some customers in the aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flows and results of operations may be materially and adversely affected.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. In 2009, approximately 40% of our net sales originated outside the United States. Risks inherent in international operations include:

•	multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products;

•	inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies;

•	trade protection measures; including increased duties and taxes, and import or export licensing requirements;

•	price controls;

•	exposure to possible expropriation or other government actions;

•	differing local product preferences and product requirements;

•	difficulty in establishing, staffing and managing operations;

•	differing labor regulations;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political and economic instability and possible terrorist attacks against American interests;

•	enforcement of remedies in various jurisdictions; and

•	diminished protection of intellectual property in some countries.

These and other factors may have a material and adverse effect on our international operations or on our business, financial condition and results of operations. In addition, we may experience net foreign exchange losses due to currency fluctuations.

We are exposed to risks related to our receivables factoring arrangements.

We have entered into agreements with third-party financial institutions to factor on a non-recourse basis certain receivables. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face amount of the receivable discounted at the annual rate of LIBOR plus a bank-determined spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and our cash flow needs. We began factoring certain of our accounts receivable during the third quarter of 2010. During the third quarter, the total accounts receivable factored was $52 million and the cost incurred on factoring was $1 million. Accounts receivables factored by us will be accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring will be accounted for in other income. If any of the financial institutions with which we have factoring arrangements experiences financial difficulties or is otherwise unable or unwilling to honor the terms of, or otherwise terminates, our factoring arrangements, we may experience material and adverse economic losses due to the failure of such factoring arrangements and the impact of such failure on our liquidity, which could have a material and adverse effect upon our financial condition, results of operations and cash flows.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to vehicle safety. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material and adverse effect on our business, financial condition and results of operations. Our insurance may not be sufficient to cover such costs.

As a result of the consolidation driven by improved logistics and data management, distributors have reduced their inventory levels, which have reduced and could continue to reduce our sales.

Warehouse distributors have consolidated through acquisition and rationalized inventories, while streamlining their distribution systems through more timely deliveries and better data management. The corresponding reduction in purchases by distributors has negatively impacted our sales. Further consolidation or improvements in distribution systems could have a similar material and adverse impact on our sales.

We are subject to costly regulation, particularly in relation to environmental, health and safety matters, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a substantial number of costly regulations. In particular, we are required to comply with frequently changing and increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing emissions to air, discharges to air and water, and the creation and emission of noise and odor; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties and occupational health and safety. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or costs to upgrade or replace existing equipment, as a result of violations of or liabilities under environmental, health and safety laws or non-compliance with environmental permits required at our facilities. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose joint and several liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating and/or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We cannot assure that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, environmental requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material and adverse effect on our business, financial condition and results of operations. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material and adverse effect on our business and results of operations. While our costs to defend and settle claims arising under environmental laws in the past have not been material, we cannot assure you that this will remain the case in the future. For more information about our environmental compliance and potential environmental liabilities, see “Business—Environmental Matters” and “Business—Legal Proceedings.”

Our operations would be materially and adversely affected if we are unable to purchase raw materials, manufactured components or equipment from our suppliers.

Because we purchase from suppliers various types of raw materials, finished goods, equipment and component parts, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our suppliers’ ability to supply products to us is also subject to a number of risks, including availability of raw materials, such as steel, destruction of their facilities or work stoppages. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

Our intellectual property portfolio could be subject to legal challenges and we may be subject to certain intellectual property claims.

We have developed and actively pursue developing a considerable amount of proprietary technology in the replacement products industry and rely on intellectual property laws of the United States and other countries to protect such technology. In doing so, we incur ongoing costs to enforce and defend our intellectual property. We have from time to time been involved in litigation regarding patents and other intellectual property. We may be subject to material intellectual property claims in the future or we may incur significant costs or losses related to such claims, including payments for licenses that may not be available on reasonable terms, if at all. Our proprietary rights may be challenged, invalidated or circumvented. Moreover, third parties may independently develop technology or other intellectual property that is comparable with or similar to our own, and we may not be able to prevent the use of it.

Our success depends in part on our development of improved products, and our efforts may fail to meet the needs of customers on a timely or cost-effective basis.

Our continued success depends on our ability to maintain advanced technological capabilities, machinery and knowledge necessary to adapt to changing market demands as well as to develop and commercialize innovative products. We cannot assure you that we will be able to develop new products as successfully as in the past or that we will be able to keep pace with technological developments by our competitors and the industry generally. In addition, we may develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If such demand does not materialize, we may be unable to recover the costs incurred in such programs. If we are unable to recover these costs or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially and adversely affected.

The introduction of new and improved products and services may reduce our future sales.

Improvements in technology and product quality may extend the longevity of vehicle component parts and delay aftermarket sales. In particular, in our oil filter business the introduction of oil change indicators and the use of synthetic motor oils may further extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid automobiles may pose a long-term risk to our business because these vehicles may alter demand for our primary product lines. In addition, the introduction by OEMs of increased warranty and maintenance service initiatives, which are gaining popularity, have the potential to decrease the demand for our products in the traditional and retail sales channels.

We may not be able to achieve the cost savings that we expect from the restructuring of our operations.

At the end of 2005 we announced the comprehensive restructuring through which we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. We have realized approximately $95 million in cost savings as a result of the comprehensive restructuring to date and expect to realize approximately $3 million of cost savings in the next year. However, we may not be able to achieve the level of benefits that we expect to realize or we may not be able to realize these benefits within the timeframes we currently expect. Our expectations regarding cost savings are also predicated upon maintaining our sales levels. Changes in the amount, timing and character of charges related to the restructuring, failure to complete or a substantial delay in completing the restructuring and planned divestitures or the receipt of lower proceeds from such divestitures than currently is anticipated could have a material and adverse effect on us. We expect to record an additional $2 million in comprehensive restructuring costs for the remainder of the comprehensive restructuring.

Work stoppages, labor disputes or similar difficulties could significantly disrupt our operations.

As of December 31, 2009, 116 of our U.S. employees and 57 of our Canadian employees were represented by unions. It is possible that our workforce will become more unionized in the future. We may be subject to work stoppages and may be affected by other labor disputes. A work stoppage at one or more of our plants may have a material and adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

Any acquisitions we make could disrupt our business and materially and adversely affect our business, financial condition and results of operations.

We may, from time to time, consider acquisitions of complementary companies (such as our acquisition of an 85% controlling interest in Haimeng), products or technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the acquired businesses, the diversion of our management’s attention from other business concerns and potential adverse effects on existing business relationships with current customers and suppliers. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness. We cannot assure that we will be able to successfully integrate any acquisitions that we pursue or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could materially and adversely affect our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material and adverse effect on our business.

As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley, standards that we will be required to meet in the course of preparing our consolidated financial statements in the future.

If, as a public company, we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our revolving credit facilities and our senior notes. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting.

In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of Sarbanes-Oxley, including increased auditing and legal fees.

We may be required to recognize impairment charges for our long-lived assets.

At September 30, 2010, the net carrying value of long-lived assets (property, plant and equipment) totaled $207 million. In accordance with GAAP, we periodically assess our long-lived assets to determine if they are impaired. We recorded an impairment charge in 2009 related to the discontinued operation of our Commercial Distribution Europe business unit, which was sold on February 2, 2010, due to a reduction in market value of its operations. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in charges to long-lived asset impairments. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our consolidated net worth and increase our debt to total capitalization ratio, which could negatively impact our access to the public debt and equity markets.

We could be required to record a material non-cash charge to income if our recorded intangible assets or goodwill is impaired, or if we shorten intangible asset useful lives.

We have $194 million of recorded intangible assets and goodwill on our consolidated balance sheet as of September 30, 2010. These assets may become impaired with the loss of significant customers or a decline of profitability. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time. If our trade names carrying values exceed fair value we will be required to record an impairment charge.

While our intangibles with definite lives may not be impaired, the useful lives are subject to continual assessment, taking into account historical and expected losses of relationships that were in the base at time of acquisition. This assessment may result in a reduction of the remaining useful life of these assets, resulting in potentially significant increases to non-cash amortization expense that is charged to our consolidated statement of operations. An intangible asset or goodwill impairment charge, or a reduction of amortization lives, could have a material and adverse effect on our results of operations.

Business disruptions could materially and adversely affect our future sales and financial condition or increase our costs and expenses.

Our business may be disrupted by a variety of events or conditions, including, but not limited to, threats to physical security, acts of terrorism, raw material shortages, natural and man-made disasters, information technology failures and public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or materially and adversely affect our reputation.

Foreign exchange rate fluctuations could cause a decline in our financial condition, results of operations and cash flows.

As a result of our international operations, we are subject to risk because we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. Dollar. Our international presence is most significant in Brazil, Canada, China, Mexico and Poland. To the extent that we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if the foreign currency appreciates because the appreciation effectively increases our cost in that country to a greater extent than our revenues. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, foreign exchange rate fluctuations in that currency could have a material and adverse effect on our financial condition, results of operations and cash flows. In addition, the financial condition, results of operations and cash flows of some of our operating entities are reported in foreign currencies and then translated into U.S. Dollars at the applicable foreign exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. Dollar against these foreign currencies generally will have a negative impact on our reported sales and profits.

For example, on January 11, 2010, the Venezuelan government devalued the country’s currency, bolivar fuerte (“VEF”), and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 VEF for essential goods and 4.30 VEF for non-essential goods and services, with Affinia’s products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official, government established exchange rate. We use the parallel market rate, which ranged between 5.30 to 7.70 VEF to the U.S. Dollar, to translate the financial statements of our Venezuelan subsidiary because we expect to obtain U.S. Dollars at the parallel market rate for future dividend remittances. The one-time devaluation had a $2 million negative impact on our pre-tax net income in 2010. Further depreciation of the VEF, or depreciation of the currencies of other countries in which we do business, could materially and adversely affect our business, financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment.”

We use a combination of natural hedging techniques and financial derivatives to protect against certain foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results.

Entering new markets poses new competitive threats and commercial risks.

In recent years we have sought to expand our manufacturing and sales into new markets. Expanding into new markets requires investments and resources that may not be available as needed. We cannot guarantee that we will be successful in leveraging our capabilities to compete favorably in new markets or that we will be able to recoup our significant investments in expansion projects. If our customers in new markets experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

We conduct significant operations at our facility in Juarez, Mexico, which could be materially and adversely affected as a result of the increased levels of drug-related violence in that city.

Recently, fighting among rival drug cartels has led to unprecedented levels of violent crime in Juarez, Mexico and elsewhere along the U.S.-Mexico border despite increased law-enforcement efforts by the Mexican and the U.S. governments. This situation presents several risks to our operations in Juarez, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Juarez region in order to avoid the risk of violent crime to themselves or their families, and that our customers may become increasingly reluctant to visit our Juarez facility, which could delay new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially and adversely affected.

The mix of profits and losses in various jurisdictions may have an impact on our overall tax rate, which in turn, may materially and adversely affect our profitability.

Tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.

As of December 31, 2009, we had $123 million in net deferred income tax assets. These deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the factors described above or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material and adverse effect on our results of operations.

Our ability to utilize our net operating loss carryforwards may be limited and delayed. As of December 31, 2009, we had U.S. net operating loss carryforwards of $268 million. Certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations. We are currently implementing modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

We sponsor a defined benefit pension plan in Canada that is underfunded and will require cash payments. Additionally, if the performance of the assets in our pension plan does not meet our expectations, or if other actuarial assumptions are modified, our required contributions may be higher than we expect.

Our earnings may be positively or negatively impacted by the amount of income or expense recorded for our Canadian pension plan. GAAP requires that income or expense for pension plans be calculated at the annual measurement date using actuarial assumptions and calculations. These calculations reflect certain assumptions, the most significant of which relate to the capital markets, interest rates and other economic conditions. Changes in key economic indicators can change these assumptions. These assumptions, along with the actual value of assets at the measurement date, will impact the calculation of pension expense for the year. Although GAAP expense and pension contributions are not directly related, the key economic indicators that affect GAAP expense also affect the amount of cash that we would contribute to our Canadian pension plan. As a result of current economic instability, the investment portfolio of the pension plan has experienced volatility and a decline in fair value. Because the values of these pension plan assets have fluctuated and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, the impact on the funded status of the pension plan and the future minimum required contributions, if any, could have a material and adverse effect on our business, financial condition, results of operations and cash flows, but such impact cannot be determined at this time. As of December 31, 2009 the unfunded status of the Canadian pension plan was $2 million.

Our international operations are subject to political and economic risks of developing countries and special risks associated with doing business in corrupting environments.

We design, manufacture, distribute and market a broad range of aftermarket products in various regions, some of which are less developed, have less stability in legal systems and financial markets and are generally recognized as potentially more corrupt business environments than the United States, and therefore present greater political, economic and operational risks. We have in place certain policies, procedures and certain ongoing training of employees with regard to business ethics and many key legal requirements, such as applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), which make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantages; however, there can be no assurance that our employees will adhere to our code of business ethics or any other of our policies, applicable anti-corruption laws, including the FCPA, or other legal requirements. If we fail to enforce our policies and procedures properly or fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In the event that we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected could face civil and criminal penalties, and significant costs for investigations, litigation, fees, settlements and judgments, which in turn could have a material and adverse effect on our business.

Risks Relating to Our Indebtedness

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

As a result of the Acquisition in 2004 and the refinancing in 2009, we are highly leveraged. As of September 30, 2010, we had $703 million of indebtedness. This leverage may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, restructuring and general corporate or other purposes, limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our less leveraged competitors. Our substantial leverage could materially and adversely impact our ability to obtain favorable terms on financing in the future. In addition, a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities. We may be more vulnerable than a less leveraged company to a downturn in the general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which actions may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our four-year $315 million asset-based revolving credit facility (the “ABL Revolver”) and the indentures governing our notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

Despite our current indebtedness levels, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the terms of the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. As of September 30, 2010, we had $199 million of borrowing capacity available under the ABL Revolver after giving effect to $16 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures governing our notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, certain covenants that, among other things, limit or restrict our ability and the ability of our subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	make certain investments or acquisitions;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	issue capital stock;

•	change our line of business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	designate subsidiaries as unrestricted subsidiaries;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

There are limitations on our ability to incur the full $315 million of commitments under the ABL Revolver. The borrowers organized in the United States are limited to $295 million and the borrower organized in Canada may borrow up to the remaining $20 million. In each case, borrowings under our ABL Revolver are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. Subject to certain conditions, the commitments under the ABL Revolver may be increased by up to $160 million.

In addition, under the ABL Revolver, a covenant trigger would occur if excess availability under the ABL Revolver is at any time less than the greater of 15% of the total revolving loan commitments at such time and $47.25 million, and shall continue until such time thereafter as excess availability shall have exceeded a threshold amount at all times during a 60 consecutive day period. If the covenant trigger were to occur, we would be required to satisfy and maintain a fixed charge coverage ratio of at least 1.10x, measured for the last twelve-month period. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

Moreover, the ABL Revolver provides the lenders considerable discretion to impose reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Revolver will not impose such actions during the term of the ABL Revolver.

A breach of the covenants or restrictions under the indentures governing our notes or the credit agreement that governs the ABL Revolver could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A portion of our borrowings are at variable rates of interest and expose us to interest rate risks. As of September 30, 2010, approximately 13% of our total $703 million indebtedness was at variable interest rates. Based on the amount of floating-rate debt outstanding at September 30, 2010 a 1% rise in interest rates would result in an incremental annual interest expense of $0.2 million. At September 30, 2010, the majority of our floating-rate debt relates to $80 million of borrowings under our ABL Revolver. The interest expense related to the ABL Revolver is LIBOR based and subject to a 1.5% LIBOR rate floor. If the LIBOR rate remains less than 1.00%, a 50 basis point change in the level of interest rates would not affect the cost of our ABL Revolver borrowings nor would it materially impact our consolidated interest expense. If the LIBOR rates increase in the future then the floating-rate debt could have a material effect on our interest expense.

Risks Relating to This Offering

The price of our common stock may be volatile.

The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	changes in investors’ and financial analysts’ perception of the business risks and conditions of our business;

•	changes in, or our failure to meet, earning estimates and other performance expectations of investors or financial analysts;

•	unfavorable commentary or downgrades of our stock by equity research analysts, or the announcement of any changes to our credit rating;

•	regulatory or political developments;

•	litigation and government investigations;

•	our success or failure in implementing our growth plans;

•	changes in the market valuations of companies viewed as similar to us;

•	changes or proposed changes in governmental regulations affecting our business;

•	changes in key personnel;

•	depth of the trading market in our common stock;

•	failure of securities analysts to cover our common stock after this offering;

•	termination of the lock-up agreement or other restrictions on the ability of our existing stockholders to sell shares after this offering;

•	future sales of our common stock;

•	the granting or exercise of employee stock options or other equity awards;

•	increased competition;

•	realization of any of the risks described elsewhere under “Risk Factors;” and

•	general market and economic conditions.

In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares at prices you deem acceptable. In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial cost and the diversion of management attention.

The shares you purchase in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock prior to the completion of this offering. Assuming an initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, purchasers of our common stock will effectively experience an immediate dilution in net tangible

book value per share of $             from the offering price. Conversely, the shares of our common stock owned by existing stockholders will receive a material increase in net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of liquidation.

Our principal stockholders, Cypress and OMERS, will together continue to control us following the offering, and their interests in their capacities as stockholders may be adverse to your interests.

After this offering, Cypress and OMERS, our principal stockholders, will beneficially own     % and     %, respectively, of our outstanding shares of common stock and voting power, or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full, and therefore will together continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our principal stockholders will also have sufficient voting power to amend our organizational documents.

We cannot assure you that the interests of our principal stockholders will coincide with the interests of other holders of our common stock. Additionally, our principal stockholders are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our principal stockholders may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as our principal stockholders continue to own a significant amount of our common stock and voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions, including director and officer appointments, potential mergers or acquisitions, asset sales and other significant corporate transactions. In particular, as discussed under “Management—Board Composition and Director Qualifications,” Cypress will have the right to nominate to our board of directors (the “Board”) such number of nominees as reflects its beneficial ownership of our shares on a fully-diluted basis (or a minimum of two nominees so long as Cypress beneficially owns at least 10% of our shares on a fully-diluted basis) and OMERS will have the right to nominate to our Board one nominee so long as it beneficially owns at least 10% of our shares on a fully-diluted basis.

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, our amended and restated certificate of incorporation (the “certificate of incorporation”) will authorize us to issue              shares of common stock and we will have              shares of common stock outstanding or              shares if the underwriters exercise their option to purchase additional shares in full. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock will be available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In particular, we have granted certain of our stockholders the right to cause us, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”) covering resales of shares of our common stock held by them and to piggyback on future registration statements that we may file.

A trading market may not develop for our common stock, and you may not be able to sell your stock.

There is no established trading market for our common stock, and the market for our common stock may be highly volatile or may decline regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our equity publicly. We have applied to have our common stock listed on The New York Stock Exchange. However, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters, and may not be indicative of the market price for our common stock after this offering.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could materially and adversely affect our common stock price and trading volume.

We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could be materially and adversely affected.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve or which would enhance the market price of our common stock.

We will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the use of these proceeds. Although we expect to use a substantial portion of the net proceeds from this offering to retire existing indebtedness, we have not allocated the balance of these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you would approve. See “Use of Proceeds.”

Provisions in our charter documents, certain agreements governing our indebtedness and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our amended and restated bylaws (the “bylaws”) may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation.”

Our certificate of incorporation authorizes our Board to issue up to              shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our Board at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

We have no present intention to pay dividends and, even if we change that policy, we may be unable to pay dividends on our common stock.

We do not intend to pay dividends on our common stock for the foreseeable future. If we change that policy and commence paying dividends, we will not be obligated to continue paying those dividends and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. If we commence paying dividends in the future, our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

Our ability to pay dividends will be restricted by certain of the agreements governing our indebtedness, and may be restricted by agreements governing any of our future indebtedness. Furthermore, we are permitted under the terms of certain of the agreements governing our indebtedness to incur additional indebtedness, which in turn may severely restrict or prohibit the payment of dividends.

Affinia Group Holdings Inc. is a holding company with no significant operations or material assets other than the equity interests it holds in its subsidiaries. Affinia Group Holdings Inc. conducts all of its business operations through its subsidiaries. As a result, its ability to pay dividends is dependent on the generation of cash flow by its subsidiaries, and their ability to make such cash available, by dividend or otherwise.

Under the Delaware General Corporation Law (the “DGCL”), our Board may not authorize the payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, statements appearing under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business.” When used in this prospectus, the words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects” or future or conditional verbs, such as “could,” “may,” “should” or “will,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe that there is a reasonable basis for them. However, we cannot assure you that these expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others, continued volatility in and disruption to the global economy and the resulting impact on the availability and cost of credit; financial viability of key customers and key suppliers; our dependence on our largest customers; increased crude oil and gasoline prices and resulting reductions in global demand for the use of automobiles; the shift in demand from premium to economy products; pricing and pressures from imports; increasing costs for manufactured components; the expansion of return policies or the extension of payment terms; risks associated with our non-U.S. operations; risks related to our receivables factoring arrangements; product liability and warranty and recall claims; reduced inventory levels by our distributors resulting from consolidation and increased efficiency; environmental and automotive safety regulations; the availability of raw materials, manufactured components or equipment from our suppliers; challenges to our intellectual property portfolio; our ability to develop improved products; the introduction of improved products and services that extend replacement cycles otherwise reduce demand for our products; our ability to achieve cost savings from our restructuring plans; work stoppages, labor disputes or similar difficulties that could significantly disrupt our operations; our ability to successfully combine our operations with any businesses we have acquired or may acquire; our ability to comply with internal control standards applicable to public companies; risk of impairment charges to our long-lived assets; risk of impairment to intangibles and goodwill; the risk of business disruptions; risks associated with foreign exchange rate fluctuations; risks associated with our expansion into new markets; risks associated with increased levels of drug-related violence in Juarez, Mexico; the impact on our tax rate resulting from the mix of our profits and losses in various jurisdictions; reductions in the value of our deferred tax assets; difficulties in developing, maintaining or upgrading information technology systems; underfunding of our pension plans; risks associated with doing business in corrupting environments; our substantial leverage and limitations on flexibility in operating our business contained in our debt agreements. Additionally, there may be other factors that could cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting the underwriting discounts and commissions and estimated expenses of this offering and assuming we sell the shares for $             per share, representing the mid-point of the range set forth on the cover page of this prospectus.

We intend to use approximately $100 million of our net proceeds from this offering to prepay in full the Seller Note, a subordinated payment in kind note with a face amount of $74.5 million that matures on November 30, 2019. The fair market value of the Seller Note was $90 million and the effective interest rate on it as of September 30, 2010 was 12.5% per annum, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. We intend to use any remaining proceeds for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our Board after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our ability to pay dividends on our common stock is currently limited by the covenants of the agreements governing our indebtedness and may be further restricted by the terms of any future debt or preferred securities. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

Furthermore, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make any dividend payments on our common stock. In addition, our subsidiaries are permitted to pay dividends to us subject to general restrictions imposed on dividend payments under the jurisdiction of incorporation or organization of each subsidiary.

The ability of our Board to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our Board and the boards of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of September 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis, giving effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $            per share, representing the mid-point of the range set forth on the cover page of this prospectus, our receipt of the net proceeds thereof, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and our use of such net proceeds as described under “Use of Proceeds,” in each case as if they had occurred on September 30, 2010.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering will depend on the actual number of shares we sell (including any shares sold in connection with the underwriters’ exercise of their overallotment option) and the actual initial public offering price. This table should be read in conjunction with “Summary Historical Financial Data,” “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2010
(Dollars in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$74	$
Long-term debt (including current portion):
9% Senior Subordinated Notes due 2014(2)	$267
10.75% Senior Secured Notes due 2016(3)	223
ABL Revolver(4)	80
Seller Note(5)	99
Other debt(6)	34

Total debt (including current portion)(7):	703
Mezzanine equity:
Redeemable preferred stock, $0.01 par value, 150,000 class A shares authorized; 61,477 shares outstanding(8)	123
Shareholders’ equity:
Common stock, $0.01 par value; 4,800,000 shares authorized, 3,574,437 shares issued and outstanding	—
Additional paid-in capital	272
Accumulated (deficit)	(119)
Accumulated other comprehensive income	35

Total shareholders’ equity of the Company	188
Noncontrolling interest in consolidated subsidiaries	19

Total shareholders’ equity	207

Total capitalization (including current portion of long-term debt)	$1,033	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, representing the mid-point of the range set forth on the cover page of this prospectus, would result in an approximately $            million increase or decrease in each of the as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would result in an approximately $            million increase or decrease in

each of the as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization, assuming the assumed initial public offering price of $            per share, representing the mid-point of the range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	On November 30, 2004, Affinia Group Inc. issued $300 million aggregate principal amount of its 9% Senior Subordinated Notes due 2014 (the “Subordinated Notes”). The outstanding principal amount of the Subordinated Notes as of September 30, 2010 was $267 million.
(3)	On August 13, 2009, Affinia Group Inc. issued $225 million aggregate principal amount of its 10.75% Senior Secured Notes due 2016 (the “Secured Notes”). The Secured Notes were offered at a price of 98.799% of their face value, resulting in $222 million of net proceeds. The $3 million discount, which is $2 million as of September 30, 2010, is being amortized based on the effective interest rate method and included in interest expense until the notes mature.
(4)	Our ABL Revolver, which matures in 2013, consists of a revolving credit facility that provides for loans in a total principal amount of up to $315 million of which $80 million was outstanding at September 30, 2010. As of September 30, 2010, we had an additional $199 million of borrowing capacity available under our ABL Revolver after giving effect to $16 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves.
(5)	As part of the financing in connection with the Acquisition, we issued the Seller Note with a face amount of $74.5 million to an affiliate of Dana. The Seller Note had an estimated fair market value of $50 million upon issuance and as of September 30, 2010 had a fair market value of $90 million.
(6)	Consists of borrowings of $34 million in China.
(7)	For further information regarding our long-term debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and the notes to our consolidated financial statements included elsewhere in this prospectus.
(8)	On October 30, 2008, we authorized the issuance of 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, par value $0.01 per share (the “Class A Preferred Stock” or the “Redeemable Preferred Stock”), at an initial issuance price of $1,000 per share. We issued 51,475 shares on October 31, 2008 to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors. We contributed substantially all of the proceeds from the issuance of the Class A Preferred Stock to Affinia Acquisition LLC for the purchase of an 85% controlling interest in Affinia Hong Kong Limited, the parent company of Haimeng.

DILUTION

Purchasers of the common stock in this offering will experience an immediate dilution in net tangible book value per share. Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock as adjusted to give effect to the offering and our use of the net proceeds thereof, which we refer to as our pro forma net tangible book value per share.

Net tangible book value per share represents our tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our net tangible book value (deficit) as of September 30, 2010 was $(            ) million or $              per share of common stock. After giving effect to the consummation of this offering, assuming an initial public offering price of $              per share, representing the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds therefrom, our pro forma net tangible book value as of September 30, 2010 would have been $             million or $             per share of common stock. This represents an immediate increase in adjusted net tangible book value to existing stockholders of $             per share of common stock and an immediate dilution to new investors of $             per share of common stock.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2010
Increase in net tangible book value per share resulting from this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value by $             million, the pro forma net tangible book value per share of common stock after this offering by $             per share of common stock, and the dilution per share of common stock to new investors is adjusted by $             per share of common stock, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new public investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The following table summarizes, on a pro forma basis as of September 30, 2010, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering, assuming an initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders			$		$
New Investors

Total		100.0%	$	100.0%	$

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there may be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010. The selected historical financial data as of December 31, 2008 and 2009 and for each of the fiscal years ended December 31, 2007, 2008 and 2009 have been derived from, and should be read together with, our audited historical financial statements and the accompanying notes included elsewhere in this prospectus. The selected historical financial data as of December 31, 2005, 2006 and 2007 and for each of the fiscal years ended December 31, 2005 and 2006 have been derived from our unaudited historical financial statements and the accompanying notes that are not included in this prospectus. The selected historical financial data as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 are derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The selected historical financial data should be read together with “Summary Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
(Dollars in millions, except per share data)	2005	2006	2007	2008	2009	2009	2010
Statement of income data:(1)
Net sales	$1,872	$1,892	$1,857	$1,915	$1,797	$1,342	$1,490
Cost of sales	(1,613)	(1,550)	(1,512)	(1,546)	(1,429)	(1,075)	(1,182)

Gross profit	259	342	345	369	368	267	308
Selling, general and administrative expenses	(228)	(298)	(276)	(276)	(267)	(196)	(220)
Income from settlement(2)	—	—	15	—	—	—	—
Loss on disposition of Beck Arnley(3)	(21)	—	—	—	—	—	—

Operating profit	10	44	84	93	101	71	88
Gain on extinguishment of debt	—	—	—	—	8	8	—
Change in fair value of redeemable preferred stock embedded derivative liability	—	—	—	3	(24)	(24)	(17)
Other income (loss), net	6	7	4	(4)	5	3	2
Interest expense	(61)	(65)	(67)	(65)	(79)	(60)	(57)

Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	(45)	(14)	21	27	11	(2)	16
Income tax (provision) benefit	9	8	(4)	(14)	(19)	(7)	(10)
Equity in income, net of tax	—	—	1	—	1	—	1

Net income (loss) from continuing operations	(36)	(6)	18	13	(7)	(9)	7
Income (loss) from discontinued operations, net of tax	2	(3)	(17)	(19)	(61)	(5)	1

Net income (loss)	(34)	(9)	1	(6)	(68)	(14)	8
Less: net income attributable to noncontrolling interest, net of tax	—	1	—	—	2	1	3

Net income (loss) attributable to the Company	$(34)	$(10)	$1	$(6)	$(70)	$(15)	$5

Earnings per share data:
Basic earnings per share attributable to common shareholders:
Basic net income (loss) from continuing operations	$(10.29)	$(1.77)	$5.03	$(3.34)	$(3.89)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	0.72	(0.78)	(4.80)	(4.66)	(14.85)	(1.38)	0.32

Net income (loss) attributable to the Company	$(9.57)	$(2.55)	$0.23	$(8.00)	$(18.74)	$(5.11)	$(7.63)

Weighted average shares outstanding (in thousands)	3,551	3,560	3,559	3,558	3,559	3,558	3,571
Diluted earnings per share attributable to common shareholders:
Diluted net income (loss) from continuing operations	$(10.29)	$(1.77)	$5.03	$(3.34)	$(3.89)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	0.72	(0.78)	(4.80)	(4.66)	(14.85)	(1.38)	0.32

Net income (loss) attributable to the Company	$(9.57)	$(2.55)	$0.23	$(8.00)	$(18.74)	$(5.11)	$(7.63)

Weighted average shares outstanding (in thousands)	3,551	3,560	3,559	3,558	3,559	3,558	3,571
Statement of cash flows data:
Net cash provided by operating activities	$101	$22	$1	$47	$55	$11	$32
Net cash (used in) investing activities	(52)	(21)	(16)	(75)	(36)	(33)	(26)
Net cash (used in) provided by financing activities	(49)	(15)	—	53	(35)	9	2

Other financial data:
Capital expenditures	$35	$24	$30	$25	$31	$22	$32
Depreciation and amortization(4)	41	41	30	34	36	27	28

Balance sheet data (end of period):(5)
Cash and cash equivalents	$82	$70	$59	$78	$66	$69	$74
Total current assets	907	896	970	995	973	1,070	1,033
Total assets	1,451	1,395	1,473	1,535	1,505	1,632	1,572
Total current liabilities	408	389	402	467	437	471	480
Total debt	669	661	669	703	692	734	703
Total shareholders’ equity(6)	321	324	370	257	238	290	207

(1)	Our Commercial Distribution Europe business unit was sold on February 2, 2010. As a result, in accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.

(2)	We received a general unsecured nonpriority claim against Dana relating to a settlement in 2007. The claim was monetized for $15 million and was recorded as income from the settlement. See Note 24. Settlement in our audited financial statements included elsewhere in this prospectus.
(3)	On March 31, 2005, the Company completed the legal sale of its subsidiary, Beck Arnley Worldparts Corporation, to Heritage Equity Group, pursuant to a stock purchase agreement. In connection with the transaction, we recognized a pre-tax loss on the sale of $21 million. The transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.
(4)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included in our audited financial statements included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(5)	For presentation purposes, the various balance sheet line items as of December 31, 2005 within the table have not been modified to reflect the 2005 disposition of Candados Universales de Mexico, S.A. de C.V. as such a presentation would not be materially different. Additionally, the various balance sheet line items as of December 31, 2005, 2006, 2007 and 2008 have not been modified to reflect the discontinued operation of the Commercial Distribution Europe segment.
(6)	Effective January 1, 2009, the Company changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the “Summary Historical Financial Data,” the “Selected Historical Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.

Statements in the discussion and analysis regarding industry outlook and our expectations regarding the performance of our business and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Forward-Looking Statements” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Company Overview

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2009, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe and Asia and generate sales in over 70 countries. The following charts illustrate our net sales by product grouping, together with major brands and the concentration of on and off-highway replacement product sales and OEM sales for the year ended December 31, 2009.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket.

We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards.

Restructuring Activity

Comprehensive Restructuring

In 2005, we announced two restructuring plans: (i) the acquisition restructuring that we announced at the beginning of 2005 as part of the Acquisition and (ii) the comprehensive restructuring that we announced at the end of 2005. We have completed the acquisition restructuring and we are in the process of completing the comprehensive restructuring. We have closed 46 facilities during the last four years and have shifted some of our manufacturing base to lower labor cost countries such as China, India, Ukraine and Mexico.

We initiated the acquisition restructuring to take advantage of opportunities that we identified prior to the Acquisition but that were difficult to actively pursue as part of Dana (i.e., consolidation of distribution facilities and manufacturing plants). Through the comprehensive restructuring we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. Such initiatives included the movement of manufacturing to lower cost facilities. The acquisition restructuring was completed at the end of 2005 and the comprehensive restructuring is expected to be completed by the end of 2010. The remaining restructuring costs are related to lease termination costs, environmental costs, equipment moves and other costs related to the closure of the facilities.

In connection with the comprehensive restructuring, we modified our hydraulic product offering from a premium line and a value line to one distinct product offering that most resembles the value line in cost but the premium line in product attributes. In addition, for our drum and rotor product offering, we have retained the premium line but have expanded the coverage in our value line product offering. Lastly, for our friction product offerings we have reduced the product offerings from multiple lines to three product offerings. Even with the reduction in offerings we still retain one of our key advantages over our competitors, which is a broad product offering.

In connection with the comprehensive restructuring, we have recorded $164 million in restructuring costs to date and we expect to record an additional $2 million in comprehensive restructuring costs for the remainder of the comprehensive restructuring. As part of the restructuring plans, on February 2, 2010, we sold our Commercial Distribution Europe business unit for approximately $12 million, subject to certain post-closing purchase price adjustments. Our Commercial Distribution Europe business unit’s financial performance did not meet our strategic financial metrics, as evidenced by a 2009 pre-tax loss of approximately $84 million, of which approximately $75 million was related to an impairment of assets.

Other Restructuring

At the end of 2009, we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010. The Mississauga distribution facilities will be replaced by our other distribution facilities and as a result, will not be deemed to be a discontinued operation. The closure of this operation was part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. This closure is expected to result in the Company incurring pre-tax charges of approximately $5 million. The charges are comprised of employee severance costs of approximately $1 million, lease termination costs of approximately $2 million and other trailing liabilities of approximately $2 million. We incurred approximately $3 million in costs in the first nine months of 2010 related to the closure of this facility. The distribution center operations in Mississauga were consolidated into other distribution facilities and will not be accounted for as a discontinued operation.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. These actions are expected to result in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million will be future cash expenditures. The charges are comprised of employee severance costs of $3 million, asset impairments of $3 million and other trailing liabilities of $1 million. We incurred approximately $6 million in costs in the first nine months of 2010 related to the closure of this facility and expect the remaining $1 million in costs to be recognized during the last quarter of 2010. We still continue to distribute brake products in Venezuela which we import from other low cost manufacturing sources and therefore we have not accounted for this closure as a discontinued operation.

The restructuring costs are recorded in selling, general and administrative expenses, cost of sales and as part of discontinued operations as illustrated in the chart below:

(Dollars in millions)	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total
Comprehensive Restructuring
2005	$—	$2	$21	$23
2006	1	38	1	40
2007	12	23	3	38
2008	12	27	1	40
2009	2	10	1	13
First nine months of 2010	—	9	1	10

Total Comprehensive Restructuring Cost	$27	$109	$28	$164
Other Restructuring
2009	—	1	—	1
First nine months of 2010	—	7	2	9

Total Other Restructuring Cost	—	8	2	10
Total Restructuring Cost	$27	$117	$30	$174

Strategic Focus

We are focusing on expanding our manufacturing and distribution capabilities globally to position us to take advantage of global growth opportunities. Currently, we have manufacturing and distribution operations in North America, South America, Asia and Europe.

We have completed or are in the process of completing the following major transformation projects:

•

Third quarter of 2010 - We formed a friction company in China during the third quarter of 2010, in which we have an 85% ownership interest, with the intention of manufacturing friction products in China and distributing these products in Asia and North America.

•	First quarter of 2010 - We formed a filtration company in China during the first quarter of 2010, in which we have an 85% ownership interest, with the intention of manufacturing and distributing filtration products principally in Asia. In the second quarter of 2010, we commenced construction of the filtration facility. We anticipate that we will begin manufacturing filtration products in China in the first half of 2011.

•

2009 and 2010 - Our Brazilian distribution company opened one new branch in 2009 and we plan to open two new branches in the first half of 2011 and a new warehouse in 2010. The new branches will contribute to the growth in the Brazilian distribution company.

•

Fourth quarter of 2008 - Effective October 31, 2008, we purchased an 85% controlling interest in Haimeng, one of the world’s largest drum and rotor manufacturing companies. Haimeng has over 1 million square feet of modern manufacturing and machining capacity.

•	Fourth quarter of 2008 - We started production of brake products at a new facility in northern Mexico. We have recently begun operating this new facility at full capacity.

•

Fourth quarter of 2008 - We completed our 50% owned manufacturing site in India. The initial testing and manufacturing of brake friction products began during the fourth quarter of 2008, and initial shipments began in the first quarter of 2009. We began operating this facility at full capacity by the end of the first quarter 2010.

•

Third quarter of 2007 - Our first filter manufacturing operation in Mexico opened in the third quarter of 2007 and began operating at full capacity during 2008. This operation serves markets in both North America and Central America. We are expanding our distribution capabilities at this operation to increase our sales in the Mexican market.

•

Second quarter of 2007 - We opened a new filter manufacturing plant in the Ukraine on April 1, 2007 to help meet increased demand for filtration products in Eastern Europe. The plant became fully operational in 2009.

In the last five years, the diversification of our manufacturing locations has transformed us from a domestic to a global manufacturer with a significant portion of our manufacturing base in lower labor cost countries. We are also focusing on growing our business in emerging markets as we continue to diversify our global manufacturing and distribution capabilities. We intend to continue expanding our global capabilities as we pursue our objective of becoming a world class on and off-highway replacement products and services company.

The chart below illustrates our global change in square footage from December 31, 2004 to September 30, 2010, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Refinancing

On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and the accounts receivable facility. The refinancing consisted of a new four-year $315 million asset-based ABL Revolver and $225 million of new Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. The refinancing has provided us with additional liquidity and the ability to expand our global manufacturing footprint.

Nature of Business

We typically conduct business with our customers pursuant to short-term contracts and purchase orders. However, our business is not characterized by frequent customer turnover due to the critical nature of long-term relationships in our industry. The expectation of quick turnaround times for car repairs and the broad proliferation of available part numbers require a large investment in inventory and strong fulfillment capabilities in order to deliver high fill rates and quick cycle times. Large aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as us, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products.

In addition, the end user of our products, who is most frequently a professional installer, requires consistently high quality products because it is industry practice to replace, free of any labor or service charge, malfunctioning parts. Despite these factors, our business is becoming more competitive as “value line” and offshore suppliers have tried to penetrate our customer base by targeting the highest volume part numbers in the value category, without offering full product line coverage or many value added services. In many cases, the presence of these lower priced parts has caused full-line suppliers either to reduce prices in their premium categories or introduce new, intermediate-priced product offerings. In many instances, full-line suppliers have also been required to move more of their sourcing and production of value products to offshore, lower labor cost countries to offset this trend. We estimate that a majority of our brake product net sales are currently derived from products we consider to be premium products but this has been shifting to a more diverse mix of products.

Business Environment

Our Markets. We believe that future growth in aftermarket product sales will be driven by the following key factors: (1) growth in global vehicle population; (2) growth in global commercial vehicle population; (3) increase in total miles driven in the United States; (4) increase in average age of light vehicles in the United States and (5) increase in vehicle related regulation and legislation. Growth in sales in the aftermarket does not always have a direct correlation to sales growth for aftermarket suppliers like us. For example, as automotive parts distributors have consolidated during the past several years, they have reduced purchases from manufacturers as they focused on reducing their combined inventories. The automotive distributors are also focused on reducing inventories due to the recent decline in miles driven.

Raw Materials and Manufactured Components. Our variable costs are proportional to sales volume and mix and are comprised primarily of raw materials and labor and certain overhead costs. Our fixed costs are not significantly influenced by volume in the short term and consist principally of selling, general and administrative expenses, depreciation and other facility-related costs.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedules.

Seasonality. Our working capital requirements are significantly impacted by the seasonality of the aftermarket. In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical seasonal levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Global Developments. The aftermarket has also experienced increased price competition from manufacturers based in China and other lower labor cost countries. We responded to this challenge by acquiring an 85% controlling interest in Haimeng, one of the largest drum and rotor manufacturers in the world and by expanding our manufacturing capacity in India, Mexico and Ukraine. Additionally, we are meeting this challenge through restructuring and outsourcing initiatives, as well as through ongoing cost reduction programs.

Effective January 1, 2010, we changed the rate used to translate our Venezuelan subsidiary’s transactions and balances from the official exchange rate of 2.15 VEF to the U.S. Dollar to the parallel market rate, which ranged between 5.30 and 7.70 VEF to the U.S. Dollar during the first nine months of 2010. The one-time devaluation had a $2 million negative impact on our pre-tax net income. For the first nine months of 2010, our Venezuela subsidiary represented approximately 1% of our consolidated net sales and it had a net loss attributable to the Company of $7 million. The Venezuelan subsidiary also had $9 million of total assets and $8 million of total liabilities as of September 30, 2010.

Results of Operations

In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment qualified as a discontinued operation. Previously reported consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.

Three Months Ended September 30, 2009 Compared to the Three Months Ended September 30, 2010

Net sales. Consolidated net sales increased by $39 million in the third quarter of 2010 in comparison to the third quarter of 2009 due mainly to improved market conditions offset by unfavorable foreign currency translation effects of $3 million. The following table summarizes the consolidated net sales results for the three months ended September 30, 2009 and September 30, 2010:

(Dollars in millions)	Consolidated Three Months Ended September 30, 2009	Consolidated Three Months Ended September 30, 2010	Dollar Change	Percent Change	Currency Effect (1)
Net sales
Filtration products	$186	$190	$4	2%	$(9)
Brake North America and Asia products	160	176	16	10%	1
Commercial Distribution South America products	94	111	17	18%	7
Chassis products	39	40	1	3%	—

On and Off-highway segment	479	517	38	8%	(1)
Brake South America segment	5	5	—	—	(2)
Corporate, eliminations and other	(4)	(3)	1	25%	—

Total net sales	$480	$519	$39	8%	$(3)

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods at the current year exchange rate to determine the impact of the currency on the third quarter of 2010. These currency effects provide a clearer understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales increased due to the following:

(1)	Filtration products sales increased by $4 million in the third quarter of 2010 in comparison to the third quarter of 2009. Sales increased by $9 million in the improving U.S. and Canadian markets and by $4 million in Venezuela. The growth was offset by unfavorable foreign currency translation effects of $9 million, which was mainly due to the devaluation of the Venezuelan currency in Venezuela. For the third quarter of 2009, we utilized the official exchange rate in Venezuela, which was 2.15 VEF to the U.S. Dollar. Effective January 1, 2010, we changed the rate used to translate our Venezuelan subsidiary’s transactions and balances from the official exchange rate to the parallel exchange rate, which was 5.3 VEF to the U.S. Dollar during the third quarter of 2010. The devaluation resulted in unfavorable currency translation effects of $8 million in Venezuela.

(2)	Brake North America and Asia products sales increased by $16 million in the third quarter of 2010 in comparison to the third quarter of 2009, primarily due to improved market conditions and increased sales in China. Sales in the United States increased by $8 million in the third quarter of 2010 in comparison to the third quarter of 2009 due to improved market conditions and the addition of new business with new and existing customers. Additionally, our drum and rotor manufacturer in China, which we acquired in 2008, increased its sales by $6 million to customers in China and other countries in the third quarter of 2010 compared to third quarter of 2009.

(3)	Commercial Distribution South America products sales increased by $17 million in the third quarter of 2010 in comparison to the third quarter of 2009 partially due to favorable foreign currency translation effects of $7 million. Excluding currency effects, our sales grew by 11% in the third quarter of 2010 in comparison to the third quarter of 2009. This growth was due to improved market conditions, the opening of new distribution locations and the introduction of motorcycle applications, heavy duty applications and related accessories.

(4)	Chassis products sales increased in the third quarter of 2010 in comparison to the third quarter of 2009 due to an improvement in general market conditions and new business.

Brake South America segment products sales were flat for the third quarter of 2010. The devaluation of the Venezuelan currency resulted in a decrease in sales of $2 million for the third quarter of 2010 offset by increased sales in Uruguay and Venezuela.

The following table summarizes the consolidated results for the three months ended September 30, 2009 and September 30, 2010:

(Dollars in millions)	Consolidated Three Months Ended September 30, 2009	Consolidated Three Months Ended September 30, 2010	Dollar Change	Percent Change
Net sales	$480	$519	$39	8%
Cost of sales(1)	(380)	(410)	(30)	8%

Gross profit	100	109	9	9%
Gross margin	21%	21%
Selling, general and administrative expenses(2)	(76)	(74)	2	-3%
Selling, general and administrative expenses as a percent of sales	16%	14%

Operating profit (loss)
On and Off-highway segment	36	49	13	36%
Brake South America segment	(1)	(3)	(2)	-200%
Corporate, eliminations and other	(11)	(11)	—	NM

Operating profit	24	35	11	46%
Operating margin	5%	7%
Change in fair value of redeemable preferred stock embedded derivative liability	(5)	(13)	(8)	160%
Other income (loss), net	1	(1)	(2)	NM
Interest expense	(27)	(19)	8	30%

Income (loss) from continuing operations, before income tax provision, equity in income and noncontrolling interest	(7)	2	9	129%
Income tax benefit (provision)	1	(4)	(5)	500%
Equity in income, net of tax	—	1	1	NM

Net loss from continuing operations	(6)	(1)	5	83%
Loss from discontinued operations, net of tax	(2)	—	2	100%

Net loss	(8)	(1)	7	88%
Less: net income attributable to noncontrolling interest, net of tax	—	2	2	NM

Net loss attributable to the Company	$(8)	$(3)	$5	63%

(1)	We recorded no restructuring costs and $2 million in restructuring costs in cost of sales in the third quarter of 2009 and 2010, respectively.
(2)	We recorded $6 million and $4 million of restructuring costs in selling, general and administrative expenses for the third quarter of 2009 and 2010, respectively.

NM (Not Meaningful)

Cost of sales/Gross margin. Gross profit increased by $9 million during the third quarter of 2010 in comparison to the third quarter of 2009. Gross margin increased marginally in the third quarter of 2010 to 21.0% from 20.8% in the third quarter of 2009. The gross margin percentage in the third quarter of 2010 increased despite a 24% increase in freight costs. The increase in gross margin during the third quarter of 2010 was primarily due to an increase in sales volume, favorable currency effects of $2 million and the effects of our comprehensive restructuring. The comprehensive restructuring began at the end of 2005 and we anticipate that it will be completed by the end of 2010. Due to the comprehensive restructuring, the operating costs in the third quarter of 2010 in comparison to the third quarter of 2009 as a percent of sales decreased.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the third quarter of 2010 decreased by $2 million from the third quarter of 2009 due to a $2 million decrease in restructuring costs.

Operating profit. Operating profit increased by $11 million in the third quarter of 2010 in comparison to the third quarter of 2009. Operating margin increased from 5% in the third quarter of 2009 to 7% in the third quarter of 2010. The increase in operating profit was mainly due to an increase in gross margin. Operating profit in our On and Off-Highway segment increased by $13 million in the third quarter of 2010 in comparison to the third quarter of 2009 due primarily to the increased gross margin. Offsetting this increase was a decrease of approximately $2 million in our Brake South America segment, which was mainly due to the $2 million of restructuring costs recorded in our Venezuela Brake facility during the third quarter of 2010 related to asset impairments.

Change in fair value of redeemable preferred stock embedded derivative liability. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 with a conversion in cash, common stock or a combination of both. We determined that the conversion feature of our Redeemable Preferred Stock is an embedded derivative. The estimated value of the embedded derivative is calculated based on such factors as expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate and the estimated fair value of our equity. The increase in fair value in the third quarter of 2010 in comparison to the third quarter of 2009 was mainly due to the change in the volatility and fair value of our equity.

Interest expense. Interest expense decreased by $8 million in the third quarter of 2010 in comparison to the third quarter of 2009 due to refinancing related expenses in the third quarter of 2009 of $10 million offset by higher interest rates on our new debt structure. On August 13, 2009, we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. We recorded a write-off of $5 million to interest expense for unamortized debt issue costs associated with the former term loan facility, revolving credit facility and the accounts receivable facility. We also recorded $4.4 million in settlement costs and $0.2 million of accrued interest related to the termination of our interest rate swap agreements.

Income tax benefit (provision). The income tax provision was $4 million for the third quarter of 2010 in comparison to the income tax benefit of $1 million for the third quarter of 2009. The loss on income before taxes was lower in 2010 in high tax rate jurisdictions resulting in a higher tax benefit in the third quarter of 2009 offset by nonrecurring items. Otherwise, the effective tax rates were similar in the third quarter of 2010 and 2009, respectively.

Loss from discontinued operations, net of tax. The discontinued operations net loss was $2 million and zero in the third quarter of 2009 and 2010, respectively. The sale of our Commercial Distribution Europe segment was consummated on February 2, 2010.

Net loss. Net loss was $7 million lower in the third quarter of 2010 mainly due to the increased gross margin and lower interest expense.

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2010

Net sales. Consolidated net sales increased by $148 million in the first nine months of 2010 in comparison to the first nine months of 2009 due in part to favorable currency translation effects of $31 million. The following table summarizes the consolidated net sales results for the nine months ended September 30, 2009 and September 30, 2010:

(Dollars in millions)	Consolidated Nine Months Ended September 30, 2009	Consolidated Nine Months Ended September 30, 2010	Dollar Change	Percent Change	Currency Effect (1)
Net sales
Filtration products	$541	$576	$35	6%	$(14)
Brake North America and Asia products	451	475	24	5%	8
Commercial Distribution South America products	232	316	84	36%	42
Chassis products	116	123	7	6%	2

On and Off-highway segment	1,340	1,490	150	11%	38
Brake South America segment	16	12	(4)	-25%	(7)
Corporate, eliminations and other	(14)	(12)	2	14%	—

Total net sales	$1,342	$1,490	$148	11%	$31

(1)

The currency effect was calculated by comparing the local currency net sales for all international locations for both periods at the current year exchange rate to determine the impact of the currency on the first nine months of 2010. These currency effects provide a clearer understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales increased due to the following:

(1)	Filtration products sales increased by $35 million in the first nine months of 2010 in comparison to the first nine months of 2009 due in part to increased sales in our Polish operation and due to improving markets. Sales increased by $29 million due to the improving U.S. and Canadian markets, $14 million due to our Polish operation’s gaining market share in Western and Eastern Europe and $6 million due to additional volumes in other countries. The increased sales were offset by $14 million of unfavorable currency translations which were comprised of unfavorable currency translation effects in Venezuela of $23 million, favorable currency translation effects of $5 million related to the Polish Zloty and an additional $4 million of favorable currency effects in other countries.

(2)	Brake North America and Asia products sales increased by $24 million in the first nine months of 2010 in comparison to the first nine months of 2009 mainly due to $8 million in favorable currency translation effects. The increase was also attributable to improvement in market conditions and new business from new and existing customers in the first nine months of 2010. Additionally, our drum and rotor manufacturer in China, which we acquired in 2008, increased its sales by $10 million to customers in China and other countries in the first nine months of 2010 compared to the first nine months of 2009.

(3)	Commercial Distribution South America products sales increased by $84 million in the first nine months of 2010 in comparison to the first nine months of 2009 partially due to favorable foreign currency translation effects of $42 million. The Brazilian Real weakened significantly in the first half of 2009 and then strengthened in the last half of the year and has remained strong in 2010. Excluding currency effects, our sales grew by 18% in the first nine months of 2010 in comparison to the first nine months of 2009. This growth was due to improved market conditions, the opening of new distribution locations and the introduction of motorcycle applications, heavy duty applications and related accessories.

(4)	Chassis products sales increased by $7 million in the first nine months of 2010 in comparison to the first nine months of 2009 due to an improvement in general market conditions, new business and favorable currency translation effects of $2 million related to the Canadian Dollar. Additionally, sales increased due to new business with new and existing customers.

Brake South America segment products sales for the first nine months of 2010 decreased in comparison to the first nine months of 2009. The devaluation of the Venezuelan currency resulted in a decrease in sales of $7 million for first nine months of 2010 offset by additional volumes in Venezuela and Uruguay.

The following table summarizes the consolidated results for the nine months ended September 30, 2009 and September 30, 2010:

(Dollars in millions)	Consolidated Nine Months Ended September 30, 2009	Consolidated Nine Months Ended September 30, 2010	Dollar Change	Percent Change
Net sales	$1,342	$1,490	$148	11%
Cost of sales(1)	(1,075)	(1,182)	(107)	10%

Gross profit	267	308	41	15%
Gross margin	20%	21%
Selling, general and administrative expenses(2)	(196)	(220)	(24)	12%
Selling, general and administrative expenses as a percent of sales	15%	15%

Operating profit (loss)
On and Off-highway segment	100	128	28	28%
Brake South America segment	(2)	(8)	(6)	-300%
Corporate, eliminations and other	(27)	(32)	(5)	-19%

Operating profit	71	88	17	24%
Operating margin	5%	6%
Gain on extinguishment of debt	8	—	(8)	-100%
Change in fair value of redeemable preferred stock embedded derivative liability	(24)	(17)	7	29%
Other income, net	3	2	(1)	-33%
Interest expense	(60)	(57)	3	5%

Income (loss) from continuing operations, before income tax provision, equity in income and noncontrolling interest	(2)	16	18	NM
Income tax provision	(7)	(10)	(3)	43%
Equity in income, net of tax	—	1	1	NM

Net income (loss) from continuing operations	(9)	7	16	NM
Income (loss) from discontinued operations, net of tax	(5)	1	6	120%

Net income (loss)	(14)	8	22	157%
Less: net income attributable to noncontrolling interest, net of tax	1	3	2	200%

Net income (loss) attributable to the Company	$(15)	$5	$20	133%

(1)	We recorded no restructuring costs and $3 million in restructuring costs in cost of sales for the first nine months of 2009 and 2010, respectively.
(2)	We recorded $8 million and $16 million of restructuring costs in selling, general and administrative expenses for the first nine months of 2009 and 2010, respectively.
NM	(Not Meaningful)

Cost of sales/Gross margin. Gross profit increased by $41 million during the first nine months of 2010 in comparison to the first nine months of 2009. Gross margin increased in the first nine months of 2010 to 20.7% from 19.9% in the first nine months of 2009. The gross margin percentage in the first nine months of 2010 increased despite a 22% increase in freight costs. The increase in gross margin during the third quarter of 2010 was primarily due to an increase in sales volume, currency effects and the effects of our comprehensive restructuring. The comprehensive restructuring began at the end of 2005 and we anticipate that it will be completed by the end of 2010. Due to the comprehensive restructuring, the operating costs in the third quarter of 2010 in comparison to the third quarter of 2009 as a percent of sales decreased. The improvement in gross margin includes $12 million of favorable currency translation effects.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by $24 million during the first nine months of 2010 in comparison to the first nine months of 2009 due to restructuring costs, payroll related costs, insurance related expenses, advertising, information technology expenses and professional fees. Restructuring costs increased by $8 million in the first nine months of 2010 in comparison to 2009, which was mainly related to our Brake North America and Venezuela operations. Advertising and payroll related costs increased by $9 million related to improved market and economic conditions of the Company.

Operating profit. Our operating profit increased in the first nine months of 2010 in comparison to the first nine months of 2009. Operating margin increased from 5% in the first nine months of 2009 to 6% in the first nine months of 2010. The increase in operating profit was due an improvement in gross margin and an increase in sales volume. The On and Off-Highway segment operating profit increased in the first nine months of 2010 in comparison to the first nine months of 2009 due to the improved gross margin and increased sales. The Brake South America segment operating loss increased in the first nine months of 2010 due to the restructuring costs related to the closure of our Maracay, Venezuela manufacturing plant. The Corporate, eliminations and other operating loss increased by $5 million due primarily to increased selling, general and administrative expenses.

Gain on extinguishment of debt. In June of 2009 we purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in the first nine months of 2009.

Change in fair value of redeemable preferred stock embedded derivative liability. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 with a conversion in cash, common stock or a combination of both. We determined that the conversion feature of our Redeemable Preferred Stock is an embedded derivative. The estimated value of the embedded derivative is calculated based on such factors as expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate and the estimated fair value of our equity. The decrease in the change in fair value in the first nine months of 2010 in comparison to the first nine months of 2009 was mainly due to a lower rate of change in the volatility and fair value of our equity in 2010.

Interest expense. Interest expense decreased by $3 million in the first nine months of 2010 in comparison to the first nine months of 2009 due to refinancing related expenses in the third quarter of 2009 of $10 million offset by higher interest rates on our new debt structure. On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. We recorded a write-off of $5 million to interest expense for unamortized debt issue costs associated with the former term loan facility, revolving credit facility and the accounts receivable facility. We also recorded $4.4 million in settlement costs and $0.2 million of accrued interest related to the termination of our interest rate swap agreements.

Income tax provision. The income tax provision was $10 million and $7 million for the first nine months of 2010 and 2009, respectively. The effective tax rate for first nine months of 2010 and 2009 were negatively impacted by a non recurring item. Otherwise, the effective tax rates were similar for both 2010 and 2009, respectively.

Net income (loss). Net income increased by $22 million in the first nine months of 2010 in comparison to the first nine months of 2009 due mainly to the increase in gross profit and the change in fair value of redeemable preferred stock embedded derivative liability.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

Net sales. Consolidated net sales decreased by $118 million in 2009 in comparison to 2008 due mainly to unfavorable foreign currency translation effects of $96 million. The following table summarizes the consolidated net sales results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$727	$713	$(14)	-2%	$(47)
Brake North America and Asia products	658	593	(65)	-10%	(14)
Commercial Distribution South America products	368	333	(35)	-10%	(35)
Chassis products	155	153	(2)	-1%	(2)

On and Off-highway segment	1,908	1,792	(116)	-6%	(98)
Brake South America segment	26	22	(4)	-15%	—
Corporate, eliminations and other	(19)	(17)	2	11%	2

Total net sales	$1,915	$1,797	$(118)	-6%	$(96)

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales decreased due to the following:

(1)	Filtration products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $47 million, which were related to the weakening of the Polish Zloty, the Canadian Dollar, Ukraine Hryvnia and the Mexican Peso against the U.S. Dollar. Offsetting the translation effects were increased sales in our Polish and Venezuelan operations.

(2)	Brake North America and Asia products sales decreased in 2009 in comparison to 2008 partially due to $14 million in unfavorable foreign currency translation effects. The decrease is also attributable to a decline in volume, which is related to the general softness in the aftermarket business relating to our branded products. Additionally, one of our customers ceased orders of certain of our brake products and as a result our sales decreased by $21 million. The same customer has increased its filtration orders so we anticipate only a marginal effect on our consolidated net sales. OES channels, which consist primarily of new vehicle manufacturers’ service departments at new vehicle dealerships, have also decreased orders due to recessionary pressures. In 2006, we began to discontinue OEM and co-manufacturing contracts, which were not profitable. The sales relating to these contracts have decreased since 2006 by approximately $100 million. The decrease relating to these contracts in 2009 in comparison 2008 was $9 million.

(3)	Commercial Distribution South America products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $35 million. The general softness of the South American economies led to a decline in sales in most of our South American operations. However, our Brazilian distribution company offset the decline in sales as it continued to grow its market share even in unfavorable market conditions.

(4)	Chassis products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $2 million, which were related to the weakening of the Canadian Dollar against the U.S. Dollar.

Brake South America segment products sales for 2009 decreased in comparison to 2008 due to the closure of a facility in Argentina in 2008. The closed facility had approximately $7 million in sales in 2008. The closed facility mainly manufactured product for our Brake North America operations and Commercial Distribution South America operations. On a consolidated basis, the closure did not result in a significant loss of sales.

The following table summarizes the consolidated results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change
Net sales	$1,915	$1,797	$(118)	-6%
Cost of sales(1)	(1,546)	(1,429)	117	-8%

Gross profit	369	368	(1)	—
Gross margin	19%	20%
Selling, general and administrative expenses(2)	(276)	(267)	9	–3%
Selling, general and administrative expenses as a percent of sales	14%	15%

Operating profit (loss)
On and Off-highway segment	141	153	12	9%
Brake South America segment	(11)	(3)	8	73%
Corporate, eliminations and other	(37)	(49)	(12)	-32%

Operating profit	93	101	8	9%
Operating margin	5%	6%
Gain on extinguishment of debt	—	8	8	NM
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(27)	NM
Other income (loss), net	(4)	5	9	225%
Interest expense	(65)	(79)	(14)	22%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	27	11	(16)	-59%
Income tax provision	(14)	(19)	(5)	36%
Equity in income, net of tax	—	1	1	NM

Net income (loss) from continuing operations, net of tax	13	(7)	(20)	-154%
(Loss) from discontinued operations, net of tax(3)	(19)	(61)	(42)	NM

Net loss	(6)	(68)	(62)	NM
Less: net income attributable to noncontrolling interest, net of tax	—	2	2	NM

Net loss attributable to the Company	$(6)	$(70)	$(64)	NM

(1)	We recorded $1 million in restructuring costs in cost of sales in 2008 and 2009.
(2)	We recorded $27 million and $11 million of restructuring costs in selling, general and administrative expenses for 2008 and 2009, respectively.
(3)	We recorded in our discontinued operations $12 million and $2 million in restructuring costs in 2008 and 2009, respectively.

NM  (Not Meaningful)

Cost of sales/Gross margin. Gross margin improved to 20% in 2009 in comparison to 19% in 2008. In 2005 we embarked on the comprehensive restructuring to transform our brake operations from a domestic manufacturer to a global manufacturer and distributor. We have completed a significant portion of the comprehensive restructuring and as a result our gross margin improved due to cost savings realized in 2009. This improvement was offset by the strengthening of the U.S. Dollar which decreased the gross margin in 2009 in comparison to 2008 by $27 million.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2009 decreased from 2008 due mainly to a reduction in restructuring costs of $16 million. The higher restructuring expenses in 2008 were related to announcing the closure of six facilities in 2008 and, in contrast, we approved the closure of one facility in 2009. Offsetting the decrease in expense was a $3 million management fee charged by Cypress for services related to the refinancing and other advisory services.

Operating profit. Operating profit increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from the comprehensive restructuring offset by the strengthening of the U.S. Dollar as discussed above and the reduction in selling, general and administrative expenses. On and Off-highway segment operating profit increased in 2009 in comparison to 2008 despite a 6% decrease in sales. Operating profit increased due to an increase in gross margin percentage and a reduction in our selling, general and administrative costs. The Brake South America segment operating loss decreased in 2009 due to the reduction in operating costs from the closure of an Argentina facility in the middle of 2008.

Gain on extinguishment of debt. In June of 2009, we purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in the second quarter of 2009.

Change in fair value of redeemable preferred stock embedded derivative liability. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 with a conversion in cash, common stock or a combination of both. We determined that the conversion feature of our Redeemable Preferred Stock is an embedded derivative. The estimated value of the embedded derivative is calculated based on such factors as expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate and the estimated fair value of our equity. The increase in fair value in 2009 in comparison to 2008 was due to the change in the volatility and fair value of our equity, which was due to the improvement in market conditions.

Interest expense. Interest expense increased by $14 million during 2009 in comparison to 2008. On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. We recorded a write-off of $5 million to interest expense for unamortized debt issue costs associated with the former term loan facility, revolving credit facility and the accounts receivable facility. We also recorded $4.4 million in settlement costs and $0.2 million of accrued interest related to the termination of our interest rate swap agreements. The remaining increase in interest expense related to higher borrowing levels and rates.

Income tax provision. The income tax provision increased by $5 million for 2009 in comparison to 2008 despite a $16 million decrease in income from continuing operations before income tax provision, equity in income and noncontrolling interest in 2009. The change in fair value of redeemable preferred stock embedded derivative liability of $24 million is not deductible for federal income tax purposes. Consequently, this increased the 2009 effective tax rate.

Loss from discontinued operations, net of tax. As part of our strategic plan we committed to a plan to sell our Commercial Distribution Europe business unit during the fourth quarter of 2009. Subsequently, on February 2, 2010, we sold the business unit for approximately $12 million, subject to post closing adjustments. Commercial Distribution Europe incurred a loss of $61 million in 2009 of which $10 million relates to loss on operations, $75 million relates to an impairment charge to reduce the carrying value of the business to expected realizable value, and offsetting these amounts is $24 million which relates to a tax benefit to us resulting from this transaction.

Net income (loss). Net income from continuing operations decreased in 2009 in comparison to 2008 and the net loss attributable to the Company decreased due to the increased loss in our discontinued operation and due to an increase in fair value of redeemable preferred stock embedded derivative liability.

Net income attributable to noncontrolling interest, net of tax. The noncontrolling interest mainly relates to our 85% controlling interest in Haimeng, which is further described in Note 3. Business Combinations in the notes to our audited financial statements included elsewhere in this prospectus.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2008

Net sales. Consolidated net sales increased by $58 million in 2008 in comparison to 2007. The increase in consolidated net sales was primarily a result of currency translation gains of $46 million, largely attributable to a stronger Brazilian Real and Polish Zloty. The U.S. Dollar weakened during the first three quarters of 2008 and subsequently strengthened during the fourth quarter of 2008. The following table summarizes the consolidated net sales results for the years ended December 31, 2007 and December 31, 2008:

(Dollars in millions)	Consolidated Year Ended December 31, 2007	Consolidated Year Ended December 31, 2008	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$728	$727	$(1)	—	$17
Brake North America and Asia products	674	658	(16)	-2%	1
Commercial Distribution South America products	301	368	67	22%	29
Chassis products	150	155	5	3%	—

On and Off-highway segment	1,853	1,908	55	3%	47
Brake South America segment	30	26	(4)	-13%	—
Corporate, eliminations and other	(26)	(19)	7	27%	(1)

Total net sales	$1,857	$1,915	$58	3%	$46

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales increased due to the following:

(1)	Filtration products sales decreased slightly in 2008 in comparison to 2007. Filtration products sales decreased due to recessionary pressures in the North America market. Offsetting the decrease in North American sales was an increase in Filtration products sales from our Polish operation, which was due to the strengthening of the Polish Zloty against the U.S. Dollar during the first three quarters of 2008.

(2)	Brake North America and Asia products sales decreased in 2008 in comparison to 2007. We did not renew certain unprofitable OEM contracts thus reducing sales by $27 million. Partially offsetting the decrease were increased sales with two of our larger customers.

(3)	Commercial Distribution South America products sales increased in 2008 in comparison to 2007. The Commercial Distribution South America product operations are mainly comprised of our Brazilian operations. Our Brazilian operations sales increased $65 million in 2008 compared to 2007 due to favorable market conditions, gains in market share and currency translation gains of $29 million.

(4)	Chassis products sales increased by 3% in 2008 in comparison to 2007 due to an increase in sales with a few of our larger customers.

Brake South America segment products sales decreased in 2008 in comparison to 2007 due to the closure of a facility in Argentina in the middle of the year. The closed facility mainly manufactured product for our Brake North America operations and Commercial Distribution South America products segment. On a consolidated basis the closure did not result in a significant loss of sales.

The following table summarizes the consolidated results for the years ended December 31, 2007 and December 31, 2008:

(Dollars in millions)	Consolidated Year Ended December 31, 2007	Consolidated Year Ended December 31, 2008	Dollar Change	Percent Change
Net sales	$1,857	$1,915	$58	3%
Cost of sales(1)	(1,512)	(1,546)	(34)	2%

Gross profit	345	369	24	7%
Gross margin	19%	19%
Selling, general and administrative expenses(2)	(276)	(276)	—	NM
Selling, general and administrative expenses as a percent of sales	15%	14%
Income from settlement	15	—	(15)	NM

Operating profit (loss)
On and Off-highway segment	109	141	32	29%
Brake South America segment	(6)	(11)	(5)	83%
Corporate, eliminations and other	(19)	(37)	(18)	95%

Operating profit	84	93	9	11%
Operating margin	5%	5%
Change in fair value of redeemable preferred stock embedded derivative liability	—	3	3	NM
Other income (loss), net	4	(4)	(8)	NM
Interest expense	(67)	(65)	2	-3%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	21	27	6	29%
Income tax provision	(4)	(14)	(10)	250%
Equity in income, net of tax	1	—	(1)	NM

Net income from continuing operations, net of tax	18	13	(5)	-28%
(Loss) from discontinued operations, net of tax(3)	(17)	(19)	(2)	12%

Net income (loss)	1	(6)	(7)	NM
Less: net income attributable to noncontrolling interest, net of tax	—	—	—	NM

Net income (loss) attributable to the Company	$1	$(6)	$(7)	NM

(1)	We recorded $3 million and $1 million in restructuring costs in cost of sales in 2007 and 2008, respectively.
(2)	We recorded $23 million and $27 million of restructuring costs in selling, general and administrative expenses for 2007 and 2008, respectively.
(3)	We recorded in our discontinued operations $12 million in restructuring costs in 2007 and 2008.

NM  (Not Meaningful)

Cost of sales/Gross margin. Gross margin was 19% for 2008 and 2007. The comprehensive restructuring has led to improved gross margins. However, offsetting these improvements were higher costs related to freight, steel and oil-based products.

Selling, general and administrative expenses. Our selling, general and administrative expenses were flat for 2008 and 2007. During 2008, restructuring and legal costs increased but were offset by cost cutting measures. Legal fees increased in 2008 due mainly to the settlement costs related to a lawsuit filed against us.

Income from settlement. In December 2007, we received a general unsecured nonpriority claim against Dana in the amount of $22 million U.S. Dollars in connection with the settlement of claims against Dana as a result of their Chapter 11 filing and the termination of the purchase agreement and we monetized the claim for $15 million. The settlement proceeds were recorded as a component of operating expenses. See Note 24. Settlement in the notes to our consolidated financial statements included elsewhere in this prospectus. There were no settlement proceeds received during 2008.

Operating profit. Our operating profit increased in 2008 in comparison to 2007. On and Off-highway segment operating profit increased in 2008 in comparison to 2007. The increase was mainly due to improved operating profit in our Commercial Distribution South America products operations, which was due to the increase in sales. Brake South America segment operating profit decreased in 2008 in comparison to 2007 due to the restructuring costs related to the closure of the Argentina facility. Corporate and other operating loss increased in 2008 by $18 million in comparison to 2007 due mainly to the income from settlement. The income from settlement reduced the corporate and other operating loss in 2007 by $15 million.

Change in fair value of redeemable preferred stock embedded derivative liability. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 with a conversion in cash, common stock or a combination of both. We determined that the conversion feature of our Redeemable Preferred Stock is an embedded derivative. The estimated value of the embedded derivative is calculated based on such factors as expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate and the estimated fair value of our equity. The initial fair value of the embedded derivative on October 31, 2008 was $15 million. The embedded derivative decreased in fair value in the last two months of 2008, which was mainly due to the fair value of our equity.

Interest expense. Interest expense in 2008 decreased in comparison to the same period in 2007. Interest expense was slightly lower due to lower variable short term interest rates.

Income tax provision. The income tax provision for 2008 increased by $10 million in comparison to 2007 primarily due to a $21 million non taxable dividend received in 2007 from a foreign subsidiary, which did not occur in 2008.

Loss from discontinued operations, net of tax. Loss from discontinued operations, net of taxes increased to $19 million in 2008 from $17 million in 2007. The increase in the net loss is due to the increase in restructuring costs related to the closure of the Barcelona facility.

Net income (loss). Net income decreased by $7 million in 2008 in comparison to 2007 due mainly to the increase in taxes.

Liquidity and Capital Resources

Our primary source of liquidity is cash flow from operations and available borrowings from our ABL Revolver. On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. Our primary liquidity requirements are expected to be for debt servicing, working capital, restructuring obligations and capital spending. Our liquidity requirements are significant, primarily due to debt service requirements, restructuring and expected capital expenditures.

We are significantly leveraged as a result of the Acquisition and the refinancing that occurred in 2009. Affinia Group Inc. issued the Subordinated Notes in connection with the Acquisition and issued the Secured Notes and entered into the ABL Revolver in connection with the refinancing. As of September 30, 2010, we had $703 million in aggregate indebtedness. As of September 30, 2010, we had an additional $199 million of borrowing capacity available under our ABL Revolver after giving effect to $16 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. In addition, we had cash and cash equivalents of $66 million and $74 million as of December 31, 2009 and September 30, 2010, respectively.

We spent $22 million and $32 million on capital expenditures during the first nine months of 2009 and 2010, respectively, as well as $25 million and $31 million during 2008 and 2009, respectively. The cash flow from operations on an annual basis has historically been adequate to meet our liquidity needs. However, during the first half of the year, cash flows from operations are typically not sufficient to meet our liquidity needs, and we therefore utilize our ABL Revolver to bridge our financing needs until the second half of the year. Based on the current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our ABL Revolver, will be adequate to meet liquidity needs.

Our ABL Revolver matures in August 2013 and our Subordinated Notes mature in November 2014. Refinancing our ABL Revolver and Subordinated Notes will require significant additional sources of liquidity over the long term. Furthermore, if we were to undertake a significant acquisition or capital improvement plan, we may need additional sources of liquidity. We expect to meet such liquidity needs by entering into new or additional credit facilities and/or offering new or additional debt or equity securities, but whether such sources of liquidity will be available to us at any given point in the future will depend on a number of factors that are outside of our control, including general market conditions.

Asset Based Credit Facilities

Overview. On August 13, 2009, Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver maturing in 2013, of which $80 million was outstanding at September 30, 2010, that includes (i) a revolving credit facility of up to $295 million for borrowings solely to the U.S. domestic borrowers (the “U.S. Facility”), including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility and (ii) a revolving credit facility of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower (the “Canadian Facility”). Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time.

Guarantees and Collateral. The indebtedness, obligations and liabilities under the U.S. Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Holdings and certain of its current and future U.S. subsidiaries, and are secured by a first-priority lien on accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto and a second-priority lien on the collateral securing the Secured Notes (collectively, the “U.S. Collateral”).

The indebtedness, obligations and liabilities under the Canadian Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Holdings, certain of its current and future U.S. subsidiaries and certain of its Canadian subsidiaries and are also secured by the U.S. Collateral and by a first-priority lien on substantially all of the Canadian borrower’s and the Canadian guarantors’ existing and future assets, including, but not limited to, accounts receivable and inventory (but excluding owned real property and the capital stock of any non-U.S. and non-Canadian subsidiaries of the Canadian borrower or the Canadian guarantors).

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains certain covenants that, among other things, limit or restrict the ability of Holdings and its subsidiaries to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisitions and investments;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of the borrowers’ capital stock;

•	amend certain material governance documents;

•	change the nature of the borrowers’ business;

•	make any advances, investments or loans;

•	engage in certain transactions with affiliates;

•	issue or dispose of equity interests;

•	change the borrowers’ fiscal periods; and

•	restrict dividends, distributions or other payments from Holdings’ subsidiaries.

In addition, commencing on the day that an event of default occurs or availability under the ABL Revolver is less than the greater of (i) 15% of the total revolving loan commitments and (ii) $47.25 million, Holdings is required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last 12-month period.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained in the ABL Revolver.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. The LIBOR rate and the BA rate are, in each case, subject to a floor of 1.50%. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 1.00% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.75% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) will be increased by 2% per annum.

Cash Dominion. If availability under the ABL Revolver is less than the greater of (i) 20% of the total revolving loan commitments and (ii) $63 million, or if there exists an event of default, amounts in Affinia Group Inc.’s deposit accounts and the deposit accounts of the subsidiary guarantors (other than certain excluded accounts) will be transferred daily into a blocked account held by the administrative agent and applied to reduce the outstanding amounts under the ABL Revolver.

Senior Notes

Overview. In November 2004, Affinia Group Inc. issued $300 million aggregate principal amount of the Subordinated Notes, which bear interest at a rate of 9% and mature on November 30, 2014, pursuant to an indenture dated as of November 30, 2004 (the “senior subordinated indenture”). Subsequently, in connection with our refinancing in August 2009, Affinia Group Inc. issued $225 million aggregate principal amount of the Secured Notes (together with the Subordinated Notes, the “Senior Notes”), which bear interest at a rate of 10.75% and mature on August 15, 2016, pursuant to an indenture dated as of August 13, 2009 (the “senior secured indenture” and, together with the senior subordinated indenture, the “senior indentures”). As of September 30, 2010, $267 million principal amount of the Subordinated Notes was outstanding and $223 million principal amount of the Secured Notes was outstanding, net of a $2 million issue discount which is being amortized until the Secured Notes mature.

Guarantees and Collateral. The Subordinated Notes are unconditionally guaranteed jointly and severally on a senior subordinated basis by substantially all of our wholly-owned domestic subsidiaries. The Secured Notes are unconditionally guaranteed jointly and severally on a senior secured basis by substantially all of our wholly-owned domestic subsidiaries.

The Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto) of Affinia Group Inc. and the guarantors and on a second-priority lien basis by the accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto of Affinia Group Inc. and the guarantors.

Interest Payments. Interest on the Subordinated Notes is payable on May 30 and November 30 of each year and interest on the Secured Notes is payable on February 15 and August 15 of each year.

Optional Redemption. We may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the applicable senior indenture.

Change of Control. Upon the occurrence of certain change of control events specified in the applicable senior indenture, each holder of the Subordinated Notes or Secured Notes has the right to require us to repurchase such holder’s Subordinated Notes or Secured Notes, as applicable, at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants. The senior indentures contain certain covenants that, among other things, limit or restrict the ability of Affinia Group Inc. and its restricted subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	issue capital stock;

•	make certain investments or acquisitions;

•	make capital expenditures;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	change their line of business;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the senior indentures.

Seller Note

Overview. As part of the financing in connection with our acquisition of substantially all of Dana’s aftermarket business operations, Affinia Group Holdings Inc. issued to Dana the Seller Note, a subordinated payment in kind note due 2019 with a face amount of $74.5 million, which matures on November 30, 2019. We may prepay at our option all or part of the Seller Note at specified prepayment prices, subject to certain structural and contractual limitations.

We intend to use approximately $100 million of our net proceeds from this offering to repay the Seller Note in full.

Interest Rate. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. The fair market value of the Seller Note was $90 million and it bore an effective interest rate of 12.5% as of September 30, 2010.

Change of Control; Dividend Payments. Upon the occurrence of certain change of control events specified in the Seller Note, each holder of the Seller Note will have the right to require us to repurchase the Seller Note at specified prepayment prices. In addition, upon the occurrence of a dividend event specified in the Seller Note, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made, subject to certain structural and contractual limitations.

Covenants. The Seller Note contains certain covenants that among other things limit or restrict our ability to (subject to certain qualifications and exceptions):

•	pay dividends from the proceeds of any asset sale event or recapitalization event; and

•	enter into transactions with affiliates.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the Seller Note.

Cash Flows

Net Cash Provided by Operating Activities

In 2007, cash flow from operating activities was a $1 million source of cash in comparison to a $47 million source of cash in 2008 and a $55 million source of cash during 2009. In addition, cash flow from operating activities for the nine months ended September 30, 2009 and 2010 was an $11 million and a $32 million source of cash, respectively. The following table summarizes significant changes in our operating activities:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net income (loss)	$1	$(6)	$(68)	$(14)	$8
Gain on extinguishment of debt	—	—	(8)	(8)	—
Write-off of unamortized deferred financing costs	—	—	5	5	—
Change in trade accounts receivable	(10)	31	3	(49)	(40)
Change in inventories	(76)	(39)	42	39	(48)
Impairment of assets	3	2	75	—	—
Change in other operating liabilities	12	57	(42)	(26)	73

Subtotal	(70)	45	7	(53)	(7)
Other changes in operating activities	71	2	48	64	39

Net cash provided by operating activities	$1	$47	$55	$11	$32

Gain on extinguishment of debt. The retirement of $33 million of notes during the second quarter of 2009 resulted in a pre-tax gain on the extinguishment of debt of $8 million.

Write-off of debt issuance costs. We recorded a write-off of $5 million to interest expense for unamortized deferred financing costs associated with the retirement of our former term loan facility, revolving credit facility and the accounts receivable facility.

Change in trade accounts receivable. The first nine months of 2010 in comparison to the same period last year was comparable. Our accounts receivable increases and decreases in the other periods presented were mainly due to the timing of payments and the seasonality of our industry.

Change in inventories. The change in inventories was a $39 million use of cash in 2008 and a $42 million source of cash in 2009. In 2008, our inventory increased mainly due to increases in Brazil and other international locations. Our Brazilian operations were experiencing record sales in 2008 and, as a result, built up inventory to keep up with demand. The reduction in inventory in 2009 was due to a concerted effort to reduce inventories due to the economic downturn. The change in inventories was a $39 million source of cash in the first nine months of 2009 and a $48 million use of cash in the first nine months of 2010. The change from source to use in cash is primarily due to increased demand and sales in 2010 in comparison to the same period last year. There was a concerted effort to reduce inventories in 2009 due to economic downturn, which resulted in a source of cash in that year.

Change in other operating liabilities. The change in other operating liabilities was a $26 million use of cash in the first nine months of 2009 as compared to a $73 million source of cash during the first nine months of 2010. The change from a use of cash to source of cash was primarily due to accounts payable, which was a $33 million use of cash during the first nine months of 2009 and a $54 million source of cash during the first nine months of 2010. Accounts payable fluctuates from quarter to quarter due to the timing of payments.

Impairment of assets. We had a $75 million impairment in 2009 related to the sale of our Commercial Distribution Europe business unit on February 2, 2010.

Net Cash (Used in) Provided by Investing Activities

The following table summarizes our net cash (used in) provided by investing activities:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Proceeds from sales of assets	$14	$1	$—	$—	$—
Investments in companies, net of cash acquired	—	(50)	—	—	—
Proceeds from sales of affiliates	—	6	—	—	11
Investment in affiliate	—	(6)	—	—	—
Change in restricted cash	—	(1)	(5)	(11)	(4)
Additions to property, plant and equipment	(30)	(25)	(31)	(22)	(32)
Other investing activities	—	—	—	—	(1)

Net cash (used in) provided by investing activities	$(16)	$(75)	$(36)	$(33)	$(26)

The changes in our net cash (used in) provided by investing activities are mainly comprised of the following:

(1)

Proceeds from sales of assets and proceeds from sales of affiliates were a source of cash of $14 million in 2007, $1 million in 2008 and nil in 2009. The higher proceeds in 2007 mainly related to the sale of assets as part of the comprehensive restructuring. During 2007, we sold some significant facilities in connection with the comprehensive restructuring. We also received $6 million in 2008 related to the sale of two subsidiaries. In addition, on February 2, 2010, we sold our Commercial Distribution Europe business unit for $12 million, subject to certain post-closing purchase price adjustments. As of September 30, 2010 $11 million in cash has been received. The Haimeng restricted cash fluctuates based on operating cash flow needs.

(2)	The increase in the use of cash in 2008 was mainly due to the $50 million acquisition of Affinia Hong Kong Limited.

(3)	An additional use of cash was a change in restricted cash of $5 million during 2009. The change in restricted cash related to Haimeng, which we commenced consolidating during the fourth quarter of 2008.

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities for 2009 was a $35 million use of cash compared to a $53 million source of cash in 2008, respectively. In the third quarter of 2009, we refinanced a portion of our then-existing debt. We settled the former term loan facility by paying $287 million. The refinancing included sources of cash of $222 million from the Secured Notes. We also had $90 million of net borrowings in 2009 on the new ABL Revolver and $22 million of fees and other associated financing costs. In June of 2009, we purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in the second quarter of 2009.

Net cash provided by financing activities for the first nine months of 2009 and 2010 was a source of cash of $9 million and $2 million, respectively. The significant activity in financing activities occurred in the third quarter of 2009 due to the refinancing of a portion of our then-existing debt. We settled the former term loan facility by paying $287 million. The refinancing included a source of cash of $222 million from the Secured Notes. We also had $260 million of borrowings and $140 million of payments on the new ABL Revolver and $22 million of fees and other associated financing costs.

Contractual Obligations and Commitments

Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under debt obligations at maturity, under operating lease agreements, and under purchase commitments for property, plant, and equipment. The following table summarizes our fixed cash obligations over various future periods as of December 31, 2009:

(Dollars in millions)	Payments Due by Period
Contractual Cash Obligations(1)	Total	Less than 1 year	1 – 3 Years	4 – 5 years	After 5 Years
Debt obligations	$692	$12	$10	$357	$313
Interest payable in kind on Seller Note(2)	201	—	—	—	201
Interest on senior subordinated notes	118	24	48	46	—
Interest on senior secured notes	160	24	48	49	39
Interest on ABL Revolver(3)	21	8	8	5	—
Operating leases(4)	168	27	51	44	46
Post employment obligations	21	1	18	1	1
Purchase commitments for property, plant, and equipment	2	2	—	—	—

Total contractual obligations	$1,383	$98	$183	$502	$600

(1)	Excludes the $2 million reserve for income taxes under ASC Topic 740, “Income Taxes,” as we are unable to reasonably predict the ultimate timing of settlement of our reserves for income taxes.
(2)	As part of the financing in connection with the Acquisition, we issued the Seller Note with a face value of $74.5 million. Interest paid in kind, inclusive of discount accretion, on the Seller Note due 2019 was 8% per annum initially, with an increase to 10% per annum on November 30, 2009.

(3)	The ABL Revolver consists of a 4% fixed margin and 1.5% floor on LIBOR borrowings. The fixed margin can vary based on availability on the ABL Revolver.
(4)	The operating leases include a contractual obligation of $73 million for a logistics service agreement and $27 million for operating leases for our Commercial Distribution Europe business unit, which was sold on February 2, 2010. The obligations have been assumed by the buyer of this business unit.

Commitments and Contingencies

We are a party in various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws.

We have various accruals for contingent liability costs associated with pending judicial and administrative proceedings (excluding environmental liabilities described below). We had $1 million accrued at December 31, 2008 and 2009. There are no recoveries expected from third parties. If there is a range of equally probable outcomes, we accrue the lower end of the range.

The fair value of an asset retirement obligation (“ARO”) is required to be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The ARO is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO liability resulting from the passage of time are recognized as an increase in the carrying amount of the liability and an accretion to expense. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in both the asset and liability. Our ARO liability recorded at December 31, 2008 and December 31, 2009 was $2 million and the accretion for 2008 and 2009 was less than $1 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, such as currency exchange and interest rate fluctuation. Where necessary to minimize such risks we may enter into financial derivative transactions, however we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Currency Risk

We conduct business throughout the world. Although we manage our businesses in such a way as to reduce a portion of the risks associated with operating internationally, changes in currency exchange rates may adversely impact our results of operations and financial position.

The results of operations and financial position of each of our operations are measured in their respective local (functional) currency. Business transactions denominated in currencies other than an operation’s functional currency produce foreign exchange gains and losses, as a result of the re-measurement process. To the extent that our business activities create monetary assets or liabilities denominated in a non-local currency, changes in an entity’s functional currency exchange rate versus each currency in which an entity transacts business have a varying impact on an entity’s results of operations and financial position, as reported in functional currency terms. Therefore, for entities that transact business in multiple currencies, we seek to minimize the net amount of cash flows and balances denominated in non-local currencies. However, in the normal course of conducting international business, some amount of non-local currency exposure will exist. Therefore, management monitors these exposures and may engage in business activities or execute financial hedge transactions intended to mitigate the potential financial impact related to changes in the respective exchange rates.

Our consolidated results of operations and financial position, as reported in U.S. Dollars, are also affected by changes in currency exchange rates. The results of operations of our non-U.S. Dollar functional entities are translated into U.S. Dollars for consolidated reporting purposes each period at the average currency exchange rate experienced during the period. To the extent that the U.S. Dollar may appreciate or depreciate over time, the contribution of non-U.S. Dollar denominated results of operations to our U.S. Dollar reported consolidated earnings will vary accordingly. Therefore, changes in the various local currency exchange rates, as applied to the revenue and expenses of our non-U.S. Dollar operations may have a significant impact on our sales and, to a lesser extent, consolidated net income trends. In addition, a significant portion of our consolidated financial position is maintained at foreign locations and is denominated in functional currencies other than the U.S. Dollar. The non-U.S. Dollar denominated monetary assets and liabilities are translated into U.S. Dollars at each respective currency’s exchange rate then in effect at the end of each reporting period. The financial impact of the translation process is reflected within the other comprehensive income component of shareholder’s equity. Accordingly, the amounts shown in our consolidated shareholders’ equity account will fluctuate depending upon the cumulative appreciation or depreciation of the U.S. Dollar versus each of the respective functional currencies in which we conduct business. Management seeks to mitigate the potential financial impact upon our consolidated results of operations due to exchange rate changes by engaging in business activities or by executing financial derivative transactions intended to mitigate specific transactional underlying currency exposures. We do not engage in activities solely intended to counteract the impact that changes in currency exchange rates may have upon our U.S. Dollar reported statement of financial condition.

Our foreign currency exchange rate risk management efforts primarily focus upon operationally managing the net amount of non-functional currency denominated monetary assets and liabilities. In addition, we routinely execute short-term currency exchange rate forward contracts with the intent to mitigate the earnings impact related to the re-measurement process. At September 30, 2010, we had currency exchange rate derivatives with an aggregate notional value of $114 million having fair values of $2 million in assets and $1 million in liabilities.

Interest Rate Risk

We are exposed to the risk of rising interest rates to the extent that it funds its operations with short-term or variable-rate borrowings. At September 30, 2010, our aggregate debt outstanding was $703 million. The total amount of interest bearing debt, which excludes $2 million of discount on the Secured Notes, was $705 million as of September 30, 2010. This consisted of $95 million of floating-rate debt and $610 million of fixed-rate debt.

Pursuant to our written interest rate risk management policy we actively monitor and manage our fixed versus floating rate debt composition within a specified range. At quarter-end, fixed rate debt comprised approximately 87% of our total debt. Based on the amount of floating-rate debt outstanding at September 30, 2010, a 1% rise in interest rates would result in insignificant incremental interest expense.

At September 30, 2010, the majority of our floating-rate debt relates to $80 million of borrowings under our ABL Revolver. The interest expense related to the ABL Revolver is LIBOR based and subject to a 1.5% LIBOR rate floor. If the LIBOR rate remains less than 1.00%, a 50 basis point change in the level of interest rates would not affect the cost of our ABL Revolver borrowings nor would it materially impact our consolidated interest expense.

Commodity Price Risk Management

We are exposed to adverse price movements or surcharges related to commodities that are used in the normal course of business operations. Management actively seeks to negotiate contractual terms with our customers and suppliers to limit the potential financial impact related to these exposures.

Critical Accounting Estimates

The critical accounting estimates that affect our financial statements and that use judgments and assumptions are listed below. These estimates are subject to a range of amounts because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimate at the time of original entry in our accounting records. Adjustments are recorded when actual results differ from the expected forecasts underlying the estimates. These adjustments could be material if our results were to change significantly in a short period of time. We make frequent comparisons of actual results and expected forecasts in order to mitigate the likelihood of material adjustments.

Asset Impairment. We perform impairment analyses, which are based on the guidance found in ASC Topic 350, “Intangibles-Goodwill and Other” and ASC Topic 360, “Property, Plant, and Equipment.” Management also evaluates the carrying amount of our inventories on a recurring basis for impairment due to lower of cost or market issues, and for excess or obsolete quantities. Goodwill and intangibles with indefinite lives are tested for impairment as of December 31 of each year or more frequently as necessary. The factors that would cause a more frequent test for impairment include, among other things, a significant negative change in the estimated future cash flows of the reporting unit that has goodwill or other intangibles because of an event or a combination of events. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Goodwill. The impairment test involves a two-step process. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying values, including goodwill, is performed. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

We primarily determine the fair value of our reporting units using a discounted cash flow model (“DCF model”), and supplement this with observable valuation multiples for comparable companies, as applicable. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments. We will continue to monitor market conditions and other factors to determine if interim impairment tests are necessary in future periods. If impairment indicators are present in future periods, the resulting impairment charges could have a material impact on our results of operations.

Trade Names. The fair value for each trade name is estimated based upon management’s estimates using a royalty savings approach, which is based on the principle that, if the business did not own the asset, it would have to license it in order to earn the returns that it was earning. The fair value is calculated based on the present value of the royalty stream that the business was saving by owning the asset. The projections that we use in our model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether trade names are impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments.

Other Intangibles. Finite-lived intangibles are amortized over their estimated useful lives. Impairment tests for these intangible assets are only performed when a triggering event occurs that indicates that the carrying value of the intangible may not be recoverable based on the undiscounted future cash flows of the intangible. If the carrying amount of the intangible is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on a DCF model.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined on the first in first out basis for all inventories or average cost basis for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of inventory value are determined on a product line basis. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand principally based on historical market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use, which is generally defined as inventory quantities in excess of 24 months of historical sales, is adjusted for certain allowances such as new part number introductions and product repacking opportunities.

Revenue Recognition. Sales are recognized when products are shipped or received depending on terms and whether risk of loss has transferred to the customer. We estimate and record provisions for warranty costs, sales returns and other allowances based on experience when sales are recognized. We assess the adequacy of our recorded warranty and sales returns and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, actual returns and allowances and warranty costs may differ from estimates. Inter-company sales have been eliminated.

Sales Returns and Rebates. The amount of sales returns accrued at the time of sale is estimated on the basis of the history of the customer and the history of products returned. Other factors considered in establishing the accrual include consideration of current economic conditions and changes in trends in returns, as well as adjusting for the impact of extraordinary returns that may result from individual negotiations with a customer in an unusual situation. The level of sales returns are recorded as a reduction of gross sales in our financial statements at the time of sale. In addition, we periodically perform studies to determine a scrap factor to be applied to the returns on a product-by-product basis, since a portion of the goods historically returned by customers have not been in saleable condition. Estimates of returned goods that are not in saleable condition are included in cost of sales.

We customize rebate programs with individual customers. Under certain rebate programs, a customer may earn a rebate that will increase as a percentage of the sale amount based on the achievement of specified sales levels. In order to estimate the amount of a rebate under this type of arrangement, we project the amount of sales that the customer will make over the specified rebate period in order to calculate an overall rebate to be accrued at the time that each sale is made. Gross sales are reduced at the time of sale. These estimates may need to be adjusted based on actual customer purchases compared to the projected purchases. Adjustments to the accrual are made as new information becomes available. In other cases a customer may earn a specific rebate for a specific period of time, based upon the sales of certain product types within the specified timeframe. Rebates are recorded as a reduction of gross sales.

Warranty. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history. In certain situations the estimated cost of the warranty includes a salvage factor where a portion of the inventory returned proves to be saleable. These costs are then adjusted, as required, to reflect subsequent experience.

Pension and Post-Retirement Benefits Other Than Pensions. We have defined benefit plans related to Canadian employees with fair value of assets of approximately $20 million and liabilities of approximately $22 million as of December 31, 2009.

Under the defined benefit plans, annual net periodic expense and benefit liabilities are determined on an actuarial basis. Each year, actual experience is compared to the more significant assumptions used and, if warranted, we make adjustments to the assumptions. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rates of return on fund assets are based upon actual historical returns modified for known changes in the market and any expected changes in investment policy.

Income Taxes. We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. All available evidence, both positive and negative, is considered when determining the need for a valuation allowance. Judgment is used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Accounting for income taxes involves matters that require estimates and the application of judgment. Our income tax estimates are adjusted in light of changing circumstances, such as the progress of tax audits and our evaluation of the realizability of our tax assets.

Contingency Reserves. We have historically been subject to a number of loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment with regard to risk exposure and ultimate liability. We expect to estimate losses relating to such contingent liabilities using consistent and appropriate methods. Changes to assumptions we use could materially affect the recorded liabilities.

Restructuring. We define restructuring charges to include costs related to business operation consolidation and exit and disposal activities. In 2005, we announced two restructuring plans: (i) the acquisition restructuring and (ii) the comprehensive restructuring. We have completed the acquisition restructuring and we are continuing the comprehensive restructuring. We expect the comprehensive restructuring to be substantially completed by the end of 2010. We currently estimate that we will incur in the aggregate approximately $166 million of cash and non-cash restructuring costs for the comprehensive restructuring. We anticipate from time to time further refinement to us through continued restructuring. We approved the closure of our distribution operations located in Mississauga, Ontario, Canada at the end of 2009. We anticipate this new restructuring activity will result in $5 million of cash and non-cash restructuring costs. We announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela on May 3, 2010. We anticipate this new restructuring activity will result in $7 million of cash and non-cash restructuring costs. Establishing a reserve requires the estimate and judgment of management with respect to employee termination benefits, environmental costs and other exit costs. We had an $11 million and $7 million reserve recorded as of December 31, 2008 and 2009, respectively.

Redeemable Preferred Stock Embedded Derivative. The redeemable preferred stock embedded derivative liability is adjusted each quarter based on changes in the estimated fair value of such conversion option and a corresponding realized gain or loss is recorded as a change in fair value of redeemable preferred stock embedded derivative liability in our consolidated statements of operations. We use a binomial option pricing model to estimate the fair value of the conversion option embedded in the Redeemable Preferred Stock. The binomial model utilizes a “decision tree” whereby future movement in our common stock price is estimated based on the volatility factor. The binomial options pricing model requires the development and use of assumptions. These assumptions include the expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate, and the estimated fair value of our equity. We primarily determine the fair value of our equity by observable valuation multiples for comparable companies (“Market Approach”) and discounted cash flow model (“DCF model”). The Market Approach is a valuation technique whereby the value is calculated based on the prices of actual transactions for similar companies. These observations make it possible to determine the value of our shares since we currently have no active market. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes.

Redeemable Preferred Stock Redemption Value. Since the Redeemable Preferred Stock is currently redeemable we recognize changes in the redemption value immediately as they occur by adjusting the carrying value of the security to equal the redemption value at the end of each reporting period. Changes in the redemption value are charged against retained earnings to the extent available, then are charged to additional paid-in capital thereafter. This method views the end of the reporting period as if it were also the redemption date for the security.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental GAAP to be launched on July 1, 2009. The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for us and did not have an impact on our financial condition or results of operations, but did result in a revision to our references to GAAP.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-16, an amendment to ASC Topic 860, “Transfers and Servicing,” that requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. The concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. We adopted this guidance in the first quarter of 2010 and it had no impact on our financial condition, results of operations and disclosures.

In December 2009, the FASB issued ASU 2009-17, an amendment to ASC Topic 810, “Consolidation,” that modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. The guidance also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The guidance is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. We adopted this guidance in the first quarter of 2010 and it had no impact on our financial condition, results of operations, and disclosures.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. We are still evaluating the impact of these new requirements on our disclosures.

BUSINESS

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2009, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe and Asia and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2009.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters. The regular replacement cycle for these types of products provides a stable and recurring revenue stream. For example, we estimate that the oil filter will be replaced on an average heavy duty truck eight to ten times each year and on a typical light duty vehicle three to four times each year.

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products). For example, brake pads will be replaced multiple times over the life of a light vehicle and more frequently over the life of a typical severe use or heavy duty truck.

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products. Our filtration products and systems are critical to the efficient operations of the engine and passenger air quality, while our brake and chassis products are essential for the safety of the vehicle.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. Professional installers are highly incentivized to order reliable, well-known aftermarket products when repairing a vehicle because the cost of the products is passed through to the end consumer and, once the repair is made, installers are expected to stand behind their work by replacing any malfunctioning products without charging for the replacement or for the additional labor required. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers, such as O’Reilly Auto Parts and AutoZone, whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. Medium and heavy duty truck components are replaced according to scheduled maintenance intervals and face less competitive price pressure than light vehicle components. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, FILTRON, NAPA and CARQUEST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Urba, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2009 were approximately $1.8 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2009, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Corporate History

Affinia Group Holdings Inc. is a Delaware corporation formed on July 6, 2004. On July 8, 2004, Affinia Group Inc., our wholly-owned subsidiary, entered into a stock and asset purchase agreement (as amended, the “Stock and Asset Purchase Agreement”) with Dana to effect the Acquisition. The Stock and Asset Purchase Agreement provided for the acquisition by us of all of the outstanding shares of capital stock of specified subsidiaries and assets consisting primarily of Dana’s automotive aftermarket business operations for a purchase price of approximately $1 billion, consisting of $967 million in cash, a $13 million working capital loan, the Seller Note with an estimated fair value of $50 million upon issuance, and the assumption of specified liabilities related to Dana’s automotive aftermarket business.

Our Industry

According to JD Power, there were a total of over one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels as illustrated by the chart below.

Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts, Advance Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a CAGR of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle populations from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.7 trillion in 1999 to 2.9 trillion in 2009, an increase of approximately 7%. Since 1980, annual miles driven in the United States have increased every year except for 2008, when the combination of a severe recession and high retail fuel prices curtailed driving habits. We expect miles driven in the United States to return to historic growth rates in the future.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2009. We believe that our leading market positions provide us with manufacturing, distribution and marketing economies of scale and global purchasing efficiencies.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 26% of total revenues in 2009 and grew by approximately 70% between 2005 and 2009.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 25 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs,

e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We also provide private label products to large aftermarket distributors, including NAPA, CARQUEST and ACDelco, as well as co-branded offerings for Federated and ADN. We have a historical relationship with NASCAR and in 2010 our Raybestos brand was designated as “The Official Brakes of NASCAR” and our WIX brand is an exclusive NASCAR “Performance Product” in 2010. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 70% of our net sales in 2009 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Our complete portfolio of filters includes oil, air, hydraulic, fuel and cabin air applications. Approximately 60% of our North America filtration net sales in 2009 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market. We believe that our technical expertise and long, trusted customer relationships allows us to efficiently develop new aftermarket filter products for a variety of end markets, including light and heavy duty vehicles, marine, mass transit, mining and power generation.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In addition, we provide many other support features for our customers, such as technical support hot lines, training and electronic systems which interface with customers and conform to aftermarket industry standards. In order to maintain the competitiveness and maximize new sales opportunities of our existing customers, we manufacture and distribute products that fit almost every vehicle on the road. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last five years we have closed or sold 55 facilities in high cost counties (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine). With 64% of our manufacturing capacity in lower labor cost countries, we believe that the restructuring of our manufacturing base has transformed us from a domestic to a global manufacturer.

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 23 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. Our management team also has completed several successful acquisitions and divestitures. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.5% for the year ended December 31, 2009.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Recently, we have obtained brake and chassis business with AutoZone, the largest automotive aftermarket retailer. We also have been able to obtain new business with O’Reilly Auto Parts after its acquisition of CSK Auto Inc. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. Examples of our recently introduced products include new filter products that extend the life of engine oil, brakes engineered specifically for use in police fleets and technology that reduces rusting on brake rotors. We also have been successful at expanding our strong relationships with customers by selling them additional products. For example, CARQUEST recently awarded chassis business to us. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we anticipate introducing a new hydraulic filtration line in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the purchase of an 85% controlling interest in Haimeng, one of the world’s largest drum and rotor manufacturing companies, in 2008. Although Haimeng’s brake products are mostly for export to North and South American markets today, we believe that over time an increasing percentage of Haimeng’s products will be manufactured for the Chinese market. We also have recently commenced construction of a filter plant in China which will be used for both export and domestic Chinese consumption. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in early 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 48% of our 2009 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 40% in the past five years). We also have expanded our product line in filtration, including the introduction of a hydraulic filtration line.

To further capitalize on the growth in the heavy duty market, we purchased the BrakePro product line in 2007. This acquisition positioned us as a manufacturer of brake block for the commercial vehicle market including bus, refuse, heavy hauling and other vehicles. We believe that this product market also enjoys growth rates in excess of the overall economy.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expects the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. According to the AAIA, the CAGR for the U.S. aftermarket size during the ten-year period from 1999 through 2009 was 2.8%. From 1999 to 2009, the size of the U.S. vehicle population grew 1.9% per annum, despite the volatility in U.S. new vehicle sales, which experienced annual declines in seven years during the same period. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $100 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 5.6% for the year ended December 31, 2009.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels. For example, over the past three years, we have acquired the BrakePro product line and an 85% controlling interest in Haimeng, which has the capacity to produce 16 million rotors per annum, and also entered into a joint venture with MAT Holdings Inc. (“MAT”), our partner in India. The joint venture with MAT is fully operational and provides to us a capacity to produce approximately 4 million brake pad sets per annum, primarily for export into North and South America.

Products

Filtration Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of filtration products for the aftermarket and we are one of the few aftermarket suppliers of both heavy duty and light duty filters. Our filtration business includes manufacturing operations in Europe and South America. Our filtration product lines include oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications.

The following chart summarizes a few of our key filter products:

Oil Filters	An oil filter traps particles and dirt that might otherwise damage the bearings and rings of a vehicle’s engine. A build-up of particulates inside an oil filter can also slow oil flow to the bearings, camshaft and upper valve train components and allow unfiltered oil, possibly containing contaminants, to enter the oil stream and cause accelerated wear on the engine. Oil filters should be changed every time the oil is changed or every 3,000 miles, or more frequently if the vehicle is driven on dusty gravel roads.

Air Filters	A vehicle’s air filter traps particles that could otherwise reduce engine performance. A clogged air filter may restrict air flow into the engine, resulting to a shift away from the optimum air to fuel ratio for combustion, and thus reducing gas mileage. Air filters should be replaced every 30,000 to 60,000 miles, depending on the conditions under which the vehicle is driven.

Fuel Filters	A vehicle’s fuel filter prevents sediment and rust particles sized three microns or larger from entering and blocking the fuel injector. A clogged fuel filter may restrict fuel flow to the engine, resulting in a loss of fuel pressure and horsepower. Fuel filters should be replaced for preventative maintenance every two to three years or 30,000 miles, or any time a fuel restriction is suspected.

Brake Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of brake products for the aftermarket. We have an extensive offering of high quality, premium brake products. Our brake products include master cylinders, wheel cylinders, hardware and hydraulics, drums, shoes, linings, bonded/riveted segments, rotors, brake pads, calipers and castings.

Commercial Distribution South America Products. We manufacture and/or distribute products in Brazil, Argentina, Uruguay and Venezuela, including fuel and water pumps, universal joint kits, axle sets, shocks, steering, filtration products, suspension parts and other aftermarket products.

Chassis Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of chassis products for the aftermarket. Our chassis products include steering, suspension and driveline products such as ball joints, tie rods, Pitman arms, idler arms, drag links, control arms, center links, stabilizers and other related parts.

Customers

Sales Channels and Customers

We distribute our products across several sales channels, including traditional, retail and OES channels. Approximately 29% and 8% of our 2009 net sales from continuing operations were derived from our two largest customers, NAPA and CARQUEST, respectively. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our Business would be materially and adversely affected if we lost any of our larger customers.” During 2009, we derived approximately 60% of our net sales from the United States and approximately 40% of our net sales from other countries.

We have maintained long-standing relationships with many of our top customers. Some of our most significant customers include NAPA, CARQUEST, ADN, ACDelco, Federated, ADN, Uni-Select, Les Schwab, the Alliance and O’Reilly Auto Parts, each of which is a key player in the aftermarket.

The following table provides a description of the primary sales channels to which we supply our products:

Primary Sales Channels	Description	Customers
Traditional	Warehouses and distribution centers that supply local distribution outlets, which sell to professional installers.	NAPA, CARQUEST, Federated, ADN, the Alliance and Uni-Select

Retail	Retail stores, including national chains that sell replacement parts directly to consumers (the DIY market) and to some professional installers.	O’Reilly Auto Parts and AutoZone

OES	Vehicle manufacturers and service departments at vehicle dealerships.	ACDelco, Robert Bosch, TRW Automotive and Chrysler

The traditional channel is important to us because it is the primary source of products for professional installers. We believe that the quality and reputation of our brands for form, fit, and function promotes significant demand for our products from these installers and throughout the aftermarket supply chain. We have many long-standing relationships with leading distributors in the traditional channel such as NAPA and CARQUEST, for whom we have manufactured products for approximately 40 and 20 years, respectively.

As retailers become increasingly focused on consolidating their supplier base, we believe that our broad product offering, product quality, sales and marketing support and customer service capabilities make us more valuable to these customers.

Recently, automobile dealerships have begun providing “all-makes” service whereby dealers will service a vehicle even if they do not sell the make or model being serviced. These dealerships can choose to purchase competitive components from aftermarket suppliers. We believe the volumes generated by OES customers, especially in brakes, may provide an opportunity for sales growth.

Substantially all of the orders on hand at December 31, 2009 are expected to be filled during 2010. We do not view our backlog as being insufficient, excessive or problematic or a significant indication of 2010 sales.

Customer Support

We believe that our emphasis on customer support has been a key factor in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In order to maintain the competitiveness of our existing customers and maximize new sales opportunities, we have extensive product coverage. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need, especially for newer vehicles for which warranties may not have expired and aftermarket parts are not generally available.

In addition, as the aftermarket becomes more electronically integrated, customers often prefer to receive their application information electronically as well as in print form. We provide both printed and electronic catalog media. We also provide products which are problem solvers for professional installers, such as alignment products that allow installers to properly align a vehicle, even though the vehicle was not equipped with adjustment features. We provide many other support features, such as technical support hot lines and training and electronic systems which interface with customers and conform to aftermarket industry standards.

Intellectual Property

We strategically manage our portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property.

As of May 31, 2010, we maintain and have pending in excess of 250 patents and patent applications on a worldwide basis. These patents expire over various periods up to the year 2028. We do not materially rely on any single patent or group of patents. In addition, we believe that the expiration of any single patent or group of patents will not materially affect our business. We have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered.

Trademarks are important to our business activities. We have a robust worldwide program of trademark registration and enforcement to maintain and strengthen the value of the trademarks and prevent the unauthorized use of our trademarks. The Raybestos and WIX trade names are highly recognizable to the public and are valuable assets. Additionally, we use numerous other trademarks which are registered worldwide or for which we claim common law rights. As of May 31, 2010, we had in excess of 650 active trademark registrations and applications worldwide.

Raw Materials and Manufactured Components

We use a broad range of manufactured components and raw materials in our products, including steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule. Raw materials comprise the largest component of our manufactured goods cost structure.

With our commitment to globalization, we are subject to increases in freight costs due to increased oil prices. During 2009, oil prices decreased in comparison to the prior year. The decrease in oil prices during 2009 had a positive effect on products such as filtration media and oil based products. Steel prices decreased in 2009 in comparison to the prior year which had a positive effect on certain products. The U.S. Dollar strengthened during 2009 and it had a positive impact on the purchasing of raw materials and finished goods from our international sources. We will continue to review our purchasing and sourcing strategies for opportunities to reduce costs.

Seasonality

In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Competition

The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including United Components, Inc. under the brand name Champ, Honeywell International Inc. under the brand name FRAM and Purolator Filters NA LLC under the brand name Purolator, along with several international light duty filter suppliers. The heavy duty filter aftermarket is comprised of several manufacturers that compete with us, including Cummins, Inc. under the brand name Fleetguard, CLARCOR Inc. under the brand name Baldwin and Donaldson Company Inc. under the brand name Donaldson. The brake aftermarket is comprised of several large manufacturers that compete with us, including Federal Mogul Corp. under the brand name Wagner, Honeywell International Inc. under the brand name Bendix and Cardone Industries, Inc. under the brand name A1 Cardone. The chassis aftermarket is comprised primarily of one large U.S. manufacturer that competes with us, Federal Mogul Corp. under the brand name Moog, along with some international chassis suppliers. The Commercial Distribution South America products competitors include, Dpk Distribuidora de Pecas, Ltda, Pacaembu Autopeças, Polipeças Comercial e Importadora Ltda and Comdip Comercial Distribuidora de Peças Ltda. We compete on, among other things, quality, price, service, brand reputation, delivery, technology and product offerings.

Employees

As of December 31, 2009, we had 10,779 employees (excluding the Commercial Distribution Europe business unit), of whom 5,682 were employed in North America, 2,331 were employed in Asia, 1,686 were employed in South America and 1,080 were employed in Europe. Approximately 23% of our employees are salaried and the remaining approximately 77% of our employees are hourly. As of December 31, 2009, approximately 3% of our 3,978 U.S. employees and approximately 17% of our 342 Canadian employees were represented by unions. We consider our relations with our employees to be good.

The U.S. collective bargaining agreement covers approximately 116 employees and expires in October 2011. The Canadian collective bargaining agreement covers approximately 57 employees and expires in March 2011.

Environmental Matters

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the emission of noise and odors, the management and disposal of hazardous substances or wastes, the clean-up of contaminated sites and human health and safety. Some of our operations require environmental permits and controls to prevent or reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. Contamination has been discovered at certain of our owned properties, which is currently being monitored and/or remediated. We are not aware of any contaminated sites which we believe will result in material liabilities; however, the discovery of additional remedial obligations at these or other sites could result in significant liabilities. ASC Topic 410, “Asset Retirement and Environmental Obligations,” requires that a liability for the fair value of an ARO be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset.

In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of clean-up upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We have incurred environmental remediation costs associated with the comprehensive restructuring and the acquisition restructuring.

We are also subject to the U.S. Occupational Safety and Health Act and similar state and foreign laws regarding worker safety. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations. Historically, our costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material to our operations.

Properties

Our principal executive offices are located in Ann Arbor, Michigan; our operations include numerous manufacturing, research and development and warehousing facilities as well as offices. The table below summarizes the number of facilities by geographical region for our manufacturing, distribution and warehouse and other facilities (excluding the Commercial Distribution Europe business unit).

	Manufacturing Facilities	Distribution and Warehouse Facilities	Other Facilities
United States	7	12	8
Canada	1	2	—
Mexico	5	2	2
Europe	2	1	1
South America	4	23	2
Asia	3	—	1

Total	22	40	14

The other facilities around the globe include three facilities that have been closed as part of our restructuring programs, nine sales and administration offices, one research and development facility and one non-operational storage site. Approximately 64% of our principal manufacturing facilities are brake production facilities, approximately 28% are filtration production facilities, approximately 4% are chassis production facilities and approximately 4% relates to other production facilities. Of the total number of principal manufacturing facilities, approximately 78% of such facilities are owned and approximately 22% are leased. The table above excludes the Commercial Distribution Europe segment that we sold on February 2, 2010, which included four manufacturing facilities, 16 distribution and warehouse facilities and one other facility.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, has filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, have refiled motions to dismiss based upon plaintiffs’ most recent amended complaint. The court denied those motions in September 2010. As a result, discovery in the action continues and the deposition of plaintiffs’ main witness is scheduled to take place in December 2010. In October 2010, William Bunch, the plaintiffs’ main witness, filed a qui tam lawsuit joining in the case. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General has also issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served Affinia and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. Pursuant to certain court orders, Delphi filed its complaint in U.S. federal bankruptcy court (the “bankruptcy court”) under seal in October 2007, shortly before the expiration of the statute of limitations, and did not unseal the complaint and commence the service process until March 2010. Affinia and several other defendants filed motions to dismiss based on due process and other defenses connected to the unusual procedure Delphi used to conceal and delay the lawsuit. In late July 2010, the bankruptcy court ruled in favor of non-U.S. defendants and dismissed all claims against those entities. We do not expect the remaining claims, which are still subject to strong procedural and substantive defenses, to have a material adverse effect on our financial condition or results of operations.

We have various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and September 30, 2010, respectively. There are no recoveries expected from third parties.

MANAGEMENT

Set forth below is certain information concerning the individuals serving as our executive officers and members of our Board, including their ages as of November 22, 2010.

Name	Age	Position
Terry R. McCormack	60	President, Chief Executive Officer and Director
Thomas H. Madden	61	Senior Vice President and Chief Financial Officer
H. David Overbeeke	49	President, Global Brake & Chassis Group
Keith A. Wilson	49	President, Global Filtration Group
Jorge C. Schertel	58	Vice President, Commercial Distribution, South America
Steven E. Keller	52	Senior Vice President, General Counsel and Secretary
Timothy J. Zorn	58	Vice President, Human Resources
Patrick M. Manning	37	Vice President, Business Development
Kathleen G. Mehall	59	Vice President, Information Technology
Michael F. Finley	48	Director
Donald J. Morrison	50	Director
Joseph A. Onorato	61	Director
Joseph E. Parzick	55	Director
John M. Riess	68	Director
James A. Stern	60	Director

Terry R. McCormack has served as our President, Chief Executive Officer and a Director on our Board since December 1, 2004. He held a variety of positions at Dana from 1974 through July 2000, when he was named President of Dana’s Aftermarket Group, a position he held until November 30, 2004. Mr. McCormack holds a B.S. degree in Psychology from Ball State University. He has completed the Harvard Advanced Management Program. Mr. McCormack serves on the boards of directors of MEMA and the University of North Carolina at Charlotte’s Belk College School of Business. He is also a member of the Automotive Presidents’ Group.

Thomas H. Madden has served as our Senior Vice President and Chief Financial Officer since January 1, 2007. Mr. Madden previously served as our Vice President and Chief Financial Officer from December 1, 2004 until December 31, 2006. Mr. Madden formerly served as Vice President and Group Controller for the Aftermarket Group of Dana since 1998. He earned a B.B.A. in Accounting from the University of Toledo. He also attended the University of Michigan Executive Business School.

H. David Overbeeke has served as our President, Global Brake & Chassis Group since July 14, 2008, having previously served as a Director of Affinia Group Inc. from April 1, 2008 until July 13, 2008. From April 2006 until February 2010 Mr. Overbeeke served as Operating Advisor for Oak Hill Capital Partners, a private equity firm and prior to that he spent over 20 years with General Electric (“GE”) in various roles including Executive Vice President and CIO Digital Media of NBC Universal, and General Manager of Fleet Operations at GE Aviation until departing GE in December, 2005. Mr. Overbeeke earned a BSe degree in Mechanical Engineering with a minor in Business from the University of Waterloo. Mr. Overbeeke serves on the board of directors of Wilton Re, a life reinsurance company.

Keith A. Wilson has served as our President, Global Filtration Group since January 1, 2008, having previously served as President, Under Hood Group from January 1, 2007 until December 31, 2007. Mr. Wilson served as Vice President and General Manager of Under Hood Group of Affinia Group Inc. from December 1, 2004 until December 31, 2006. Prior to that, Mr. Wilson had served as Vice President and division manager of Wix Filtration Products Division of Dana. Mr. Wilson earned a B.A. in Marketing and Management from Ball State University and he is a graduate of Dana’s M.B.A. Program. He also served as Chairman of Dana’s Global Environmental Health & Safety Advisory Council.

Jorge C. Schertel has served as our Vice President, Commercial Distribution, South America since January 1, 2008. Mr. Schertel previously served as our Vice President and General Manager South America from

June 1, 2006 to December 31, 2007 and from December 1, 2004 to May 31, 2006 as our Vice President and General Manager Brazil. Mr. Schertel earned a B.A. in Business Administration from PUC-RGS, Brazil. He also attended the Executive Management Program at Penn State University and the Executive Development Program at the University of Michigan Business School. Mr. Schertel serves on the Council Director of SINDIPECAS (Brazilian Association for Autoparts Manufacturers).

Steven E. Keller has served as our Senior Vice President, General Counsel and Secretary since January 1, 2007. Mr. Keller served as our General Counsel and Secretary from December 1, 2004 until December 31, 2006. Prior to that, Mr. Keller served as Managing Attorney and a member of the Dana Law Department’s Operating Committee. Mr. Keller earned a B.A. in Financial Administration from Michigan State University and a J.D. from the Marshall-Wythe School of Law at the College of William and Mary. He also attended the University of Michigan Executive Business School. He is a member of the Virginia Bar.

Timothy J. Zorn has served as our Vice President, Human Resources since December 1, 2004. Mr. Zorn held the same position with the Aftermarket Group of Dana from May 16, 2003 until November 30, 2004 and was previously the Human Resources Manager of Dana’s Wix division from May 1999 until May 2003. Mr. Zorn earned his B.A. in Economics from Ohio Wesleyan University. He is a certified Senior Professional Human Resources and has served terms on the boards of directors of several charitable and educational organizations.

Patrick M. Manning has served as our Vice President, Business Development since January 1, 2009. Mr. Manning previously served as our Director, Business Development from December 1, 2004 until December 31, 2008. Mr. Manning was a Manager of Corporate Development in 2003 and Director of Business Development in 2004 at Dana. Mr. Manning earned a B.S. in Industrial Engineering from the University of Pittsburgh and an M.B.A. from Southern Connecticut State University.

Kathleen G. Mehall was recently announced as our Vice President, Information Technology. Mrs. Mehall previously worked as an independent information technology consultant in 2010, and also served as Vice President of Technology for Urban Science from 2008 until 2009. Prior to that, Mrs. Mehall served as Vice President and CIO Corporate Services for General Motors Acceptance Corporation from 2006 to 2008 and Director of CIO Planning for General Motors from 2004 to 2006. Mrs. Mehall earned a B.S. in Computer Science from Pennsylvania State University.

Michael F. Finley has served as a Director on our Board since December 1, 2004. Mr. Finley also serves as Chairman of the Nominating Committee of our Board. Since March 2008, Mr. Finley has been a partner of Court Square Capital Partners. Formerly, Mr. Finley was a Managing Director of Cypress beginning in 1998 and was a member of Cypress since its formation in April 1994. Mr. Finley earned a B.A. from St. Thomas University and an M.B.A. from the University of Chicago’s Graduate School of Business. Mr. Finley currently serves on the boards of directors of CPI International, Inc. and Wyle, Inc.

Donald J. Morrison has served as a Director on our Board since December 1, 2004. Mr. Morrison is a Senior Managing Director with OMERS Private Equity, which makes private equity investments on behalf of OMERS, one of Canada’s largest pension funds. Before joining OMERS, Mr. Morrison spent over ten years with PricewaterhouseCoopers LLP in Corporate Finance focusing on restructurings and turnarounds and eight years as Senior Vice President and member of the Senior Management Investment Committee with one of Canada’s largest venture capital funds originating and structuring expansion and buyout investments. Mr. Morrison has served on the boards of directors of over 20 public and private companies. Mr. Morrison earned a B. Commerce degree from the University of Toronto, is a Chartered Accountant, Chartered Insolvency and Restructuring Practitioner, and a Chartered Director.

Joseph A. Onorato has served as a Director on our Board since December 1, 2004. Mr. Onorato also serves as Chairman of the Audit Committee of our Board. Mr. Onorato was Chief Financial Officer of Echlin, Inc., where he spent 19 years. He served as Treasurer from 1990 to 1994, as Vice President and Treasurer from 1994 to 1997 and as Vice President and Chief Financial Officer from 1997 until the company was acquired by Dana in

July 1998. Mr. Onorato served as Senior Vice President and Chief Financial Officer for the Aftermarket Group of Dana from July 1998 until his retirement in September 2000. Mr. Onorato previously worked for PricewaterhouseCoopers LLP. Mr. Onorato also serves on the board of directors of Mohawk Industries Inc.

Joseph E. Parzick has served as a Director on our Board since August 12, 2008. Mr. Parzick joined Cypress in June 2003 and is currently a Managing Director of Cypress Advisors, Inc. He spent the previous four years as a Managing Director in Morgan Stanley’s financial sponsor group. Immediately prior to this, he was a professional employee of EXOR America Inc., a merchant banking affiliate of the Agnelli Group and Lehman Brothers, where he was a Managing Director and co-head of the financial sponsors group. He earned a Bachelors of Science degree from the University of Virginia and an M.B.A. from the University of Pennsylvania’s Wharton School. Mr. Parzick also serves on the boards of directors of Danka Business Systems PLC, Financial Guaranty Insurance Company, Republic National Cabinet Group and Stone Canyon Entertainment Corporation.

John M. Riess has served as a Director on our Board since December 1, 2004. He formerly served as Chairman and Chief Executive Officer of Breed Technologies, Inc. from 2000 to 2003 when he retired. Prior to this, Mr. Riess held various management and executive positions within the Gates Rubber Company, serving as Chairman of the Board of Directors and Chief Executive Officer from 1997 to 1999. Mr. Riess also serves on the board of directors of Formed Fiber Technologies, Inc.

James A. Stern has served as a Director on our Board since December 1, 2004. Mr. Stern also serves as Chairman of the Compensation Committee of our Board. Mr. Stern is Chairman and Chief Executive Officer of Cypress, a position he has held since 1994. Mr. Stern headed Lehman Brothers’ Merchant Banking Group before leaving that firm to help found Cypress. During his 20-year tenure with Lehman, he held senior management positions where he was responsible for the high yield and primary capital markets groups. He also served as co-head of investment banking and was a member of Lehman’s operating committee. Before graduating from Harvard Business School, Mr. Stern earned a B.S. from Tufts University, where he is Chairman of the Board of Trustees. He also serves on the board of directors of Cooper-Standard Automotive Inc.

Board Composition and Director Qualifications

Our Board currently consists and following the completion of this offering will consist of seven directors, four of whom are independent. Mr. Onorato, Mr. Riess, Mr. Finley and Mr. Morrison qualify as independent directors under the corporate governance standards of The New York Stock Exchange.

The Board seeks to ensure that it is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In that regard, the Nominating Committee is responsible for recommending candidates for all directorships to be filled by the Board. In identifying candidates for membership on the Board, the Nominating Committee takes into account (1) minimum individual qualifications, such as high ethical standards, integrity, maturity, careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors that it considers appropriate, including alignment with our stockholders, especially Cypress, OMERS and others.

When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of Company’s business and structure, the Board focused primarily on the information discussed in each of the Board members’ or nominees’ biographical information set forth above.

Each of the Company’s directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business endeavors which further qualifies them for service as members of the Board.

Each of Messrs. Stern, Parzick, Finley and Morrison possesses experience as a private equity investor in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. In particular, Mr. Stern has significant experience in high yield and primary capital markets activities, having served as Chairman and Chief Executive Officer of Cypress since 1994 and as the head of Lehman Brothers’ Merchant Banking Group prior to 1994. Mr. Parzick has significant experience in management, having been involved in numerous investments as a managing director of Cypress since 2003. Mr. Finley has significant experience in management, having been involved in numerous private equity investments as a partner of Court Square Capital Partners since 2008 and as Managing Director of Cypress prior to 2008. Mr. Morrison has significant experience in accounting and management, having spent over ten years with PricewaterhouseCoopers LLP in corporate finance focusing on restructurings and turnarounds and having served on the boards of directors of over 20 public and private companies.

Each of Messrs. Onorato, Reiss and McCormack possesses substantial expertise in advising and managing companies related to the aftermarket replacement parts industry. Mr. Onorato has significant experience in finance and accounting within the aftermarket industry, having served as Senior Vice President and Chief Financial Officer for the Aftermarket Group at Dana Corporation from 1998 to 2000 and prior to that as an officer at Echlin Inc., in financial positions of increasing responsibility over 19 years, including as Chief Financial Officer. Mr. Riess has extensive business experience in the aftermarket replacement parts industry and has experience in management, having served as Chairman and Chief Executive Officer of Breed Technologies, Inc. and Gates Rubber Company. Mr. McCormack has extensive knowledge of our business and the aftermarket replacement parts industry generally, having served as President and Chief Executive Officer of the Company since 2004 with responsibility for the day-to-day oversight of the Company’s business operations.

In connection with this offering, we expect to enter into an amended and restated stockholders’ agreement with certain of our existing stockholders (the “Stockholders’ Agreement”) that will provide, among other things, that our Board shall be comprised of no less than seven and no more than 11 members upon completion of this offering and that certain of our stockholders will have the right to designate director nominees to our Board, subject to their election by our stockholders at the annual meeting, as follows:

•

Cypress will have the right to nominate to our Board such number of director designees as reflects its beneficial ownership of the then outstanding shares of our common stock on a fully-diluted basis. For example, if Cypress beneficially owns 33% of the then outstanding shares of our common stock on a fully-diluted basis, it will have the right to designate 33% of the total number of nominees for director comprising our Board at such time. In addition, so long as Cypress beneficially owns at least 10% of the outstanding shares of our common stock on a fully-diluted basis it will have the right to designate a minimum of two nominees for director. Any fractional amount that results from determining the percentage of the total number of directors will be rounded up to the nearest whole number if such fractional amount is greater than or equal to 0.5 and will be rounded down to the nearest whole number if such fractional amount is less than 0.5 (for example, if the applicable percentage would result in 2.3 directors, Cypress will have the right to designate 2 nominees for director); and

•	OMERS will have the right to nominate to our Board one director so long as it beneficially owns at least 10% of the then outstanding shares of our common stock on a fully-diluted basis.

Board Committees

Audit Committee

We have an Audit Committee, consisting of Mr. Onorato, Mr. Finley, Mr. Morrison and Mr. Riess. Mr. Onorato, Mr. Finley and Mr. Riess qualify as independent directors under the corporate governance standards of The New York Stock Exchange and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). Mr. Onorato, the chairman of our Audit Committee, is our “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. Although Mr. Morrison

qualifies as an independent director under the corporate governance standards of The New York Stock Exchange, Mr. Morrison currently fails to meet the independence requirements of Rule 10A-3 of the Exchange Act, and if such failure continues, Mr. Morrison will step down from the Audit Committee within one year of the completion of this offering so that all of our Audit Committee members will be independent under the corporate governance standards of The New York Stock Exchange and the independence requirements of Rule 10A-3 of the Exchange Act.

The purpose of the Audit Committee is to assist our Board in overseeing and monitoring: (1) the quality and integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent registered public accounting firm’s qualifications and independence; (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

The written charter for the Audit Committee is available on our website.

Compensation Committee

We have a Compensation Committee, consisting of Mr. Stern (Chairman), Mr. Riess, Mr. Onorato and Mr. Finley. Mr. Onorato, Mr. Finley and Mr. Riess qualify as independent directors under the corporate governance standards of The New York Stock Exchange. In addition, Mr. Onorato, Mr. Finley and Mr. Riess qualify as “non-employee directors” for purposes of Rule 16b-3 of the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. We expect a new independent member to replace Mr. Stern within one year of the completion of this offering so that all of our Compensation Committee members will be independent under the corporate governance standards of The New York Stock Exchange.

The purpose of the Compensation Committee is to assist our Board in discharging its responsibility relating to: (1) setting our compensation program and compensation of our executive officers and directors; (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our annual report on Form 10-K following the completion of this offering under the rules and regulations of the SEC.

The written charter for the Compensation Committee is available on our website.

Nominating Committee

We have a Nominating Committee, consisting of Mr. Parzick (Chairman), Mr. Onorato and Mr. Morrison. Mr. Onorato and Mr. Morrison qualify as independent directors under the corporate governance standards of The New York Stock Exchange. We expect a new independent member to replace Mr. Parzick within one year of the completion of this offering so that all of our Nominating Committee members will be independent under the corporate governance standards of The New York Stock Exchange.

The purpose of our Nominating Committee is to assist our Board in discharging its responsibilities relating to: (1) developing and recommending criteria for selecting new directors; (2) screening and recommending to the Board individuals qualified to become executive officers and (3) handling such other matters as are specifically delegated to the Nominating Committee by the Board.

The written charter for the Nominating Committee is available on our website.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.affiniagroup.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The primary objectives of our compensation program are to attract and retain talented executives to lead our company and promote our short- and long-term growth. Our compensation program establishes a link between sustained corporate performance and individual rewards, such as ownership opportunities for our executives and key employees. We believe that this link ensures a balance between delivering near-term results and creating long-term value for our investors.

We foster a performance-oriented culture that aligns individual efforts with organizational objectives. Company performance and accomplishments are the primary measures of success upon which we structure our compensation programs. We evaluate and reward our executive officers based upon their contributions to the achievement of our goals.

We reinforce our overall compensation objectives by compensating our executive officers primarily through base salary, non-equity incentive awards, long-term equity incentive awards, competitive benefits packages and perquisites.

Our named executive officers (the “Named Executive Officers”) for the fiscal year ended December 31, 2009 were: Terry R. McCormack (President and Chief Executive Officer), Thomas H. Madden (Senior Vice President and Chief Financial Officer), H. David Overbeeke (President, Global Brake & Chassis Group), Keith A. Wilson (President, Global Filtration Group) and Jorge C. Schertel (Vice President, Commercial Distribution, South America).

Compensation Committee Role

The Compensation Committee, composed entirely of non-management directors, administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, administer our equity incentive plans (including reviewing and approving equity grants to executive officers), establish annual goals and objectives for our Chief Executive Officer, and review and approve annually all compensation decisions relating to executive officers, including our Named Executive Officers. The Compensation Committee recognizes the importance of maintaining sound principles for the development and administration of compensation and benefit programs, as well as ensuring that we maintain strong links between executive pay and performance. The Compensation Committee’s charter details the Compensation Committee’s specific responsibilities and functions. The Compensation Committee annually reviews its charter, with the most recent review occurring at the Compensation Committee’s December 1, 2009 meeting. The full text of the Compensation Committee’s charter is available on our website at www.affiniagroup.com. The Compensation Committee’s membership is determined by our Board of Directors and its meeting agendas are established by the Committee Chair. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Human Resources generally attend meetings of the Compensation Committee, but do not attend executive sessions and do not participate in determining their specific compensation. There were four formal meetings of the Compensation Committee in 2009, three of which included an executive session. Executive sessions are held with the Compensation Committee members only. The Compensation Committee holds meetings in person, by telephone and also considers and takes action by written consent.

General Compensation Philosophy and Elements of Compensation

The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that such compensation should enable us to attract, motivate and retain key executives critical to our long-term success. Total compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to factors that drive future financial and operating performance and align our executive officers’ long-term interests with those of our investors. To that end, the Compensation Committee has determined that the total compensation program for executive officers should consist of the following elements:

(A)	Base Salaries

We pay each executive officer a base salary based on the rate of pay that the executive has received in the past, whether the executive’s position or responsibilities associated with his or her position have changed, whether the complexity or scope of his or her responsibilities has increased, and how his or her position relates to other executives and their rate of base salary. While a significant portion of each executive officer’s compensation is “at risk” in the form of non-equity incentive awards (annual cash performance bonuses) and long-term equity incentive awards, the Compensation Committee believes that executive officers should also have the stability and predictability of fixed base salary payments.

(B)	Non-Equity Incentive Awards

We provide our executive officers the opportunity to earn annual non-equity incentive awards (cash performance bonuses) to encourage and reward exceptional contributions to our overall financial, operational and strategic success. Amounts payable under the cash incentive award program depend on Holdings’ overall EBITDA performance, the EBITDA performance of Holdings’ business units and, for Mr. Madden (and other key corporate office employees), our achievement of business plan net expenses. We established the performance targets for our 2009 non-equity incentive awards such that the threshold performance level (adjusted EBITDA of $162 million) was reasonably likely to be achieved, while the target performance level (adjusted EBITDA of $180 million), which required significant improvement over actual 2008 performance, was substantially more challenging to achieve.

The overall EBITDA performance of Holdings for fiscal 2009, as adjusted by the Compensation Committee, was $162 million. The discussion of how the non-equity incentive plan awards for fiscal 2009 were calculated appears below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2009 Table.” Adjusted EBITDA for this purpose was calculated as follows:

Net loss attributable to Holdings	$(44)
Income tax provision	22
Depreciation and amortization	38
Interest expense	69

EBITDA	85
Loss from discontinued operations, net of tax	61
Equity in income, net of tax	(1)
Net income attributable to noncontrolling interest, net of tax	7
Restructuring expenses(1)	12
Other(2)	(2)

Adjusted EBITDA for Compensation Purposes	$162

(1)	The restructuring expenses exclude $2 million of restructuring expenses related to the discontinued operation.
(2)	Consists of adjustments for certain non-recurring items (i.e., $3 million management fee to Cypress), non-controlling interest adjustments and a reduction for the discontinued operation depreciation and operating loss.

We also adopted a non-qualified deferred compensation program pursuant to which our executive officers can elect to defer all or a portion of their non-equity incentive awards. Any deferred amount is notionally invested in our common stock and a portion is matched in the form of additional restricted stock units. The principal terms of the non-qualified deferred compensation program appear below under “—Non-Qualified Deferred Compensation.”

(C)	Long-Term Equity Incentive Awards

We provide long-term equity incentive awards in the form of stock options or restricted stock units to each of our executive officers. We also provide long term-equity incentive awards in the form of restricted stock units as part of our deferred compensation program. The Compensation Committee believes that these awards align the interests of our executive officers with those of our investors and provide an effective incentive for our executive officers to remain with us. The principal terms of the stock option grants are described below under “—Outstanding Equity Awards at 2009 Fiscal Year End.” The principal terms of the non-qualified deferred compensation program appear below under “—Non-Qualified Deferred Compensation.”

(D)	Certain Other Benefits

We provide our executive officers with those benefits and perquisites that we believe assist us in retaining their services. Some of these benefits are available to our employees generally (e.g., contributions to a defined contribution (401(k)) plan, health care coverage and paid vacation days) and some are available to a more limited number of key employees, including our Named Executive Officers (e.g., car allowances and tax preparation services). The specific benefits provided to each Named Executive Officer are described in the “All Other Compensation” column of the “Summary Compensation Table” and in the “Incremental Cost of Perquisites and Other Compensation Table.”

Our executive compensation decisions are based primarily upon our assessment of each executive’s leadership and operational performance and potential to enhance long-term shareholder value. We rely on our judgment about each individual (and not on rigid formulas or temporary fluctuations in business performance) in determining the optimal magnitude and mix of compensation elements and whether each payment or award provides an appropriate incentive for performance that sustains and enhances long-term shareholder value. Key factors affecting our judgment include the executive officer’s performance compared to the financial, operational and strategic goals established for the executive at the beginning of the year; nature, scope and level of responsibilities; contribution to our financial results, particularly with respect to key metrics such as EBITDA, net working capital and cash flow; effectiveness in leading our restructuring plans and contribution to our commitment to corporate responsibility, including success in creating a culture of integrity and compliance with applicable laws and our ethics policies. The importance of each factor varies by individual. We also consider each executive’s current salary and prior-year bonus, the recommendations of our Chief Executive Officer regarding compensation for the executives he directly supervises, the appropriate balance between incentives for long-term and short-term performance, the compensation paid to the executive’s peers within and outside of the Company. None of our Named Executive Officers (including our Chief Executive Officer) participate in determining their specific compensation. In addition, we review the total compensation potentially payable to, and the benefits accruing to, the executive, including (1) current value of outstanding equity incentive awards and (2) potential payments under each executive’s employment agreement upon termination of employment or a change in control.

Given the uncertain economic conditions during the fourth quarter of 2008, the Compensation Committee, on the recommendation of our Chief Executive Officer, maintained our Named Executive Officers’ compensation (including base salary) without change for the 2008 and 2009 calendar years.

Employment, Severance and Change in Control Agreements

On July 21, 2005, we entered into employment agreements with Messrs. McCormack, Madden and Wilson, with substantially identical terms, except as noted below. On December 15, 2008, we entered into Amended and Restated Employment Agreements with each of those executives to effectuate certain non-material amendments for compliance with Section 409A of the Code.

Each employment agreement has an initial employment term which commenced as of May 1, 2005 and is automatically extended for successive one-year periods on each December 31 unless either party provides the other 90 days prior written notice that the employment term will not be so extended. Under the employment agreements, Messrs. McCormack, Wilson and Madden are each entitled to a specified base salary, subject to increases, if any, as determined by the Compensation Committee. Currently, the base salaries for Messrs. McCormack, Wilson and Madden pursuant to their employment agreements are $650,000, $425,000 and $300,000, respectively, as the same may be increased from time to time. In addition, the employment agreements provide that these Named Executive Officers are eligible to earn annual cash incentive awards as a percentage of base salary (100% for Messrs. McCormack and Wilson and 80% for Mr. Madden) upon the achievement of performance goals established by the Compensation Committee. Messrs. McCormack, Wilson and Madden are entitled to higher awards for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals.

On June 28, 2008, we entered into a letter agreement with Mr. Overbeeke, outlining the principal terms of his employment relationship with us. The letter agreement provides that Mr. Overbeeke is entitled to a base salary of $600,000 per year, subject to annual adjustment, and is eligible to earn an annual cash incentive award of 100% of base salary upon the achievement of performance goals established by the Compensation Committee. As with the other executives, Mr. Overbeeke is entitled to a higher award for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals. Mr. Overbeeke also received a signing bonus and is entitled to other benefits commensurate with the benefits available to our other executive officers.

Each executive (including Mr. Schertel) has agreed, either in his employment agreement or separately, to certain post-termination restrictions, and each executive is entitled to certain payments and benefits depending on the reason for termination. A description of these provisions, together with a table detailing amounts payable to our Named Executive Officers upon certain termination events, appears below under “—Potential Payments Upon Termination or Change in Control.”

Adjustments to Compensation for Financial Restatements

It is the Board’s policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers and certain other employees where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by any executive.

Option Exchange Program

On August 25, 2010, we commenced an offer to certain eligible optionholders, including our Named Executive Officers, to exchange their existing options to purchase shares of our common stock for restricted stock unit awards with new vesting terms (the “Option Exchange”). As part of a review of our executive compensation and employee benefit arrangements on behalf of and under the supervision of our Board, and in light of the economic conditions in which we operate, it was determined that the restricted stock units may be better suited than the existing options to meet our objectives to motivate, retain and reward the eligible optionholders.

Any restricted stock units granted in connection with the Option Exchange will be governed by the stock incentive plan and a new Restricted Stock Unit Award Agreement. The restricted stock units granted in connection with the Option Exchange are subject to performance-based vesting restrictions, which have been modified from the performance and time-based vesting restrictions applicable to the options for which they were issued in the Option Exchange. The restricted stock units will generally vest if, on or prior to the date on which Cypress ceases to hold any remaining shares of our common stock, the restricted stock unit holder remains employed with us through the date that either:

•

Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in us in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its common equity investment in us; or

•	our common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

Following a “qualifying termination” of the holder’s employment due to an involuntary termination by us without cause or due to the holder’s death, disability or retirement, the restricted stock units granted in connection with the Option Exchange will also vest if either of the performance conditions described above is met upon or prior to the first to occur of (i) a final exit by Cypress of its equity investment in us or (ii) one year following the termination date.

See “Note 20. Subsequent Event—Option Exchange” of our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information.

The following table sets forth certain information concerning the options surrendered by, and the restricted stock units granted to, each of our Named Executive Officers in the Option Exchange.

Name and Principal Position	Exchanged Options		Restricted Stock Units Received
	Number of Shares	Exercise Price
Terry R. McCormack, President and Chief Executive Officer
Thomas H. Madden, Senior Vice President and Chief Financial Officer
H. David Overbeeke, President, Global Brake & Chassis Group
Keith A. Wilson, President, Global Filtration Group
Jorge C. Schertel, Vice President, Commercial Distribution, South America

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer, our Senior Vice President and Chief Financial Officer, and each of our three other most highly compensated executive officers serving as of December 31, 2009. We collectively refer to these five individuals herein as the Named Executive Officers. Mr. McCormack also served as a Director but received no separate remuneration in that capacity. Mr. Overbeeke served as one of our directors in 2008 until becoming one of our executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Terry R. McCormack	2009	650,000		-0-		-0-	-0-	360,050	-0-	36,742	1,046,792
President and Chief Executive Officer	2008	650,000		-0-		-0-	-0-	-0-	-0-	33,938	683,938
	2007	600,000		-0-		-0-	67,675	-0-	-0-	25,575	693,250

Thomas H. Madden	2009	300,000		-0-		20,328	-0-	171,540	-0-	18,428	510,296
Senior Vice President and Chief Financial Officer	2008	300,000		-0-		-0-	-0-	165,120	-0-	28,755	493,875
	2007	290,000		-0-		-0-	27,070	-0-	-0-	28,948	346,018

H. David Overbeeke	2009	600,000		-0-		-0-	-0-	125,000	-0-	143,738	868,738
President, Global Brake & Chassis Group	2008	279,615		750,000	(5)	-0-	91,500	312,246	-0-	76,676	1,510,037

Keith A. Wilson	2009	375,000		-0-		-0-	-0-	508,125	-0-	22,132	905,257
President, Global Filtration Group	2008	375,000		-0-		-0-	-0-	-0-	-0-	31,455	406,455
	2007	350,000		-0-		-0-	44,666	-0-	-0-	32,057	426,723

Jorge C. Schertel	2009	342,203	(6)	-0-		25,064	-0-	134,638	-0-	89,156	591,061
Vice President, Commercial Distribution, South America	2008	249,858		-0-		-0-	-0-	250,640	-0-	164,339	664,837

(1)	Represents the amount of the matching contribution made by us in accordance with our non-qualified deferred compensation plan, the details of which are contained in the non-qualified deferred compensation table below. We report the amount of any matching contribution in the year in which such amount is actually contributed. The amount of the matching contribution is converted to restricted stock units at fair market value. The amount of Mr. Schertel’s stock award has been converted from Brazilian Reals to U.S. Dollars at an exchange rate of .54697 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on September 15, 2009, the date of the stock award.
(2)	Represents the grant date fair value calculated in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (excluding the effect of estimated forfeitures) with respect to stock options granted in 2009, 2008 and 2007. As described above under “—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units.
(3)	We report non-equity incentive plan compensation for the year in which such compensation is determined against annual performance metrics, regardless of whether it is paid or accrued in that year, or the following year, or is deferred under our non-qualified deferred compensation plan. Amounts for 2008 reflect payments made in September 2009, which payments were made following reinstatement of our previously canceled 2008 non-equity incentive compensation program.
(4)	The components of this column for 2009 are detailed in the “Incremental Cost of Perquisites and Other Compensation Table.”
(5)	Represents the amount of Mr. Overbeeke’s signing bonus paid in accordance with his letter agreement.

(6)	Reflects Mr. Schertel’s base salary ($316,243) and an additional payment in respect of vacation ($25,960) as required under Brazilian law. Amounts for Mr. Schertel for 2008 have been converted from Brazilian Reals to U.S. Dollars at an exchange rate of .4279 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2008 (with the exception of Mr. Schertel’s non-equity incentive plan compensation which was converted at a rate of .54697 U.S. Dollars for each Brazilian Real), and for 2009 at a rate of .5716 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2009.

Incremental Cost of Perquisites and Other Compensation Table

Name and Principal Position	Tax Preparation ($)	Financial Planning ($)	Vehicle Allowance ($)	Life Insurance Premium ($)	401(k) Basic Contribution(1) ($)	Tax Gross-Up(2) ($)	Other(3) ($)	Total ($)
Terry R. McCormack	1,905	10,000	18,000	1,872	4,875	90	-0-	36,742
President and Chief Executive Officer

Thomas H. Madden	309	-0-	15,000	864	2,250	5	-0-	18,428
Senior Vice President and Chief Financial Officer

H. David Overbeeke	2,500	-0-	18,000	1,215	4,500	44,687	72,836	143,738
President, Global Brake & Chassis Group

Keith A. Wilson	236	-0-	18,000	1,080	2,813	3	-0-	22,132
President, Global Filtration Group

Jorge C. Schertel	-0-	-0-	-0-	1,974	-0-	-0-	87,182	89,156
Vice President, Commercial Distribution, South America

(1)	The Compensation Committee made the decision during the fourth quarter of 2008 to suspend company contributions (basic and matching) to our 401(k) plan. In August 2009, the Compensation Committee reinstated, effective October 1, 2009, the Company’s contribution of 3% of a U.S. employee’s earnings to the employee’s 401(k) account, subject to Internal Revenue Service limitations.
(2)	The amounts in this column constitute the tax gross-up expense incurred in respect of tax preparation costs shown in the table and, for Mr. Overbeeke, the tax gross-up expense ($3,974) incurred in respect of health insurance costs and the tax gross-up expense ($39,669) incurred in respect of our reimbursement of certain travel and living expenses shown in the “Other” column of the table.
(3)	The amount in this column for Mr. Overbeeke reflects expenses incurred to continue the health insurance coverage Mr. Overbeeke maintained prior to becoming an employee of the Company ($11,934) and our reimbursement of Mr. Overbeeke’s expenses incurred in commuting from his primary residence in Connecticut to our McHenry, IL offices and his living expenses while in McHenry, IL ($60,902). The amount in this column for Mr. Schertel is composed of a Brazilian government mandated severance fund payment in Mr. Schertel’s name ($27,209), a company contribution to a defined contribution plan on Mr. Schertel’s behalf ($37,240), a meal allowance at our cafeteria ($1,859), dues for a social club ($6,907) and operating costs for Mr. Schertel’s vehicle ($13,967).

Grants of Plan-Based Awards in 2009 Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options ($)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Terry R. McCormack	June 1, 2009	81,250	650,000	1,137,500
President and Chief Executive Officer

Thomas H. Madden	June 1, 2009	6,000	240,000	420,000
Senior Vice President and Chief Financial Officer	Sept. 15, 2009							265.10			20,328

H. David Overbeeke	June 1, 2009	75,000	600,000	1,050,000
President, Global Brake & Chassis Group

Keith A. Wilson	June 1, 2009	46,875	375,000	656,250
President, Global Filtration Group

Jorge C. Schertel	June 1, 2009	19,765	158,122	276,713
Vice President, Commercial Distribution, South America	Sept. 15, 2009							326.86			25,064

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2009 Table

Non-Equity Incentive Plan Awards

The Compensation Committee provides for non-equity incentive plan awards in the form of an annual cash incentive award plan. Amounts payable under this plan are a function of our full-year EBITDA performance (either overall or for specified business units), individual performance (taking into consideration, among other things, providing strategic leadership and direction for the Company, including with respect to corporate governance matters, and increasing operational efficiency) and, for Mr. Madden also our achievement of business plan net expenses. Under the plan, if EBITDA is above a specified level, then participants in the plan have the opportunity to earn cash incentive awards based on our (or a particular business unit’s) achievement of specified EBITDA performance levels. The plan establishes certain threshold performance levels for EBITDA, below which no cash incentive award is payable. At the threshold performance levels, participants are entitled to payouts equal to 50% of their target cash incentive award opportunities (a specified percentage of base salary ranging from 10% to 100% which, in the case of our Named Executive Officers, is 100% for Messrs. McCormack, Overbeeke and Wilson, 80% for Mr. Madden, and 50% for Mr. Schertel). At the target performance level, the participant would be entitled to a payment equal to 100% of his target cash incentive award. Performance above the target level entitles a participant to an award in excess of his target cash incentive award, up to a maximum of 175% of the target cash incentive award. Non-equity incentive plan awards for actual results that fall between the specified performance levels are adjusted on a linear basis. The following table illustrates the operation of our cash incentive award program for 2009:

			Percent of Bonus Opportunity
Name	Bonus Opportunity as Percent of Salary and Dollar Value	Performance Factor	Threshold	Target	Maximum	Percent Achieved	Actual Dollar Value Awarded Based on Percent Achieved ($)
Terry R. McCormack	100% - $650,000	Company EBITDA	37.5%	75%	131.25%	37.7%	245,050
		Individual Performance	12.5%	25%	43.75%	17.7%	115,000

							360,050

H. David Overbeeke	100% - $600,000	Company EBITDA	12.5%	25%	43.75%	12.5%	75,000
		Business Unit EBITDA	37.5%	75%	131.25%	0.0%	0
		Individual Performance	—	—	—	—	50,000

							125,000

Keith A. Wilson	100% - $375,000	Company EBITDA	12.5%	25%	43.75%	12.5%	46,950
		Business Unit EBITDA	37.5%	75%	131.25%	102.9%	386,175
		Individual Performance	—	—	—	—	75,000

							508,125

Thomas H. Madden	80% - $240,000	Company EBITDA	20.0%	40.0%	70.00%	20.0%	48,000
		Business Unit A EBITDA	9.0%	18.0%	31.50%	0.0%	0
		Business Unit B EBITDA	7.5%	15.0%	26.25%	20.6%	49,440
		Business Unit C EBITDA	3.5%	7.0%	12.25%	0.0%	0
		Business Unit D EBITDA	2.5%	5.0%	8.75%	4.0%	9,600
		Business Unit E EBITDA	2.5%	5.0%	8.75%	0.0%	0
		Business Plan Net Expenses	5.0%	10.0%	17.50%	17.5%	42,000
		Individual Performance	—	—	—	—	22,500

							171,540

Jorge C. Schertel	50% - $158,122	Company EBITDA	12.5%	25%	43.75%	12.5%	19,765
		Business Unit EBITDA	37.5%	75%	131.25%	60.0%	94,873
		Individual Performance	—	—	—	—	20,000

							134,638

Equity Incentive Plan Awards

The Compensation Committee grants equity incentive awards periodically, as and when appropriate in the Compensation Committee’s judgment. On July 20, 2005, we adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which we refer to as our stock incentive plan. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to our employees, directors or consultants. The Compensation Committee has granted stock options and restricted stock units pursuant to the stock incentive plan and has not granted any other stock-based awards.

Administration. The stock incentive plan is administered by the Compensation Committee; provided, that our Board may take any action designated to the Compensation Committee. The Compensation Committee has full power and authority to make, and to establish the terms and conditions of, any award and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The Compensation Committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate.

Options. The Compensation Committee determines the exercise price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash or its equivalent, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the Compensation Committee) with a fair market value equal to the exercise price, (3) if there is a public market for the shares, subject to rules established by the Compensation Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased or (4) by another method approved by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee provided that the exercise price is at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price, multiplied by (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the Compensation Committee.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. In the event of a “change of control” (as defined in the stock incentive plan), the Compensation Committee may provide for (1) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (2) the acceleration of all or any portion of an award, (3) payment in exchange for the cancellation of an award and/or (4) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination. Our Board may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management or Director Stockholders Agreement. All shares issued under the stock incentive plan will be subject to the management stockholders’ agreement or directors stockholders’ agreement, as applicable. The stockholders’ agreements impose restrictions on transfers of the shares by the individuals and also provide for various put and call rights with respect to the shares. These put and call rights include the individual’s right to require that we purchase the shares on death or disability at the then-fair market value of the shares and our right to repurchase the shares upon specified events, including termination of service or employment, at a price equal to the then-fair market value or, in certain circumstances, at a price per share equal to the lesser of $100.00 and the then-fair market value. The individuals have also agreed to a 180-day lock up period (during which the sale of shares not covered by a registration statement is prohibited) in the case of an initial public offering of the shares and have been granted limited “piggyback” registration rights with respect to the shares. Certain individuals also entered into confidentiality and non-competition agreements in connection with the shares they purchased. The forms of the various agreements have been filed as exhibits to our registration statement, of which this prospectus forms a part. The forms of the agreements for directors are substantially similar to the forms for management.

Restrictive Covenant Agreement. Unless otherwise determined by our Board, all award recipients are obligated to sign our standard confidentiality, non-competition and proprietary information agreement, which includes restrictive covenants regarding confidentiality, proprietary information and a one-year period restricting competition and solicitation of our clients, customers or employees. If a participant breaches these restrictive covenants, the Compensation Committee has discretion to rescind any exercise of, or payment or delivery pursuant to, an award under the stock incentive plan, in which case the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Vesting Provisions of Stock Options. One-half of the options granted under the stock incentive plan was scheduled to vest in equal portions at the end of each year beginning with the year of the grant and ending on December 31, 2009 (with the options granted in 2009 vesting 100% as of December 31, 2009) (“time-based options”), an additional 40% of the option grants was eligible for vesting in equal portions upon our achievement of certain specified annual EBITDA performance targets over the vesting period and 10% of the option grant was eligible for vesting in equal portions upon our achievement of certain specified annual net working capital performance targets over the vesting period. As of March 16, 2010, all grants of time-based options had vested, and no grants of performance-based options remained eligible for vesting. All unvested performance-based options have lapsed as of March 16, 2010. As described above under “—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units.

Delegation of Authority. The Compensation Committee has delegated to Mr. Finley the authority to approve grants of up to 10,000 stock options in the aggregate (and not more than 5,000 stock options to any one grantee) in connection with the hiring of key employees between meetings of the Compensation Committee.

Outstanding Equity Awards at 2009 Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Terry R. McCormack	12,467	-0-	9,516	100	8/1/2015	-0-	N/A	-0-	-0-
President and Chief Executive Officer

Thomas H. Madden	5,827	-0-	4,436	100	8/1/2015	265.1	20,328	-0-	-0-
Senior Vice President and Chief Financial Officer

H. David Overbeeke	3,300	-0-	2,700	100	8/1/2015	-0-	N/A	-0-	-0-
President, Global Brake & Chassis Group

Keith A. Wilson	6,800	-0-	5,210	100	8/1/2015	-0-	N/A	-0-	-0-
President, Global Filtration Group

Jorge C. Schertel	2,213	-0-	1,694	100	8/1/2015	326.86	25,064	-0-	-0-
Vice President, Commercial Distribution, South America

(1)	Although at 2009 fiscal year end the listed performance-based options were outstanding, as of March 16, 2010, none of the performance-based stock options remained outstanding and all have lapsed without vesting. As described above under “—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units.

As of December 31, 2009, all outstanding equity awards granted to our Named Executive Officers were in the form of stock option awards or restricted stock units granted pursuant to our stock incentive plan, which is described above in more detail under “Equity Incentive Plan Awards.” As described above under “—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units. The stock awards described in this table are restricted stock units granted pursuant to the Company’s non-qualified deferred compensation plan which is described below in more detail below under “—Non-Qualified Deferred Compensation for 2009.” The stock option awards described in this table had the following terms:

•	An exercise price at least equal to the fair market value of our common stock on the date of grant.

•

For stock options granted to key employees, a vesting schedule pursuant to which (1) one-half of the stock options was scheduled to vest in equal portions at the end of each year beginning with the year of the grant and ending on December 31, 2009 (with the options granted in 2009 vesting 100% as of December 31, 2009), (2) 40% of the option grants was eligible for vesting in equal portions at the end of each year beginning with the year of the grant and ending December 31, 2009 based on the achievement of certain specified annual EBITDA performance objectives and (3) 10% of the option grants was eligible for vesting in equal portions at the end of each year beginning with the year of the grant and ending December 31, 2009 based on the achievement of certain specified annual net working capital performance objectives.

Because our equity securities have not been publicly traded prior to this offering, the Compensation Committee determined the fair market value of our company’s securities prior to the grant of these stock options (except with respect to options granted in 2008, the fair market value of which was determined by the Compensation Committee based on information provided by us), which valuation confirmed that the exercise price was not less than the fair market value of our company’s equity securities on each grant date.

Option Exercises and Stock Vested in 2009

None of our Named Executive Officers exercised any stock options in 2009, nor have any of them received any restricted stock, phantom stock units or other awards of shares of stock which have vested. Restricted stock units issued to our Named Executive Officers in 2009 as part of our deferred compensation plan have not vested and are described below in more detail below under “—Non-Qualified Deferred Compensation of 2009.”

Pension Benefits for 2009

We do not sponsor a defined benefit plan for our U.S. employees. However, we do offer a defined contribution (401(k)) plan for our U.S. employees pursuant to which we contribute 3% of an employee’s earnings (which contributions were postponed for 2009 until October 1, 2009), all subject to applicable Internal Revenue Service limitations.

Although we maintain defined benefit plans for our employees in Canada, none of our Named Executive Officers participate in or are entitled to receive benefits pursuant to any defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation for 2009

On March 6, 2008, we adopted a non-qualified deferred compensation program pursuant to which certain of our senior employees, including our Named Executive Officers, are permitted to elect to defer all or a portion of their annual cash-based incentive awards which are then credited to the participant’s deferral account in the form of a number of vested stock units calculated based on the fair market value of our common stock on the date of deferral. The Company makes matching contributions of 25% of the amount of an employee’s deferral in the form of restricted stock units which vest on December 31 of the second calendar year following the calendar year in which such matching contributions were credited to an employee’s account. In the event a “change in control” (as defined in the non-qualified deferred compensation plan) or an initial public offering occurs prior to a participant’s separation from service, the participant will be fully vested in his or her entire account, including any Company matching contributions. Employee deferrals and Company matching contributions are notionally invested under this plan in our common stock, and once vesting of the Company matching contributions has occurred, distributions will be paid in the form of such shares of common stock (or cash, in certain circumstances) on the payment date elected by the participant or the participant’s separation from service (or the date that is six months following the date of such separation from service in the case of a “specified employee” within the meaning of Section 409A of the Code), if earlier.

Non-qualified Deferred Compensation(1)

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Terry R. McCormack	-0-	-0-	-0-	-0-	-0-
President and Chief Executive Officer

Thomas H. Madden	81,310	-0-	-0-	-0-	81,310
Senior Vice President and Chief Financial Officer

H. David Overbeeke	-0-	-0-	-0-	-0-	-0-
President, Global Brake & Chassis Group

Keith A. Wilson	-0-	-0-	-0-	-0-	-0-
President, Global Filtration Group

Jorge C. Schertel	100,256	-0-	-0-	-0-	100,256
Vice President, Commercial Distribution, South America

(1)	All amounts reported in the non-qualified deferred compensation table have been reported in the “Summary Compensation Table.”

Potential Payments Upon Termination or Change in Control

Termination Provisions of Employment Agreements

Each of our Named Executive Officers (other than Mr. Overbeeke and Mr. Schertel) has entered into an employment agreement with us. Under the employment agreements and Mr. Overbeeke’s letter agreement, each Named Executive Officer (other than Mr. Schertel) is entitled to the following payments and benefits in the event of a termination by us “without cause” (as defined in the employment agreements) or in the case of Messrs. McCormack, Wilson and Madden, by the executive for “good reason” (as defined in the employment agreements) during the employment term: (1) subject to the executive’s compliance with the restrictive covenants described below, an amount equal to the “severance multiple” (2.0 for each of Messrs. McCormack, Overbeeke and Wilson; 1.5 for Mr. Madden) times the sum of base salary and the “average annual bonus” paid under the agreement for the preceding two years (the “Multiplier”), payable as follows: an amount equal to 1 times the Multiplier to be paid in equal monthly installments for 12 months following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment; (2) a pro-rata annual bonus for the year of termination; and (3) continued medical and dental coverage at our cost, on the same basis made available for active employees for a period of years corresponding with the severance multiple; provided that, if such coverage is not available for any portion of such period under our medical plans, we must arrange for alternate comparable coverage. In addition, if the executive (other than Mr. Overbeeke and Mr. Schertel) is terminated by us without cause or the executive resigns for good reason within two years following a change in control, the executive shall be entitled to a supplemental payment equal to the excess, if any, of (X) the product of the severance multiple times the executive’s target annual bonus, over (Y) the product of the severance multiple times the average annual bonus described above.

In addition, under the terms of the employment agreements, in the event the employment term ends due to election by either party not to extend the employment term, then the executive shall be entitled, subject to the executive’s compliance with the restrictive covenants described below, to (x) if we elect not to extend the employment term or, in the case of Messrs. McCormack and Wilson, if the executive elects not to extend the employment term, an amount equal to the “severance multiple” times the base salary, payable as follows: an amount equal to one times the base salary to be paid in 12 equal monthly installments following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment and (y) if, in the case of Mr. Madden, the executive elects not to extend the employment term, an amount equal to one times the base salary paid in equal monthly installments over 12 months.

Each executive (including Mr. Overbeeke and Mr. Schertel) is restricted (either pursuant to their employment agreement or a separate agreement), for a period following termination of employment (24 months for Messrs. McCormack, Overbeeke and Wilson; 18 months for Mr. Madden (or 12 months for Mr. Madden if his employment agreement expires due to his election not to extend the term); 12 months for Mr. Schertel), from (1) soliciting in competition certain of our customers, (2) competing with us or entering the employment or providing services to entities who compete with us or (3) soliciting or hiring our employees. The specific agreement containing these restrictions also provides that the Company may cease further payments and pursue its other rights and remedies in the event of a breach by the executive. Mr. Schertel’s contract containing the foregoing restrictions includes our agreement to pay him an amount equal to his annual base salary to be paid in 12 equal monthly installments if we terminate his employment without cause.

Total Potential Payout Assuming Termination Event Occurred on December 31, 2009

		Termination by Company Without Cause or by Executive for Good Reason(1)			Termination Due to Non-Renewal of Employment Agreement
Name	Benefit(2)	Normally ($)	After Change in Control ($)	Termination by Company for Cause ($)	By Company ($)	By Executive ($)	Voluntary Resignation by Executive ($)	Death or Disability(3) ($)
Terry R. McCormack	•Severance	1,300,000	2,600,000	N/A	1,300,000	1,300,000	N/A	N/A
President and Chief Executive Officer	•Continued health coverage	19,680	19,680	N/A	N/A	N/A	N/A	N/A
	•2009 non-equity incentive plan payment	360,050	360,050	360,050	360,050	360,050	360,050	360,050

	Total	1,679,730	2,979,730	360,050	1,660,050	1,660,050	360,050	360,050

Thomas H. Madden	•Severance	573,840	810,000	N/A	450,000	300,000	N/A	N/A
Senior Vice President and Chief Financial Officer	•Continued health coverage	14,760	14,760	N/A	N/A	N/A	N/A	N/A
	•2009 non-equity incentive plan payment	171,540	171,540	171,540	171,540	171,540	171,540	171,540

	Total	760,140	996,300	171,540	621,540	471,540	171,540	171,540

H. David Overbeeke	•Severance	1,512,246	1,512,246	N/A	N/A	N/A	N/A	N/A
President, Global Brake & Chassis Group	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2009 non-equity incentive plan payment	125,000	125,000	125,000	125,000	125,000	125,000	125,000

	Total	1,637,246	1,637,246	125,000	125,000	125,000	125,000	125,000

Keith A. Wilson	•Severance	750,000	1,500,000	N/A	750,000	750,000	N/A	N/A
President, Global Filtration Group	•Continued health coverage	28,872	28,872	N/A	N/A	N/A	N/A	N/A
	•2009 non-equity incentive plan payment	508,125	508,125	508,125	508,125	508,125	508,125	508,125

	Total	1,286,997	2,036,997	508,125	1,258,125	1,258,125	508,125	508,125

Jorge C. Schertel	•Severance	316,243	316,243	N/A	N/A	N/A	N/A	N/A
Vice President, Commercial Distribution, South America	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2009 non-equity incentive plan payment	134,638	134,638	134,638	134,638	134,638	134,638	134,638

	Total	450,881	450,881	134,638	134,638	134,638	134,638	134,638

(1)	The ability of an executive to terminate for good reason applies only to Messrs. McCormack, Madden and Wilson.
(2)	Amounts payable under our non-equity incentive plan (annual cash incentive plan) are earned on the last day of the applicable calendar year.
(3)	Upon death or disability, the Named Executive Officer (or his estate) is entitled to receive any earned but unpaid cash incentive award plus a pro-rata portion of any annual cash incentive award that the Named Executive Officer would have earned had his employment not terminated.

Director Compensation for 2009

The following table summarizes compensation for our non-employee directors for 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael F. Finley	77,000	-0-	-0-	-0-	-0-	-0-	77,000
Larry W. McCurdy(2)	77,000	-0-	-0-	-0-	-0-	-0-	77,000
Donald J. Morrison(3)	68,000	-0-	-0-	-0-	-0-	-0-	68,000
Joseph A. Onorato	125,500	-0-	-0-	-0-	-0-	-0-	125,500
Joseph E. Parzick	60,500	-0-	28,340	-0-	-0-	-0-	88,840
John M. Riess	74,000	-0-	-0-	-0-	-0-	-0-	74,000
James A. Stern	66,500	-0-	-0-	-0-	-0-	-0-	66,500

(1)	Represents the grant date fair value calculated in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (excluding the effect of estimated forfeitures) with respect to restricted stock units and performance units (whether payable in shares or cash) granted in 2009.
(2)	Mr. McCurdy served as a Director on our Board in 2009 and until his death on August 3, 2010.
(3)	Mr. Morrison’s fees were paid directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies. Mr. Morrison’s options were granted directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies.

The annual retainer for non-management directors is $50,000. The Chairman of the Board is paid an additional $15,000 annually. The chair of our Audit Committee is paid an additional $50,000 annually in recognition of the Audit Committee chair’s expanded responsibilities as we implement our efforts to comply with Sarbanes-Oxley. Also, each non-management director is paid an additional $1,500 for each meeting of the Board attended and an additional $1,500 for each committee meeting attended.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Stockholders’ Agreement

In connection with this offering, we expect to amend and restate the stockholders’ agreement to provide for, among other things, rights to designate director nominees to our Board subject to their election by our stockholders and to register shares of our common stock for sale in public offerings. The amended and restated stockholders’ agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “Management—Board Composition and Director Qualifications.”

9.5% Class A Convertible Participating Preferred Stock

On October 30, 2008, we issued 51,475 shares of Class A Preferred Stock to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors, at an initial issue price of $1,000 per share. See “Description of Capital Stock—9.5% Class A Convertible Participating Preferred Stock” for further information regarding the terms of the Preferred Stock.

Other Related Person Transactions

We describe below the transactions that have occurred since the beginning of fiscal 2009, and any currently proposed transactions, that involve the Company or a subsidiary and exceed $120,000, and in which a related party had or has a direct or indirect material interest.

Mr. John M. Riess, a Board member, is the parent of an executive, Michael Riess, who is currently employed with NAPA and was previously employed with CARQUEST in 2007. NAPA and CARQUEST are the Company’s two largest customers as a percentage of total net sales from continuing operations. NAPA and CARQUEST accounted for $538 million and $154 million, $519 million and $153 million and $523 million and $147 million of our total net sales, which represented 29% and 8%, 27% and 8% and 29% and 8% of our total net sales, for the years ended December 31, 2007, 2008 and 2009, respectively.

Cypress charged Affinia Group Inc. $3 million in the third quarter of 2009, which consisted of a management fee for services related to the refinancing and other advisory services. This amount was included in selling, general and administrative expenses.

Related Person Transactions Policy

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock.

Our related person transactions policy requires:

•

that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our Audit Committee or by the disinterested members of the Audit Committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the Compensation Committee of the Board or recommended by the Compensation Committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the Audit Committee or the disinterested members of the Audit Committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related person transaction policy provides that the Audit Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, The New York Stock Exchange and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of November 22, 2010, with respect to the beneficial ownership of our common stock, after giving effect to this offering, by:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own more than 5% of our common stock.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC’s rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 1101 Technology Drive, Ann Arbor, Michigan 48108.

After This Offering
	Prior to This Offering		Assuming the Underwriters’ Over-allotment Option is Not Exercised		Assuming the Underwriters’ Over-allotment Option is Exercised in Full
Name of Beneficial Owner	Shares of Common Stock	Percent of Common Stock	Shares of Common Stock	Percent of Common Stock	Shares of Common Stock	Percent of Common Stock
Principal Stockholders
Investment Funds Affiliated with The Cypress Group L.L.C.(1)
c/o The Cypress Group L.L.C., 65 East 55th Street, 28th Floor, New York, NY 10022

OMERS Administration Corporation
c/o Omers Capital, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2010, Box 6, Toronto, Ontario, Canada M5J 2J2

The Northwestern Mutual Life Insurance Company
c/o 720 East Wisconsin Avenue, Milwaukee, WI 53202

California State Teachers’ Retirement System
c/o 7667 Folsom Blvd., Sacramento, CA 95826

Directors and Executive Officers
Terry R. McCormack
Thomas H. Madden
H. David Overbeeke
Keith A. Wilson
Jorge C. Schertel
Michael F. Finley
Donald J. Morrison
Joseph A. Onorato
Joseph E. Parzick
John M. Riess
James A. Stern
All Directors and Executive Officers (15 persons)

(1)	Includes shares of common stock held by Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., 55th Street Partners II L.P. and Cypress Side-by-Side LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Asset Based Credit Facilities

Overview. On August 13, 2009, Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver maturing in 2013 that includes (i) a revolving U.S. Facility of up to $295 million for borrowings solely to the U.S. domestic borrowers, including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility and (ii) a revolving Canadian Facility of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower. Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time. At September 30, 2010, we had $80 million outstanding under the ABL Revolver with interest rates ranging from 5.50% to 6.25%. We had an additional $199 million of availability under the ABL Revolver after giving effect to $16 million in outstanding letters of credit and $3 million for borrowing base reserves as of September 30, 2010.

Guarantees and Collateral. The indebtedness, obligations and liabilities under the U.S. Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Holdings, and certain of its current and future U.S. subsidiaries, and are secured by a first-priority lien on the U.S. Collateral.

The indebtedness, obligations and liabilities under the Canadian Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Holdings, certain of its current and future U.S. subsidiaries and certain of its Canadian subsidiaries and are also secured by the U.S. Collateral and by a first-priority lien on substantially all of the Canadian borrower’s and the Canadian guarantors’ existing and future assets, including, but not limited to, accounts receivables and inventory (but excluding owned real property and the capital stock of any non-U.S. and non-Canadian subsidiaries of the Canadian borrower or the Canadian guarantors).

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains certain covenants that, among other things, limit or restrict the ability of Holdings and its subsidiaries to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisition and investments;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of the borrowers’ capital stock;

•	amend certain material governance documents;

•	change the nature of the borrowers’ business;

•	make any advances, investments or loans;

•	engage in certain transactions with affiliates;

•	issue or dispose of equity interests;

•	change the borrowers’ fiscal periods; and

•	restrict dividends, distributions or other payments from Holdings’ subsidiaries.

In addition, commencing on the day that an event of default occurs or availability under the ABL Revolver is less than the greater of (i) 15% of the total revolving loan commitments and (ii) $47.25 million, Holdings is required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last 12-month period.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained in the ABL Revolver.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. The LIBOR rate and the BA rate are, in each case, subject to a floor of 1.50%. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 1.00% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.75% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) will be increased by 2% per annum.

Cash Dominion. If availability under the ABL Revolver is less than the greater of (i) 20% of the total revolving loan commitment and (ii) $63 million, or if there exists an event of default, amounts in Affinia Group Inc.’s deposit accounts and the deposit accounts of the subsidiary guarantors (other than certain excluded accounts) will be transferred daily into a blocked account held by the administrative agent and applied to reduce the outstanding amounts under the ABL Revolver.

Events of Default. The ABL Revolver also provides for events of default which, if any of them occurs, would permit or require the outstanding amount under the ABL Revolver to become or be declared due and payable.

Change of Control. A “change of control” (as defined in the ABL Revolver) will result in an event of default. Among others, a change of control will be deemed to have occurred if Cypress holds less than 35% of our voting securities after the completion of this offering.

Senior Notes

Overview. In November 2004, Affinia Group Inc. issued $300 million aggregate principal amount of the Subordinated Notes, which bear interest at a rate of 9% and mature on November 30, 2014, pursuant to the senior subordinated indenture dated as of November 30, 2004. Subsequently, in connection with our refinancing in August 2009, Affinia Group Inc. issued $225 million aggregate principal amount of the Secured Notes, which bear interest at a rate of 10.75% and mature on August 15, 2016, pursuant to the senior secured indenture dated as of August 13, 2009. As of September 30, 2010, $267 million principal amount of the Subordinated Notes was outstanding and $223 million principal amount of the Secured Notes was outstanding, net of a $2 million issue discount, which is being amortized until the Secured Notes mature.

Guarantees and Collateral. The Subordinated Notes are unconditionally guaranteed jointly and severally on a senior subordinated basis by substantially all of our wholly-owned domestic subsidiaries. The Secured Notes are unconditionally guaranteed jointly and severally on a senior secured basis by substantially all of our wholly-owned domestic subsidiaries.

The Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto) of Affinia Group Inc. and the guarantors and on a second-priority lien basis by the accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto of Affinia Group Inc. and the guarantors.

Interest Payments. Interest on the Subordinated Notes is payable on May 30 and November 30 of each year and interest on the Secured Notes is payable on February 15 and August 15 of each year.

Optional Redemption. We may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the applicable senior indenture.

Change of Control. Upon the occurrence of certain change of control events specified in the applicable senior indenture, each holder of the Subordinated Notes or Secured Notes has the right to require us to repurchase such holder’s Subordinated Notes or Secured Notes, as applicable, at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants. The senior indentures contain covenants that, among other things, limit or restrict the ability of Affinia Group Inc. and its restricted subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	issue capital stock;

•	make certain investments or acquisitions;

•	make capital expenditures;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	change their lines of business;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the senior indentures.

Events of Default. The senior indentures also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Seller Note

Overview. As part of the financing in connection with our acquisition of substantially all of Dana’s aftermarket business operations, Affinia Group Holdings Inc. issued to Dana the Seller Note, a subordinated payment in kind note due 2019 with a face amount of $74.5 million, which matures on November 30, 2019. We may prepay at our option all or part of the Seller Note at specified prepayment prices, subject to certain structural and contractual limitations.

We intend to use approximately $100 million of our net proceeds from this offering to repay the Seller Note in full.

Interest Rate. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. The fair market value of the Seller Note was approximately $90 million and it had an effective interest rate of 12.5% as of September 30, 2010.

Change of Control; Dividend Payments. Upon the occurrence of certain change of control events specified in the Seller Note, each holder of the Seller Note will have the right to require us to repurchase the Seller Note at specified prepayment prices. In addition, upon the occurrence of a dividend event specified in the Seller Note, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made, subject to certain structural and contractual limitations.

Covenants. The Seller Note contains certain covenants that among other things limit or restrict our ability to (subject to certain qualifications and exceptions):

•	pay dividends from the proceeds of any asset sale event or recapitalization event; and

•	enter into transactions with affiliates.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the Seller Note.

Events of Default. The Seller Note also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Seller Note to become or to be declared due and payable.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries. You should refer to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering, copies of which will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering and after giving effect to the filing of our certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share.

Common Stock

Upon the closing of the offering, there will be              shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares). All shares of our common stock that will be issued on completion of this offering will be fully paid and nonassessable.

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

The holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. As a result, stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors in that slate for the year.

Preferred Stock

9.5% Class A Convertible Participating Preferred Stock

On October 30, 2008, we issued 51,475 shares of Class A Preferred Stock to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors, at an initial issue price of $1,000 per share. Dividends on the Class A Preferred Stock are payable semi-annually at the rate of 9.5% per annum only in kind in additional shares of the Class A Preferred Stock. Our Board authorized the issuance of a total of up to 150,000 shares of the Class A Preferred Stock to account for the payment of dividends in kind. In the event that we declare or pay dividends on our common stock (whether in cash, securities or other property, but excluding dividends payable solely in additional shares of our common stock), we must simultaneously declare and pay to the Class A Preferred Stock holders the dividends which would have been payable with respect to the common stock issuable upon conversion of the Class A Preferred Stock.

The shares of Class A Preferred Stock may be converted at any time, in whole or in part, into shares of our common stock at the conversion price then in effect. The conversion price is currently $100 per share, but will be adjusted to prevent dilution of the Class A Preferred Stock holders in connection with certain offerings of our common stock or related securities, excluding the initial public offering to which this prospectus relates.

The Class A Preferred Stock holders are entitled to vote together with the holders of our common stock on all matters submitted to stockholders for a vote. Each share of Class A Preferred Stock is entitled to one vote per each share of our common stock issuable upon conversion as of the record date for such vote. In addition, we may not issue the following securities without the prior consent of certain of our Class A Preferred Stock holders:

•	Equity securities that rank senior to or pari passu with the Class A Preferred Stock or any securities that are convertible into or exercisable for such equity securities; and

•	Debt instruments convertible into or exercisable for our equity securities.

We may at our option at any time redeem all, but not less than all, of the shares of Class A Preferred Stock for the greater of (i) $2,000 for each share of the Class A Preferred Stock and any shares of Class A Preferred Stock that would be issued if all accrued and unpaid dividends were paid in kind in additional shares of Class A Preferred Stock (which we refer to as the “aggregate preferred value”) and (ii) the aggregate market price of the shares of our common stock that would be issued if the Class A Preferred Stock were converted. On October 31, 2013, we must redeem all outstanding shares of the Class A Preferred Stock for the aggregate preferred value of the Class A Preferred Stock either in cash or, at the option of each Class A Preferred Stock holder, a combination of cash and shares of our common stock valued at the conversion price then in effect. We may not redeem, purchase or otherwise acquire, or pay or declare dividends on, shares of our common stock or other junior equity securities if we have failed to pay the full amount of accrued dividends on, or make any required redemption payment with respect, to the Class A Preferred Stock.

In the event of (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, merger, consolidation, recapitalization or reorganization that results in the stockholders of the Company immediately prior to such transaction failing to own at least 50% of the voting securities of the surviving or resulting company or (iii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets, the Class A Preferred Stock holders will have the right to be paid the aggregate preferred value of the Class A Preferred Stock, before any distributions to holders of our common stock or other junior equity securities. Upon certain change of control or bankruptcy events, we will be required to offer to purchase all outstanding shares of the Class A Preferred Stock for the greater of (i) the aggregate preferred value of the Class A Preferred Stock and (ii) the aggregate market price of the shares of our common stock that would be issued if the Class A Preferred Stock were converted.

Additional Authorized Preferred Stock

Our Board has the authority, by adopting resolutions and without any further vote or action by our stockholders, to issue up to              shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. See “—Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation—Blank Check Preferred Stock” for a discussion of how this authority could discourage a takeover of our Company.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Prior to the consummation of this offering, our Board will assign each of the current members to their respective class as the Board shall determine in its sole discretion, subject to the foregoing requirement that the classes be nearly equal in size. The directors in Class I will have an initial term that will expire at the 2011 annual meeting of stockholders, the directors in Class II will have an initial term that will expire at the 2012 annual meeting of stockholders and the directors in Class III will have an initial term that will expire at the 2013 annual meeting of stockholders. After each initial term, the members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our Board will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our Board will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation and bylaws will provide that the number of directors shall be fixed from time to time pursuant to a resolution adopted by the Board, but must consist of not less than seven or more than 11 directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with Cypress or our Board because the stockholder approval requirement would be avoided if Cypress or its affiliates sell 15% or more of our voting stock directly to the stockholder or our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Cypress and its affiliates, and any of their respective direct or indirect transferees of 15% or more of our voting stock, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Our certificate of incorporation and bylaws will provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws also will provide that, except as set forth in the stockholders agreement, any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the Board or the Board.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation will provide us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our Board has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our Board will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent at any time when Cypress, OMERS, the other investment funds that are our principal stockholders prior to the consummation of this offering and their affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions, which will not apply to Cypress or OMERS so long as they individually beneficially own at least 10% of the outstanding shares of our common stock, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation will provide that the following provisions in the certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our common stock entitled to vote in the election of directors, voting together as a single class:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our Board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the indemnification provisions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation will grant our Board the authority to amend and repeal our bylaws without a stockholder vote in any matter not inconsistent with the laws of the Sate of Delaware or our certificate of incorporation.

Stockholders’ Agreement

Pursuant to the Stockholders’ Agreement that we expect to enter into upon the consummation of this offering with Cypress, OMERS, The Northwestern Mutual Life Insurance Company, California State Teachers’ Retirement System and Stockwell Fund, L.P., Cypress and OMERS will have certain rights to designate director nominees to our Board. See “Management—Board Composition and Director Qualifications” for more information.

Limitations on Directors’ Liability

Our certificate of incorporation provides that we will indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under the federal securities laws of the United States.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary or other duties as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporation, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is             .

Listing

We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.”

SHARES ELIGIBLE FOR FUTURE RESALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued pursuant to our stock incentive plans or in the public market after this offering, or the anticipation of those sales, could adversely affect the price of our common stock from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have              shares of common stock outstanding (or              shares if the underwriters exercise their over-allotment option in full). Of the shares to be outstanding after the completion of this offering, the              shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining              shares of common stock are held by “affiliates” and therefore are “restricted securities” under Rule 144 or are otherwise “restricted securities” under Rule 144. After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act. All of these restricted securities and all other shares of common stock other than those sold in this offering will be subject to the 180-day lock-up period described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Lock-Up Agreements

Our directors, executive officers and current stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Registration Rights

Pursuant to the Stockholders’ Agreement that we expect to enter into in connection with this offering certain of our stockholders will have registration rights. The amended and restated stockholders’ agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

ERISA CONSIDERATIONS

Our common stock may be acquired and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of our common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any laws that are similar to the prohibited transaction provisions of ERISA or the Code, must also determine that its purchase and holding of our common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any applicable similar law. Each holder of our common stock who is subject to Section 406 of ERISA, Section 4975 of the Code or any similar law (“Plan Investor”) will be deemed to have represented by its acquisition and holding of our common stock that its acquisition and holding of our common stock does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any applicable similar law. The sale of common stock to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan Investor, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such investment.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated are acting as joint book-running managers in this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of our common stock from us to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over- Allotment Exercise	With Full Over- Allotment Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of any shares of our common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of 180 days after the date of this prospectus, other than (A) shares of our common stock to be sold in this offering, (B) grants, offers, sales or issuances of any shares of our common stock or securities convertible or exchangeable into shares of our common stock under any equity compensation plans described in this prospectus (the “Plans”), (C) any shares of our common stock issued upon the exercise of options granted under the Plans or upon the conversion of the Class A Preferred Stock outstanding as of the date of this prospectus or additional shares of Class A Preferred Stock issued as a payment-in-kind pursuant to the terms of such Class A Preferred Stock, (D) the filing of any registration statement on Form S-8 with respect to any Plans or (E) offers, sales and issuances of up to 5% of our common stock outstanding at the time of the issuance in connection with the acquisition of, or merger or joint venture with, another company (and the filing of a registration statement with respect thereto), provided that the recipient of any such shares shall agree to be bound by the foregoing restrictions unless waived by J.P. Morgan Securities LLC. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and current stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; in each case other than (A) shares of our common stock to be sold in this offering, (B) sales or other transfers of shares of our common stock to us in connection with (i) termination of employment, (ii) net settlement of grants pursuant to the Plans or (iii) satisfaction of tax liabilities arising from grants pursuant to the Plans, (C) transfers of shares of our common stock as a bona fide gift or gifts or by will or intestacy, (D) in the case of an individual, transfers of shares of our common stock to any trust for the direct or indirect benefit of such person or the immediate family of such person for estate planning purposes, (E) in the case of a trust, distributions of shares of our common stock to its beneficiaries, (F) in the case of a corporation, limited liability company, partnership or other entity, distributions of shares of our common stock to stockholders, members, partners, subsidiaries or affiliates of such entity; provided that in the case of any transfer or distribution pursuant to clauses (C) through (F), each donee, heir or distributee must execute and deliver to the representatives of the underwriters a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clauses (C) through (F), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement is required or is made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above). Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price. We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.” In connection with that listing, the underwriters have undertaken to sell the minimum number of beneficial owners necessary to meet The New York Stock Exchange listing requirements.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services to us and those affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds controlled by affiliates of Cypress.

EXPERTS

The financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to the adoption of new accounting standards). Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Prior to this offering, we were not required to file reports with the SEC.

Our wholly owned subsidiary, Affinia Group Intermediate Holdings Inc., files annual, quarterly and current reports and other information with the SEC and upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Affinia Group Holdings Inc.

Ann Arbor, Michigan

We have audited the accompanying consolidated balance sheets of Affinia Group Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 16 of the Registration Statement. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Affinia Group Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Due to the adoption of new accounting pronouncements, the Company changed its method of accounting for noncontrolling interest as of January 1, 2009, its method of accounting for the funded status of its defined benefit postretirement plans as of December 31, 2007, and its method of accounting for uncertainty in income taxes as of January 1, 2007, as discussed in Notes 25, 13, and 14, respectively.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

June 24, 2010

Affinia Group Holdings Inc.

Consolidated Statements of Operations

(Dollars in millions, except per share data)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

Net sales	$1,857	$1,915	$1,797
Cost of sales	(1,512)	(1,546)	(1,429)

Gross profit	345	369	368
Selling, general and administrative expenses	(276)	(276)	(267)
Income from settlement	15	—	—

Operating profit	84	93	101
Gain on extinguishment of debt	—	—	8
Change in fair value of redeemable preferred stock embedded derivative liability	—	3	(24)
Other income (loss), net	4	(4)	5
Interest expense	(67)	(65)	(79)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	21	27	11
Income tax provision	(4)	(14)	(19)
Equity in income, net of tax	1	—	1

Net income (loss) from continuing operations	18	13	(7)
(Loss) from discontinued operations, net of tax	(17)	(19)	(61)

Net income (loss)	1	(6)	(68)
Less: net income attributable to noncontrolling interest, net of tax	—	—	2

Net income (loss) attributable to the Company	$1	$(6)	$(70)

Basic earnings per share attributable to common shareholders:
Basic net income (loss) from continuing operations	$5.03	$(3.34)	$(3.89)
(Loss) from discontinued operations, net of tax	(4.80)	(4.66)	(14.85)

Net income (loss) attributable to the Company	$0.23	$(8.00)	$(18.74)

Diluted earnings per share attributable to common shareholders:
Diluted net income (loss) from continuing operations	$5.03	$(3.34)	$(3.89)
(Loss) from discontinued operations, net of tax	(4.80)	(4.66)	(14.85)

Net income (loss) attributable to the Company	$0.23	$(8.00)	$(18.74)

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Balance Sheets

(Dollars in millions)	December 31, 2008	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$78	$66
Restricted cash	4	9
Trade accounts receivable, less allowances of $4 million for 2008 and $3 million for 2009	312	293
Inventories, net	512	430
Current deferred taxes	41	50
Prepaid taxes	42	50
Other current assets	6	20
Current assets of discontinued operations	—	55

Total current assets	995	973
Property, plant, and equipment, net	208	199
Goodwill	68	54
Other intangible assets, net	163	149
Deferred financing costs	11	24
Deferred income taxes	67	79
Investments and other assets	23	27

Total assets	$1,535	$1,505

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	$274	$201
Notes payable	14	12
Other accrued expenses	148	154
Accrued payroll and employee benefits	31	27
Current liabilities of discontinued operations	—	43

Total current liabilities	467	437
Long-term debt	689	680
Redeemable preferred stock embedded derivative liability	12	37
Deferred employee benefits and other noncurrent liabilities	32	27

Total liabilities	1,200	1,181

Contingencies and commitments

Mezzanine equity:
Redeemable preferred stock, $.01 par value; 150,000 class A shares authorized; 52,290 and 57,376 shares outstanding at December 31, 2008 and December 31, 2009, respectively	78	86

Shareholders’ equity:
Common stock, $.01 par value; 4,800,000 shares authorized; 3,557,670 and 3,563,022 shares outstanding at December 31, 2008 and December 31, 2009, respectively	—	—
Additional paid-in capital	316	308
Accumulated deficit	(54)	(124)
Accumulated other comprehensive income (loss)	(18)	38

Total shareholders’ equity of the Company	244	222
Noncontrolling interest in consolidated subsidiaries	13	16

Total shareholders’ equity	257	238

Total liabilities, mezzanine equity and shareholders’ equity	$1,535	$1,505

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Statements of Shareholders’ Equity

(Dollars in millions)	Common stock	Additional paid-in capital	Accumu- lated deficit	Minimum pension liability adjustment	Foreign currency translation adjustment	Interest rate swap	Accum- ulated other Comprehen- sive income (loss)	Total share- holder’s equity of the company	Noncon- trolling Interest	Total equity
Balance at December 31, 2006	$—	$357	$(48)	$(1)	$14	$—		$322	$2	$324
Adoption of ASC 740 (formerly FIN 48)	—	—	(1)	—	—	—		(1)	—	(1)
Adjusted balance, January 1, 2007	$—	$357	$(49)	$(1)	$14	—		$321	$2	$323
Stock-based compensation	—	1	—	—	—	—		1	—	1
Adoption of ASC 715 (formerly SFAS 158)—net of tax of $1 million	—	—	—	(2)	—	—		(2)	—	(2)
Net income	—	—	1	—	—	—	1	1	—	1
Other comprehensive income (loss):
Interest rate swap—net of tax of $1 million	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Currency translation—net of tax of $15 million	—	—	—	—	49	—	49	49	—	49

Comprehensive income	—	—	—	—	—	—	48

Balance at December 31, 2007	$—	$358	$(48)	$(3)	$63	$(2)		$368	$2	$370

Redeemable preferred stock adjustment to redemption value	—	(41)	—	—	—	—	—	(41)	—	(41)
Noncontrolling interest related to acquisitions	—	—	—	—	—	—			11	11
Redeemable preferred stock dividends accrued	—	(1)	—	—	—	—		(1)	—	(1)
Net loss	—	—	(6)	—	—	—	(6)	(6)	—	(6)
Other comprehensive income (loss):
Interest rate swap—net of tax of $1 million	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Minimum pension liability adjustment	—	—	—	(1)	—	—	(1)	(1)	—	(1)
Currency translation—net of tax of $1 million	—	—	—	—	(73)	—	(73)	(73)	—	(73)

Comprehensive loss	—	—	—	—	—	—	(82)

Balance at December 31, 2008	$—	$316	$(54)	$(4)	$(10)	$(4)		$244	$13	$257

Stock-based compensation	—	1	—	—	—	—		1	—	1
Redeemable preferred stock adjustment to redemption value	—	(4)	—	—	—	—		(4)	—	(4)
Noncontrolling interest related to acquisition	—	—	—	—	—	—			1	1
Redeemable preferred stock dividends accrued	—	(5)	—	—	—	—		(5)	—	(5)
Net income (loss)	—	—	(70)	—	—	—	(70)	(70)	2	(68)
Other comprehensive income (loss):
Interest rate swap—net of tax of $2	—	—	—	—	—	4	4	4	—	4
Currency translation—net of tax of $2 million	—	—	—	—	52	—	52	52	—	52

Comprehensive loss	—	—	—	—	—	—	(14)

Balance at December 31, 2009	$—	$308	$(124)	$(4)	$42	$—		$222	$16	$238

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Statements of Cash Flows

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

Operating activities
Net income (loss)	$1	$(6)	$(68)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	33	36	38
Impairment of assets	3	2	75
Stock-based compensation	1	—	1
Change in fair value of redeemable preferred stock embedded derivative liability	—	(3)	24
Loss on disposition of affiliate	—	1	—
Gain on extinguishment of debt	—	—	(8)
Write-off of unamortized deferred financing costs	—	—	5
Provision for deferred income taxes	(31)	12	(12)
Interest paid in kind, including discount accretion, on seller note	8	9	10
Change in trade accounts receivable	(10)	31	3
Change in inventories	(76)	(39)	42
Change in other current operating assets	1	(49)	(33)
Change in other current operating liabilities	12	57	(42)
Change in other	59	(4)	20

Net cash provided by operating activities	1	47	55
Investing activities
Proceeds from sales of assets	14	1	—
Investments in companies, net of cash acquired	—	(50)	—
Proceeds from sale of affiliates	—	6	—
Investments in affiliates	—	(6)	—
Change in restricted cash	—	(1)	(5)
Additions to property, plant, and equipment	(30)	(25)	(31)

Net cash used in investing activities	(16)	(75)	(36)
Financing activities
Payments on senior term loan facility	—	—	(297)
Proceeds from senior term loan facility	—	1	—
Capital contribution	—	52	—
Net decrease in debt of noncontrolling interest	—	—	(3)
Payment of deferred financing costs	—	—	(22)
Proceeds from Secured Notes	—	—	222
Net proceeds from ABL Revolver	—	—	90
Purchase of senior subordinated notes	—	—	(25)

Net cash (used in) provided by financing activities	—	53	(35)
Effect of exchange rates on cash	4	(6)	4
Increase (decrease) in cash and cash equivalents	(11)	19	(12)
Cash and cash equivalents at beginning of the period	70	59	78

Cash and cash equivalents at end of the period	$59	$78	$66

Supplemental cash flows information
Cash paid during the period for:
Interest	$55	$52	$53
Income taxes	$17	$22	$14
Change in redeemable preferred stock redemption value	$—	$1	$8

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Affinia Group Holdings Inc. (“Affinia”) is a global leader in the light and commercial vehicle replacement products and services industry. We derive approximately 98% of our sales from this industry and, as a result, are not directly affected by the market cyclicality of the automotive original equipment manufacturers. Our broad range of brake, filtration, chassis and other products are sold in North America, Europe, South America and Asia. Our brands include WIX®, Raybestos®, Nakata®, Brake-Pro®, FiltronTM AIMCO® and McQuay-Norris®. Additionally, we provide private label products for NAPA, CARQUEST and ACDelco and other customers and co-branded offerings for Federated Auto Parts and Automotive Distribution Network. The Company is controlled by affiliates of The Cypress Group L.L.C. (collectively, “Cypress”).

Affinia Group Inc., one of the Company’s subsidiaries and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement on November 30, 2004, as amended (the “Purchase Agreement”), with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”).

The accompanying Consolidated Financial Statements include the accounts of Affinia and its subsidiaries. In these Notes to the Consolidated Financial Statements, the terms “the Company,” “we,” “our” and “us” refer to Affinia Group Holdings Inc. and its subsidiaries on a consolidated basis.

Note 2. Discontinued Operation

In the fourth quarter of 2009, the Company committed to a plan to sell the Commercial Distribution Europe segment. In accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment (“ASC Topic 360”),” the Commercial Distribution Europe segment qualified as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation. The consolidated balance sheet as of December 31, 2008 and consolidated statements of cash flows for all periods presented were not adjusted to reflect this segment as a discontinued operation. The table below summarizes the Commercial Distribution Europe segment’s net sales, the pre-tax operating (loss), tax provision and loss from discontinued operations, net of tax.

(Dollars in millions)	2007	2008	2009

Net sales	$281	$263	$237
Loss before income tax provision	(16)	(17)	(84)
Income tax provision	(1)	(2)	23

Loss from discontinued operations, net of tax	$(17)	$(19)	$(61)

The Company entered into a Sale and Purchase Agreement with Klarius Group Limited (“KGL”) and Auto Holding Paris S.A.S. (“AHP”) (collectively, the “Purchaser”) on February 2, 2010 (the “Agreement”), pursuant to which KGL purchased the shares of Quinton Hazell Automotive Limited and Quinton Hazell Italia SpA and AHP purchased the shares of Quinton Hazell Deutschland GmbH and Affinia Holding S.A.S. (collectively, the “Group Companies”) for $12 million, subject to certain closing and post-closing purchase price adjustments. The Agreement also called for the Purchaser to assume debt of $2.6 million. We also retained the cash in the Group Companies. As of March 31, 2010 we have received $11 million in cash. The business of the Group Companies and their subsidiaries consist of manufacturing and distribution facilities in eight countries in Europe.

In accordance with ASC Topic 360 intangibles and other long-lived assets are assessed for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. The Company determined that

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

the net carrying value of the Commercial Distribution Europe segment may not be recoverable through the sales process. As a result, an impairment charge of $75 million was recorded within discontinued operations in 2009 to reduce the carrying value of the business to expected realizable value. A tax benefit to the Company of $24 million was recorded resulting from this transaction. The sale was consummated on February 2, 2010 and the estimated loss has subsequently decreased offset by the one month of operating losses of $1 million resulting in net income from discontinued operations, net of tax of $2 million in the first quarter of 2010. The post closing adjustments are still being negotiated.

The following table shows an analysis of assets and liabilities held for sale as of December 31, 2009:

(Dollars in millions)
Accounts receivable	$34
Inventory	67
Other current assets	6
Property, plant and equipment	18
Long-term assets	5
Impairment of assets	(75)

Total assets of discontinued operations	55

Current liabilities	41
Long-term liabilities	2

Total liabilities of discontinued operations	$43

Note 3. Business Combinations

Effective October 31, 2008, the Company, through its wholly owned subsidiary Affinia Acquisition LLC, completed the purchase of 85% of the equity interests in HBM Investment Limited (“HBM”). HBM is the sole owner of Longkou Haimeng Machinery Company Limited (“Haimeng”), a drum and rotor manufacturing company located in Longkou City, China. The purchase price was $50 million and included $25 million in current and long term debt on Haimeng’s books. The Company financed this acquisition through the issuance of 51,475 shares of 9.5% Class A Convertible Participating Preferred Stock, par value $0.01 per share, on October 31, 2008 (the “Redeemable Preferred Stock”) to Cypress, co-investors and management. HBM subsequently changed its name to Affinia Hong Kong Limited.

The aforementioned acquisition has been accounted for under the purchase method of accounting, in accordance with ASC Topic 805, “Business Combinations” (formerly Statement of Financial Accounting Standards No. 141, “Business Combinations”). The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including trade names, trademarks, developed technology and customer relationships. Purchase price allocations are subject to adjustment until all pertinent information regarding the acquisition is obtained and fully evaluated. Based on our preliminary valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008. In 2009 goodwill was reduced by $7 million related to certain purchase accounting adjustments.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Acquisition:

(Dollars in millions)	Preliminary Allocation	Adjustments	Final Allocation

Current assets	$36	$—	$36
Property, plant and equipment	38	1	39
Customer relationships	7	—	7
Non-competition agreement	2	—	2
Goodwill	30	(7)	23

Total acquired assets	$113	$(6)	$107

Current liabilities	42	(8)	34
Other liabilities	12	2	14

Total liabilities assumed	54	(6)	48

Net assets acquired	$59	$—	$59

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Inventory, other non-current assets, long-term debt, and other non-current liabilities outstanding as of the effective date of the acquisition have been allocated based on management’s estimate of fair market value which approximates book value. Customer relationships with estimated useful lives ranging from 10 to 15 years have been valued using an income approach, which utilized a discounted cash flow method. The non-competition agreement with an estimated useful life of six years was valued utilizing a form of the discounted cash flow method to determine the value of lost income. Affinia Hong Kong Limited is reporting its financial results on a one-month reporting lag.

Note 4. Summary of Significant Accounting Policies

Principles of Consolidation

In accordance with ASC Topic 810, “Consolidation,” the consolidated financial statements include the accounts of Affinia and its wholly owned subsidiaries, majority-owned subsidiaries and variable interest entities (“VIE”) for which Affinia (or one of its subsidiaries) is the primary beneficiary. All significant intercompany transactions have been eliminated. Equity investments in which we exercise significant influence but do not control are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee are accounted for under the cost method.

Use of Estimates

The preparation of these consolidated financial statements requires estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Some of the more significant estimates include valuation of deferred tax assets and inventories; workers compensation; sales return, rebate and warranty accruals; restructuring, environmental and product liability accruals; valuation of postemployment and postretirement benefits and allowances for doubtful accounts. Actual results may differ from these estimates and assumptions.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Concentration of Credit Risk

The primary type of financial instruments that potentially subject the Company to concentrations of credit risk are trade accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations of its customers and, when deemed necessary, requires letters of credit, guarantees or collateral. The majority of the Company’s accounts receivable is due from replacement parts wholesalers and retailers serving the aftermarket.

The Company’s net sales to its two largest customers as a percentage of total net sales from continuing operations for the year ended December 31, 2009, were 29%, and 8%; for the year ended December 31, 2008, were 27% and 8%; and for the year ended December 31, 2007, were 29% and 8%. Net sales represent the amounts invoiced to customers after adjustments related to rebates, returns and discounts. The Company provides reserves for rebates, returns and discounts at the time of sale which are subsequently applied to the account of specific customers based upon actual activity including the attainment of targeted volumes. The Company’s two largest customers’ accounts receivable as of December 31, 2009 represented approximately 39% and 12%, and as of December 31, 2008 represented 34% and 4% of the total accounts receivable. The increase in concentration is due to the removal of Commercial Distribution Europe accounts receivables which are classified in current assets of discontinued operations on the December 31, 2009 consolidated balance sheet.

Foreign Currency Translation

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to Other Comprehensive Income.

Included in net income (loss) are the gains and losses arising from foreign currency transactions. The impact on income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest of foreign currency transactions including the results of our foreign currency hedging activities amounted to a loss of $2 million, $10 million and $1 million in 2007, 2008 and 2009, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash relates to deposits requested by banks for notes payables issued to Haimeng’s suppliers in relation to its purchases.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories.

Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Intangibles

We have trade names with indefinite lives and other intangibles with definite lives. In lieu of amortization, we test trade names for impairment on an annual basis as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. Trade names are tested for impairment by comparing the fair value to their carrying values.

Our intangibles with definite lives consist of customer relationships, patents and developed technology. These assets are amortized on a straight-line basis over estimated useful lives ranging from 6 to 20 years. Certain conditions may arise that could result in a change in useful lives or require us to perform a valuation to determine if the definite lived intangibles are impaired.

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs is classified in interest expense in the statement of operations.

Properties and Depreciation

Fixed assets are being depreciated over their estimated remaining lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Major additions and improvements are capitalized and depreciated over their estimated useful lives, and repairs and maintenance are charged to expense in the period incurred. We review long-lived assets for impairment and general accounting principles require recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. If the long-lived asset is not recoverable, we measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Useful lives for buildings and building improvements, machinery and equipment, tooling and office equipment, furniture and fixtures principally range from 20 to 30 years, five to ten years, three to five years and three to ten years, respectively. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded as a gain or loss on disposition.

Revenue Recognition

Sales are recognized when products are shipped or received, depending on the contractual terms, and risk of loss has transferred to the customer. The Company estimates and records provisions for warranty costs, sales returns, rebates and other allowances based on experience and other relevant factors, when sales are recognized. The Company assesses the adequacy of its recorded warranty, sales returns, rebates and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, warranty costs, actual returns, rebates and allowances may differ from estimates. Shipping and handling fees billed to customers are included in sales and the costs of shipping and handling are included in cost of sales. Inter-company sales have been eliminated.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax basis. Deferred income taxes are provided on the

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the combined or consolidated statement of operations.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, “Income Taxes.” The Company adopted the provisions of general accounting principles relating to uncertain tax positions (referred to as FIN 48) on January 1, 2007. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Financial Instruments

The reported fair values of financial instruments, consisting of cash and cash equivalents, trade accounts receivable and long-term debt, are based on a variety of factors. Where available, fair values represent quoted market prices for identical or comparable instruments. Where quoted market prices are not available, fair values are estimated based on assumptions concerning the implied market volatilities, amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit and market risk. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. As of December 31, 2008 and 2009, the book value of some of our financial instruments, consisting of cash and cash equivalents and trade accounts receivable, approximated their fair values. The fair value of long-term debt is disclosed in “Note 9. Debt” and derivative liabilities is disclosed in “Note 23. Derivatives.”

Redeemable Preferred Stock Embedded Derivative

The redeemable preferred stock embedded derivative liability is adjusted each quarter based on changes in the estimated fair value of such conversion option and a corresponding realized gain or loss is recorded as a change in fair value of redeemable preferred stock embedded derivative liability in the Company’s consolidated statements of operations.

Redeemable Preferred Stock Redemption Value

Since the Redeemable Preferred Stock is currently redeemable, the Company recognizes changes in the redemption value immediately as they occur by adjusting the carrying value of the security to equal the redemption value at the end of each reporting period. Changes in the redemption value are charged against retained earnings to the extent available, then are charged to additional paid-in capital thereafter. This method views the end of the reporting period as if it were also the redemption date for the security.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Pension Plans

The Company maintains six defined benefit pension plans associated with its Canadian operations. The annual net periodic pension costs are determined on an actuarial basis.

Advertising Costs

Advertising expenses included in continuing operations were $26, $26 and $25 million for the years 2007, 2008, and 2009, respectively. The advertising expenses included in discontinued operations, were $3, $2 and $1 million for the years 2007, 2008, and 2009, respectively. Advertising costs are recognized as selling expenses at the time advertising is incurred.

Promotional Programs

Cooperative advertising programs conducted with customers that promote the Company’s products are accrued as a rebate based on anticipated total amounts to be rebated to customers over the period of the agreement with the customer. Aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as our company, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products. Changeover costs incurred in connection with obtaining new business are recognized as selling expense in the period in which the changeover from a competitor’s product to the Company’s product occurs.

Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, vehicle liability and the company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Research and Development Costs

Research and development expenses are charged to operations as incurred. The Company incurred $4 million, $3 million and $4 million for the years ended 2007, 2008 and 2009, respectively.

Free-Standing Derivatives

The Company is subject to various financial risks during the normal course of business operations, including but not limited to, adverse changes to interest rates, currency exchange rates, counterparty creditworthiness, and commodity prices. Pursuant to prudent risk management principles, the Company may utilize appropriate financial derivative instruments in order to mitigate the potential impact of these factors. The Company’s policies strictly prohibit the use of derivatives for speculative purposes.

In 2009, the Company’s derivative instrument usage was limited to standard currency forward transactions intended to offset the earnings impact related to the periodic revaluation of specific non-functional currency denominated monetary working capital accounts and intercompany financing arrangements and pay-fixed interest rate swaps intended to manage interest expense variability. The Company does not seek hedge accounting treatment for its currency derivative transactions because the earnings impact from both the underlying exposures and the hedge transactions are recognized in each accounting period. During the portion of the year that interest rate swaps were in effect, the transactions were designated as cash flow hedges for accounting purposes. Hedge effectiveness was measured using the “hypothetical derivative” method. There was no ineffectiveness recognized in earnings related to our interest rate swap transactions during 2009.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

We account for the stock incentive plan employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. The compensation expense for the year was less than $1 million for 2007 and 2008 and slightly above $1 million in 2009.

On July 20, 2005, we adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which we refer to as our stock incentive plan. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of the Company and its affiliates. A maximum of 227,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the stock incentive plan. Refer to “Note 12. Stock Option Plan” for further information on and discussion of our stock incentive plan.

Deferred Compensation Plan

The Company started a deferred compensation plan in 2008 that permits executives to defer receipt of all or a portion of the amounts payable under our non-equity incentive compensation plan. All amounts deferred will be treated solely for purposes of the plan to have been notionally invested in the common stock of the Company. As such, the accounts under the plan will reflect investment gains and losses associated with an investment in the Company’s common stock. The Company matches 25% of the deferral with additional restricted stock units, which are subject to vesting as provided in the plan.

New Accounting Pronouncements

Effective January 1, 2009, we adopted a general accounting principle relating to accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements. Upon adoption, certain prior period amounts have been retrospectively changed to conform to the current period financial statement presentation.

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (“Codification”) as the single source of authoritative nongovernmental generally accepted accounting principles in the United States (“U.S. GAAP”) to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for us and did not have an impact on our financial condition or results of operations, but did result in a revision to our references to generally accepted accounting principles.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-16, an amendment to ASC Topic 860, “Transfers and Servicing,” that requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. The concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. We adopted this guidance in the first quarter of 2010 and it had no impact on our financial condition, results of operations and disclosures.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

In December 2009, the FASB issued ASU 2009-17, an amendment to ASC Topic 810, “Consolidation,” that modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE. The guidance also requires additional disclosures about a company’s involvement in VIEs and any significant changes in risk exposure due to that involvement. The guidance is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. We adopted this guidance in the first quarter of 2010 and it had no impact on our financial condition, results of operations and disclosures.

Note 5. Earnings per Share

Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include Redeemable Preferred Stock, deferred executive compensation common stock match and outstanding stock options.

Redeemable Preferred Stock

On October 31, 2008, Affinia issued 51,475 shares of Redeemable Preferred Stock with an initial issue price of $1,000 per share. Any dividends declared or paid to common stock holders, the Redeemable Preferred Stock holders shall also partake in such dividends as if the Redeemable Preferred Stock had been converted into common stock based on the conversion rate prior to the declared dividend date, as such we will use the two class method that treats the Redeemable Preferred Stock as having rights to earnings that otherwise would have been available to the common stock holders. The conversion price for 2008 and 2009 is $100 dollars that equates to a 10:1 conversion rate. The Redeemable Preferred Stock holders may at any time convert their shares into common stock based on the conversion rate in effect as of such date. Refer to “Note 11. Redeemable Preferred Stock” for further discussion of such instrument.

Deferred Compensation

All amounts deferred under the deferred compensation plan will be treated to have been notionally invested in common stock. The Company matches 25% of the deferral with additional restricted stock units, which are subject to vesting. As such, the Company match of 25% shall be reflected in diluted earnings per share.

Stock Options

The outstanding stock options shall be reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, the exercise of the options shall be assumed at the beginning of the period and common stock shall also be assumed to be issued at that time. The proceeds from the options exercised shall be assumed to be used to purchase common stock at the average market price during the period. The incremental shares shall be included in the denominator of the diluted earnings per share computation. However, options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options. We will not include the exercise of the stock options in our dilutive earnings per share computation due to the market price being below the exercise price in all years presented.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Basic and diluted earnings per share were computed using the following:

	2007	2008	2009
Basic and diluted numerator reconciliation (Dollars in millions):

Net income (loss) from continuing operations	$18	$13	$(7)
Less: redeemable preferred stock dividends and carrying value increase	—	27	8
Less: net income attributable to noncontrolling interest, net of tax	—	—	2

Net income (loss) from continuing operations attributable to the Company	18	(14)	(17)
(Loss) from discontinued operations, net of tax	(17)	(19)	(61)

Net income (loss) attributable to the Company	$1	$(33)	$(78)

Diluted denominator reconciliation (in thousands):

Basic weighted average outstanding shares of common stock	3,559	3,558	3,559
Dilutive Preferred Stock(1)	—	—	—
Dilutive deferred executive compensation common stock match(2)	—	—	—
Dilutive common stock options(3)	—	—	—

Diluted weighted average outstanding shares of common stock	3,559	3,558	3,559

(1)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2008 and 2009. The potential dilutive effects as of the years ended 2008 and 2009 were 515 and 523 thousand shares, respectively.
(2)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2009. The potential dilutive effect as of the year ended 2009 was 1 thousand shares.
(3)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2007, 2008 and 2009. The potential dilutive effects as of the years ended 2007, 2008 and 2009 were 224, 218 and 182 thousand shares, respectively.

Note 6. Inventories, net

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories. Inventories are reduced by an allowance for slow-moving and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. A summary of inventories, net is provided in the table below:

(Dollars in millions)	At December 31, 2008	At December 31, 2009(1)

Raw materials	$115	$103
Work-in-process	42	26
Finished goods	355	301

	$512	$430

(1)	The inventory as of December 31, 2009 excludes $67 million of inventory in our Commercial Distribution Europe segment, which is classified in current assets of discontinued operations.

During 2009, we had a change in estimate that adjusted the carrying amount of finished goods inventory. The change results from new information as defined in ASC Topic 250, “Accounting Changes and Error Corrections,” (originally issued as SFAS No. 154, “Accounting Changes and Error Corrections” a replacement of APB Opinion No. 20 and FASB Statement No. 3). Due to the recent addition of new processes related to certain remanufactured inventory components, we were able to determine the cost of these components. The financial impact of this change in estimate increased inventory and decreased cost of sales by $3 million in 2009.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 7. Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. We have tested goodwill for impairment as of the end of each year, and concluded no impairment existed.

In conjunction with the acquisition of Affinia Hong Kong Limited, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008 and we have decreased goodwill by $7 million in 2009 for purchase accounting adjustments. Refer to “Note 3. Business Combinations.”

The goodwill also relates to the initial acquisition in 2004 and a minor acquisition in the second quarter of 2008. For the 2004 acquisition, in accordance with ASC Topic 805-740 (ASC Topic 805-740, originally issued as SFAS No. 109, “Accounting for Income Taxes”) the tax benefit for the excess of tax-deductible goodwill over the reported amount of goodwill is applied to first reduce the goodwill related to the Acquisition. The tax benefit for the excess of tax deductible goodwill reduced reported goodwill by approximately $9 million and $7 million during 2008 and 2009, respectively. The amount of goodwill remaining at the end of December 31, 2009 relating to the initial 2004 acquisition is $29 million. Once the reported amount of goodwill for the 2004 acquisition is reduced to zero, the remaining tax benefit reduces the basis of intangible assets purchased in the 2004 acquisition. Any remaining tax benefit reduces the income tax provision.

During the second quarter of 2008, we purchased the remaining 40% interest in Wix Helsa Company. The purchase price of $2.5 million exceeded the fair value of the assets and the liabilities acquired by approximately $2 million, which was recorded to goodwill.

The following table summarizes our goodwill activity, which is related to the On and Off-highway segment, during 2008 and 2009):

(Dollars in millions)
Balance at December 31, 2007	$40
Tax benefit reductions	(9)
Adjustment to pre-acquisition tax matters	5
Goodwill related to acquisition of Affinia Hong Kong Limited	30
Acquisition of affiliate	2

Balance at December 31, 2008	$68
Tax benefit reductions	(7)
Affinia Hong Kong Limited acquisition adjustments	(7)

Balance at December 31, 2009	$54

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 8. Other Intangible Assets

As of December 31, 2008 and December 31, 2009, the Company’s other intangible assets consisted of trade names, customer relationships, and developed technology. The Company recorded approximately $8 million, $8 million and $9 million of amortization on customer relationships and developed technology for periods ending December 31, 2007, December 31, 2008 and December 31, 2009, respectively. We anticipate $9 million in amortization in each year for the next five years. Amortization expense is calculated on a straight line basis over 6 to 20 years. We determine on a periodic basis whether the lives and the method for amortization are accurate.

Trade names and other indefinite lived intangibles are tested for impairment annually as of December 31 of each year by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. We determined that there were impairments of other intangible assets of $3 million, $2 million and $4 million in 2007, 2008 and 2009, respectively.

Prior to October of 2007, we used the Raybestos brand name under a licensing agreement. During October 2007, we purchased the Raybestos brand name from Raybestos Products Company. We made a strategic decision near the end of 2007 to utilize the Raybestos name in place of the Spicer, Raymold and, on certain products, the AIMCO brand name. As a result, these indefinite lived trade names were impaired by $3 million in 2007. The impairment was recorded in cost of sales.

Due to the downturn in the credit markets and intensified competition in the United Kingdom and other Western European countries, the Commercial Distribution Europe segment trade name was impaired $2 million in 2008. In 2009, the Commercial Distribution Europe segment was impaired $4 million due to the decrease in carrying value of the intangibles which will not be recoverable through the sales process. The impairments in 2008 and 2009 are recorded in discontinued operations. A rollforward of the other intangibles and trade names for 2008 and 2009 is shown below:

(Dollars in millions)	12/31/2007	Amortization	Impairment	Other	12/31/08	Amortization	Impairment	Other	12/31/09

Trade names	$50	$—	$(2)	$—	$48	$—	$—	$—	$48
Customer relationships	99	(6)	—	7	100	(7)	(3)	—	90
Developed technology/Other	15	(2)	—	2	15	(2)	(1)	(1)	11

Total	$164	$(8)	$(2)	$9	$163	$(9)	$(4)	$(1)	$149

Accumulated amortization for the intangibles was $34 million and $43 million as of the periods ending December 31, 2008 and December 31, 2009, respectively. The weighted average amortization period by class of intangible was the following: 19 years for customer relationships and 12 years for developed technology and other intangibles.

Note 9. Debt

On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the 10.75% Senior Secured Notes due 2016 (the “Secured Notes”), the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. The ABL Revolver and the Secured Notes replaced our revolving credit facility, which would have otherwise matured on November 30, 2010, our former term loan facility, which would have otherwise matured on November 30, 2011, and our accounts receivables facility, which would have otherwise matured on November 30, 2009.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Debt consists of the following:

	At December 31,
(Dollars in millions)	2008	2009
Term loan, due November 2011	$297	$—
9% Senior subordinated notes, due November 2014	300	267
10.75% Senior secured notes, due August 2016	—	222
ABL revolver, due August 2013	—	90
Seller note including interest paid in kind and discount accretion, due November 2019	81	91
Haimeng debt with rates of 1.6% to 5.4%	25	22

	703	692
Less: Current portion	(14)	(12)

	$689	$680

Scheduled maturities of debt for each of the next five years and thereafter are as follows:

(Dollars in millions)
Year	Amount
2010	$12
2011	—
2012	10
2013	90
2014	267
2015 and thereafter	313

Total debt	$692

The fair value of debt is as follows:

Fair Value of Debt at December 31, 2008

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt

Term loan, due November 2011	$297	50%	$149
Senior subordinated notes, due November 2014	300	50%	150
Seller note including interest paid in kind and discount accretion, due November 2019	81	38%	31
Haimeng debt	25	100%	25

Total fair value of debt at December 31, 2008			$355

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Debt at December 31, 2009

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt

Senior secured notes, due August 2016	$222	107.63%	$239
Senior subordinated notes, due November 2014	267	98.75%	264
ABL revolver, due August 2013	90	100%	90
Seller note including interest paid in kind and discount accretion, due November 2019	91	85%	77
Haimeng debt	22	100%	22

Total fair value of debt at December 31, 2009			$692

The carrying value of fixed rate short-term debt approximates fair value because of the short term nature of these instruments, and the carrying value of the Company’s current floating rate debt instruments approximates fair value because of the variable interest rates pertaining to those instruments. The fair value of the long-term debt was estimated based on quoted market prices.

Asset based credit facilities. On August 13, 2009, Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver that includes (i) a revolving credit facility (the “U.S. Facility”) of up to $295 million for borrowings solely to the U.S. domestic borrowers, including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility, and (ii) a revolving credit facility (the “Canadian Facility”) of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower. Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time. The ABL Collateral consists of all accounts receivable, inventory, cash (other than certain cash proceeds of Notes Collateral (as defined in the indenture governing the Secured Notes)) and proceeds of the foregoing and certain assets related thereto, in each case held by Affinia Group Intermediate Holdings Inc. (“Holdings”), Affinia Group Inc. and certain of their subsidiaries. At December 31, 2009, we had $90 million outstanding under the ABL Revolver with interest rates ranging from 5.50% to 6.25%. We had additional $178 million of availability after giving effect to $18 million in outstanding letters of credit and $3 million for borrowing base reserves as of December 31, 2009.

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains affirmative and negative covenants that, among other things, limit or restrict the ability of Holdings and its subsidiaries to create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate; make acquisitions and investments; dispose of or transfer assets; pay dividends or make other payments in respect of the borrowers’ capital stock; amend certain material documents; change the nature of the borrowers’ business; make certain payments of debt; engage in certain transactions with affiliates; change the borrowers’ fiscal periods; and enter into certain restrictive agreements, in each case, subject to certain qualifications and exceptions.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

In addition, if availability under the ABL Revolver is less than the greater of 15% of the total revolving loan commitments and $47.25 million, Holdings will be required to maintain a fixed charge coverage ratio, which is defined in the ABL Revolver, of at least 1.10x measured for the last twelve-month period.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. The LIBOR rate is subject to a floor of 1.50%. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 1.00% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.75% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) shall be increased by 2% per annum.

Senior Notes

Secured Notes. On August 13, 2009, Affinia Group Inc. issued $225 million of Secured Notes as part of the refinancing. The Secured Notes were offered at a price of 98.799% of their face value, resulting in approximately $222 million of net proceeds. The approximately $3 million discount will be amortized based on the effective interest rate method and included in interest expense until the Secured Notes mature. Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Secured Notes, Affinia Group Inc. is permitted to issue more Secured Notes from time to time under the Indenture. The Secured Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Secured Notes, including waivers, amendments, redemptions and offers to purchase. The Secured Notes will mature in 2016 and will accrue interest at rate of 10.75% per annum and will be payable semiannually. The Secured Notes are senior obligations of Affinia Group Inc.

Subordinated Notes. On November 30, 2004, Affinia Group Inc. issued $300 million of Subordinated Notes (the “Subordinated Notes”). Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Subordinated Notes, Affinia Group Inc. is permitted to issue more Subordinated Notes from time to time under the indenture. The Subordinated Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Subordinated Notes, including waivers, amendments, redemptions and offers to purchase. The Subordinated Notes will mature in 2014 and will accrue interest at rate of 9% per annum and will be payable semiannually. The Subordinated Notes are senior obligations of Affinia Group Inc. In June of 2009, Affinia Group Holdings Inc. purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter contributed such notes to Holdings, which contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in the second quarter of 2009. The outstanding balance of the Subordinated Notes for December 31, 2009 was $267 million.

Indenture Provisions. The indentures governing the Secured Notes and the Subordinated Notes limit Affinia Group Inc.’s (and its restricted subsidiaries’) ability to incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock; pay dividends on, make other distributions on, redeem or repurchase our capital stock or make certain other restricted payments; create certain liens or encumbrances;

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

issue capital stock; make certain investments or acquisitions; make capital expenditures; pay dividends, make distributions or make other payments from its subsidiaries; changes their lines of business; enter into certain types of transactions with affiliates; use assets as security in other transactions; sell certain assets or merge with or into other companies and designate subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, Affinia Group Inc. and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the indentures governing the Senior Notes and the Subordinated Notes.

During the year we recorded a write-off of $5 million to interest expense for unamortized deferred financing costs associated with the term loan facility, revolving credit facility and the accounts receivable facility. Additionally, we recorded $22 million in total deferred financing costs related to the new ABL Revolver and the issuance of the Secured Notes. The unamortized deferred financing will be charged to interest expense over the next four years for the ABL Revolver and seven years for the Secured Notes. The following table summarizes the deferred financing activity from December 31, 2007 to December 31, 2009:

(Dollars in millions)
As of December 31, 2007	$15
Amortization	(4)

As of December 31, 2008	11
Amortization	(4)
Write-off of unamortized deferred financing costs	(5)
Deferred financing costs	22

Balance at December 31, 2009	$24

Seller Note. As part of the financing in connection with the Acquisition, the Company issued a subordinated payment in kind note due 2019 with a face amount of $74.5 million (the “Seller Note”) to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance.

The Seller Note will mature on November 30, 2019. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at the option of the Company. On each interest payment date, accrued interest that is then unpaid (interest that is paid in kind) that has not been previously added to the principal amount is added to the principal of the Seller Note. Accordingly, as of December 31, 2008 and 2009 the value of the Seller Note includes interest paid in kind and unamortized discount in the amount of $31 million and $41 million, respectively. The imputed interest rate, for interest paid in kind and unamortized discount, is 12.5% per annum. We may prepay at its option all or part of the Seller Note at specified prepayment prices subject to structural and contractual subordination described below. Upon a change in control, the holder shall have the right to require us to repurchase the Seller Note at specified prepayment prices. Under specified circumstances, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made. Notwithstanding our option to make cash interest payments, our senior credit facilities and the indentures governing the Secured Notes and Subordinated Notes limit Affinia Group Inc.’s and Holdings’ ability to make dividends to us for the purpose of making any payments in respect of, or otherwise servicing, the obligation represented by the Seller Note. Affinia Group Inc. and Holdings, as issuer and guarantor of the Secured Notes and Subordinated Notes, have no obligations with respect to the Seller Note.

Payment under the Seller Note is structurally and contractually subordinated to the prior payment in full of our senior subordinated notes and all of our other senior debt. Any holder may sell or otherwise transfer all or part of the Seller Note (in no less than increments of $10 million of the principal amount) with the prior written consent of the Company which consent shall not be unreasonably withheld if such transfer would not adversely affect us.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 10. Securitization of Accounts Receivable

On November 30, 2004, Affinia Group Inc. established a receivables facility that provided up to $100 million in funding, based on availability of eligible receivables and satisfaction of other customary conditions. Under the receivables facility, receivables are sold by certain subsidiaries of Affinia Group Inc. to a wholly owned bankruptcy-remote finance subsidiary of Affinia Group Inc., which transfers an undivided interest in the purchased receivables to a commercial paper conduit or bank sponsor in exchange for cash.

Affinia Group Inc., as the receivables collection agent, services, administered and collected the receivables under the receivables purchase agreement for which it received a monthly servicing fee at a rate of 1.00% per annum of the average daily outstanding balance of receivables. The fees in respect of the receivables facility included a usage fee paid by the finance subsidiaries that varies based upon Affinia Group Inc.’s leverage ratio as calculated under the senior credit facilities. Funded amounts under the receivables facility bear interest at a rate equal to the conduit’s pooled commercial paper rate plus the usage fee.

At December 31, 2008, the usage fee margin for the receivables facility was 1.75% per annum of the amount funded. In addition, the finance subsidiary was required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio. At December 31, 2008, the unused fee was 0.8% per annum of the unused portion of the receivables facility.

Availability of funding under the receivables facility depended primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, obligor concentrations and average days outstanding and the costs of the facility. As of December 31, 2008, approximately $37 million was available for funding. At December 31, 2008, no interest in the purchased receivables had been transferred under this facility.

On August 13, 2009 we refinanced our accounts receivable facility. The refinancing consisted of a four-year $315 million ABL Revolver and $225 million Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. The ABL Revolver and the Secured Notes replaced our accounts receivables facility, which would have otherwise matured on November 30, 2009.

Note 11. Redeemable Preferred Stock

On October 30, 2008, we authorized 200,000 shares of preferred stock and designated for issuance 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, with a par value of $0.01 per share and an initial issue price of $1,000 per share. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 and no further shares have been issued. A summary of the Company’s Redeemable Preferred Stock holders is as follows:

Number of shares outstanding
Cypress	40,000
OMERS	10,000
Stockwell Fund L.P.	1,100
Other.	375

Total	51,475

The rights of the Redeemable Preferred Stock are as set forth below.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Voting Rights

Each holder of Redeemable Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Redeemable Preferred Stock held by such holder are convertible.

Dividends

The holders of Redeemable Preferred Stock accrue dividends at the prescribed rate of 9.5%. Dividends are cumulative, are payable only in kind in additional shares of Redeemable Preferred Stock and not in cash, accrue on a daily basis, and compound semi-annually. Dividends are accrued whether or not there are profits, surplus or other funds legally available for payment. All dividends shall be fully paid or declared with funds irrevocably set apart for payment before any other dividends may be declared or paid to common stockholders. Holders of the Redeemable Preferred Stock are allowed to participate in the dividends to common stockholders as if the Redeemable Preferred Stock had been converted to common stock at the principal amount as of the dividend declared date.

Liquidation

Upon any liquidation event (specifically, (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, merger, consolidation, recapitalization or reorganization that results in the stockholders of the Company immediately prior to such transaction failing to own at least 50% of the voting securities of the surviving or resulting company or (iii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets) each holder of the Redeemable Preferred Stock is entitled to be paid, before any distribution or payment is made upon any junior securities, an amount in cash equal to the greater of the aggregate preferred value and the amount to which such holder would be entitled to receive if the Redeemable Preferred Stock were converted into common stock. The aggregate preferred value is the sum of all of the issued shares of Redeemable Preferred Stock, plus the number of additional shares of Redeemable Preferred Stock accrued (whether or not paid or issued) multiplied by the issue price, multiplied by 1.5 on or before December 31, 2009 or 2.0 after December 31, 2009.

Conversion Rights

The holders of Redeemable Preferred Stock have the right to convert at a minimum of 1/3 of their Redeemable Preferred Stock plus accrued dividends into shares of common stock at an initial conversion price of $100 that equates to a 10:1 conversion rate at any time until the scheduled redemption date of October 31, 2013. The conversion price is subject to adjustment based upon certain contractually defined events or conditions.

Redemption Rights

The redemption of the Redeemable Preferred Stock is not solely within the control of the Company due to certain provisions that provide for redemption under liquidation events, special repurchase offers or the mere passage of time until the scheduled redemption date. On October 31, 2013, the Company is required to redeem all outstanding Redeemable Preferred Stock at the holder’s option in cash, common stock or a combination of both at the aggregate preferred value. Prior to October 31, 2013, the Company can redeem the Redeemable Preferred Stock held plus accrued dividends at any time at the greater of the aggregate preferred value or the fair market value of the common stock as if they were converted as of the date of such redemption. The early redemption is subject to availability of funds and the terms and conditions of the credit agreement.

The holders of the Redeemable Preferred Stock can convert all or any portion of the Redeemable Preferred Stock at any time based upon the number of shares held and the conversion price on such date. Further, the

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

holders of the Redeemable Preferred Stock control a majority of the votes of the Company’s board of directors. Therefore the Redeemable Preferred Stock is classified outside of permanent equity in the mezzanine section of the balance sheet.

Since the Redeemable Preferred Stock is currently redeemable, the Redeemable Preferred Stock is adjusted to its maximum redemption value as of the balance sheet date. The change in redemption value is treated in the same manner as a preferred dividend and is recorded through additional paid-in capital because the company has a deficit in retained earnings. The following table demonstrates the redemption value requirements of the preferred shares at the issuance date of October 31, 2008, the end of 2008 through 2012, and the ending redemption date of October 31, 2013:

(Dollars in millions)
Year	Amount
October 31, 2008	$77
December 31, 2008	78
December 31, 2009	86
December 31, 2010	126
December 31, 2011	138
December 31, 2012	152
October 31, 2013	$164

On October 31, 2013, the redemption requirement and carrying value of the Redeemable Preferred Stock would be $164 million.

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the right of holders of Redeemable Preferred Stock to receive the fair market value of the common stock issuable upon conversion of the Redeemable Preferred Stock at any time (the “conversion option”). Refer to “Note 23. Derivatives” for further clarification on the calculation of the embedded derivative.

Note 12. Stock Option Plan

On July 20, 2005, we adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which we refer to as our stock incentive plan. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of the Company and its affiliates. A maximum of 227,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations,

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the stock incentive plan.

Administration. The stock incentive plan is administered by the compensation committee of our Board of Directors. The committee has full power and authority to make, and establish the terms and conditions of any award, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate. The committee may correct any defect or supply an omission or reconcile any inconsistency in the plan in the manner and to the extent the committee deems necessary or desirable and any decision of the committee in the interpretation and administration of the plan shall lie within its sole and absolute good faith discretion and shall be final, conclusive and binding on all parties concerned.

Options. The committee determines the option price for each option; however, the stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price (i) in cash or its equivalent, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the committee) with a fair market value equal to the exercise price, (iii) if there is a public market for the shares, subject to rules established by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the Company an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased or (iv) by another method approved by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, multiplied by (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards. The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Transferability. Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. In the event of a change of control (as defined in the stock incentive plan), the committee may provide for (i) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) the acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) the issuance of substitute awards that would substantially preserve the terms of any awards.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Amendment and Termination. Our Board of Directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management Stockholders Agreement. All shares issued under the plan will be subject to a management stockholders agreement or a director stockholders agreement, as applicable.

Restrictive Covenant Agreement. Unless otherwise determined by our Board of Directors, all award recipients will be obligated to sign the standard Confidentiality, Non-Competition and Proprietary Information Agreement which includes restrictive covenants regarding confidentiality, proprietary information and a one year period restricting competition and solicitation of our clients, customers or employees. In the event a participant breaches these restrictive covenants, any exercise of, or payment or delivery pursuant to, an award may be rescinded by the committee in its discretion in which event the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Amendment. On November 14, 2006, the Compensation Committee of the Company revised the vesting terms applicable to options previously awarded by the Committee to its named executive officers, as well as all other employees, under the Plan. One-half of these options vest in equal portions at the end of each year beginning with the year of the grant and ending December 31, 2009 (the “Vesting Period”), 40% are eligible for vesting in equal portions upon the Company’s achievement of certain specified annual EBITDA performance targets over the Vesting Period and 10% are eligible for vesting in equal portions upon the Company’s achievement of certain net working capital performance targets over the Vesting Period. The Committee has not modified the time-vesting options or the working capital performance options. The Committee elected to modify the vesting terms for the EBITDA performance options so that these options were eligible for vesting in equal portions at the end of each of the years 2007, 2008, and 2009. The Committee also modified the performance targets for those years. The fair value of the modified award was slightly higher than the grant date fair value.

Method of Accounting and Our Assumptions

On July 20, 2005, we adopted the stock incentive plan with a maximum of 227,000 shares of common stock subject to awards. As of December 31, 2009 there were 103,917 vested shares and 71,721 unvested shares. Additionally, at year-end 51,362 shares were available for future stock option grants. Each option expires on August 1, 2015. One-half of the options vest based on the performance of the Company and the remaining portion vested at the end of each year ratably over the period from the year of the grant until December 31, 2009. The exercise price is $100 per option.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. Dividend yields were not a factor because there were no cash dividends declared during 2007, 2008 and 2009. Our weighted-average Black-Scholes fair value assumptions include:

	2007	2008	2009
Weighted-average effective term	5.5 years	5.2 years	5.2 years
Weighted-average risk free interest rate	4.39%	4.35%	4.33%
Weighted-average expected volatility	39.6%	40.1%	40.8%
Weighted-average fair value of options (Dollars in Millions)	$6	$7	$7

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the stock option grants is amortized to expense over the vesting period. The Company reduces the overall compensation expense by a turnover rate consistent with historical trends. Stock-based compensation expense, which was recorded in selling, general and administrative expenses, and tax related income tax benefits were less than $1 million for 2007 and 2008 and were $1 million for 2009.

Options
Outstanding at January 1, 2007	149,260
Granted	82,050
Forfeited/expired	(13,800)

Outstanding at December 31, 2007	217,510
Granted	9,500
Forfeited/expired	(45,225)

Outstanding at December 31, 2008	181,785
Granted	1,500
Forfeited/expired	(7,647)

Outstanding at December 31, 2009	175,638

A summary of the status of the Company’s nonvested shares as of December 31, 2009, and changes during the year ended December 31, 2009 is presented below:

Options
Outstanding at December 31, 2008	103,767
Granted	1,500
Vested	(25,898)
Forfeited/expired	(7,648)

Outstanding at December 31, 2009	71,721

Note 13. Pension and Other Postretirement Benefits

The Company provides defined contribution and defined benefit, qualified and nonqualified, pension plans for certain employees.

Under the terms of the defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. Expenses related to these defined contribution plans were $9 million for the year ended December 31, 2007, $8 million for the year ended December 31, 2008 and $1 million for the year ended December 31, 2009.

The Company has Canadian defined benefit pension plans (the assets of which are referred to as the “Fund”). These plans are managed in accordance with applicable legal requirements relating to the investment of registered pension plans. The responsibility for the investment of the Fund lies with the Investment Committee of ITT Industries of Canada Ltd. (the “Committee”). The Committee is composed of representatives of ITT and of the participating companies, which includes our Company. The investments objectives of the plans are to maximize long-term total investment returns while assuming a prudent level of risk deemed appropriate by the Committee. The Fund may not engage in certain investments that are not permitted for a pension plan pursuant to applicable provincial pension benefits legislation and the Income Tax Act of Canada. Additionally, the Fund may not invest more than 10% of the assets in any single public issue of securities except where the security is issued

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

by or guaranteed by the government of Canada or a Canadian province. This investment policy permits plan assets to be invested in a number of diverse investment categories such as demand or term deposits, short term notes, treasury bills, bankers acceptances, commercial paper, investment certificates issued by banks, insurance companies or trust companies, bonds and non-convertible debentures, mortgages and other asset-backed securities, convertible debentures, real estate, preferred and common stocks that are traded publicly, including both Canadian and foreign stocks, resource properties, venture capital, insured contracts, pooled funds, segregated funds, trusts, closed-end investment companies, limited partnerships and other structured vehicles invested directly or indirectly in, or in interests.

The Company adopted a general accounting principle relating to the funded status of our defined benefit postretirement plans and provided the required disclosures as of December 31, 2007. The initial recognition of the funded status of the Company’s defined benefit postretirement plans resulted in a decrease in Shareholder’s Equity of $2 million, which was net of a tax benefit of $1 million, and was recorded as of December 31, 2007.

The following tables provide a reconciliation of the changes in the Company’s defined benefit pension plans’ and other postretirement plans’ benefit obligations and the fair value of assets for the years ended December 31, 2008 and December 31, 2009, as well as the statements of the funded status and schedules of the net amounts recognized in the balance sheet at December 31, 2008 and 2009. The measurement date for the amounts in these tables was December 31 of each year presented:

	Pension Benefits
	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Reconciliation of benefit obligation
Obligation at beginning of period	$35	$18
Service cost	—	—
Interest cost	1	1
Plan amendment	—	—
Actuarial (gain) loss	(1)	1
Benefit payments	(10)	(1)
Settlement	(1)	—
Translation adjustments	(6)	3

Obligation at end of period	$18	$22

Accumulated benefit obligation	$18	$22

	Pension Benefits
	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Reconciliation of fair value of plan assets
Fair value, beginning of period	$32	$13
Actual return on plan assets	(4)	3
Employer contributions	2	3
Benefit payments	(10)	(1)
Settlement	(1)	—
Translation adjustments	(6)	2

Fair value, end of period	$13	$20

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

	Pension Benefits
	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Funded Status	$(5)	$(2)
Unrecognized net actuarial loss	6	4

Accrued benefit cost	$1	$2

The weighted average asset allocations of the pension plans at December 31, 2008 and December 31, 2009 were as follows:

	December 31, 2008	December 31, 2009
Asset Category
Equity securities	58%	61%
Controlled-risk debt securities	41%	38%
Cash and short-term obligations	1%	1%

Total	100%	100%

The target asset allocations of the pension plans for equity securities, controlled-risk debt securities, absolute return strategies investments and cash and other assets at December 31, 2008 and December 31, 2009 were 70%, 30%, 0% and 0%.

The following table presents the funded status of the Company’s pension plans and the amounts recognized in the balance sheet as of December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
(Dollars in millions)
Accumulated benefit obligation at beginning of period	$35	$18
Projected benefit obligation	18	22
Fair value of assets	13	20

Accrued cost	$(5)	$(2)

Amounts recognized in balance sheet:
Accrued benefit liability	$(5)	$(2)
Intangible asset	—	—
Accumulated other comprehensive income	6	4

Net amount recognized	$1	$2

The Company’s projected benefit payments by the pension plans subsequent to December 31, 2009 are expected to be $1 million in 2010, $18 million in 2011 and less than $1 million for each of the next eight years.

Projected contributions to be made to the Company’s defined benefit pension plans are expected to be in aggregate $3 million over the next ten years.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Components of net periodic benefit costs for the Company’s defined benefit plans for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 are as follows:

	Pension Benefits
	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Service cost	$—	$—	$—
Interest cost	2	1	1
Expected return on plan assets	(2)	(1)	(1)
Amortization of transition obligation	—	—	—
Amortization of prior service cost	1	—	—
Recognized net actuarial loss	—	2	2

Net periodic benefit cost	$1	$2	$2

	December 31, 2007	December 31, 2008	December 31, 2009
Discount rate	5.0%	5.3%	5.1%
Expected return on plan assets	5.7%	6.1%	6.1%

The discount rate and expected return on plan assets for the Company’s plans presented in the tables above are used to determine pension expense for the succeeding year.

Fair Value Measurements. The following table presents our plan assets using the fair value hierarchy as of December 31, 2009. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
(Dollars in millions)
Cash and cash equivalents

Cash and cash equivalents	$—	$—	$—	$—
Equity securities:
Canadian equitities	8	1	—	9
Other equitities	2	2	—	4
Fixed income securities
Canadian Government Securities	—	1	—	1
Corporate bonds	—	6	—	6

Total plan assets	$10	$10	$—	$20

Note 14. Income Tax

In the fourth quarter of 2009, the Company committed to a plan to sell the Commercial Distribution Europe segment. In accordance with ASC Topic 360, the Commercial Distribution Europe segment qualified as a discontinued operation. The following tables related to our consolidated statements of operations have been adjusted for all periods to reflect continuing operations. Refer to “Note 2. Discontinued Operation” for further information.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The components of the income tax provision (benefit) are as follows:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Current:
U.S. federal	$—	$—	$—
U.S. state and local	—	—	1
Non-U.S.	10	25	22

Total current	10	25	23
Deferred:
U.S. federal & state	(9)	(7)	(4)
Non-U.S.	3	(4)	—

Total deferred	(6)	(11)	(4)

Income tax provision	$4	$14	$19

The income tax provision was calculated based upon the following components of earnings (loss) before income taxes, equity in income and noncontrolling interest:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
United States	$(20)	$(45)	$(73)
Non-U.S.	41	72	84

Earnings (loss) before income taxes	$21	$27	$11

Deferred tax assets (liabilities) consisted of the following:

(Dollars in millions)	At December 31, 2008	At December 31, 2009
Deferred tax assets:
Net operating loss carryforwards	$105	$109
Inventory reserves	12	16
Expense accruals	24	34
Other	13	18

Subtotal	154	177
Valuation allowance	(36)	(24)

Deferred tax assets	118	153
Deferred tax liabilities:
Depreciation and amortization	17	22
Foreign earnings	4	1
Interest accrual	8	7

Deferred tax liabilities	29	30

Net deferred tax assets	$89	$123

Balance Sheet Presentation:
Current deferred taxes	$41	$50
Deferred income taxes	67	79
Other accrued expenses	(3)	—
Deferred employee benefits and other noncurrent liabilities	(16)	(6)

Net deferred tax assets	$89	$123

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Valuation allowances are provided for deferred tax assets whenever the realization of the assets is not deemed to meet a more likely than not standard. Accordingly, valuation allowances have been provided for net operating losses in certain non-U.S. countries and U.S. states. To reflect judgments in applying this standard, the Company decreased the valuation allowance against deferred tax assets by $12 million in 2009. The valuation allowance decreased by $17 million due to discontinued operations and by $5 million for other foreign operations. It increased by $7 million due to U.S. state valuation allowances and a valuation allowance against a basis difference of $3 million that we do not expect to realize. U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $92 million at December 31, 2009. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable.

The effective income tax rate differs from the U.S. federal income tax rate for the following reasons:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
U.S. federal income tax rate	35.0%	35.0%	35.0%
Increases (reductions) resulting from:
State and local income taxes, net of federal income tax benefit	2.6	-1.0	1.9
Valuation allowance	2.6		62.4
Non-U.S. income	-10.9	-8.4	-94.6
U.S. permanent differences*	-12.6	13.8	40.0
Change in fair value of redeemable preferred stock embedded derivative liability		-4.0	74.6
Unremitted earnings	0.5	11.0	23.4
Miscellaneous items	1.9	5.8	18.5

Effective income tax rate	19.1%	52.2%	161.2%

*	The U.S. permanent differences affecting the tax rate are a result of restructuring activities and nondeductible expenses.

At the end of 2009, federal domestic net operating loss carryforwards were $268 million. Of these, $12 million expire in 2024, $19 million expire in 2025, $42 million expire in 2026, $42 million expire in 2027, $84 million expire in 2028 and $69 million expire in 2029. At the end of 2009, state domestic net operating loss carryforwards were estimated to be $161 million, the majority of which expire between 2025 and 2029. At the end of 2009, foreign net operating loss carryforwards were $22 million and expire as follows: $0.6 million in 2010, $1.6 million in 2011, $1.7 million in 2012, $7.3 million in 2013, $3.0 million in 2014, $0.8 million in 2015, $2.4 million in 2016, $0.5 million in 2017, $0.3 million in 2018, $2.9 million in 2019, and $0.9 million in 2026. Realization of the tax benefits associated with loss carryforwards is dependent on generating sufficient taxable income prior to their expiration.

The Company adopted the provisions of general accounting principles relating to uncertain tax positions (referred to as FIN 48) on January 1, 2007. This accounting principle clarified the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with ASC Topic 740 and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on an income tax return

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, this accounting principle provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The total amount of unrecognized tax benefits as of the date of adoption was $3 million. The Company recognized a $2 million increase in the liability for unrecognized tax benefits, a $1 million reduction to retained earnings and a $1 million increase to goodwill.

The following table summarizes the activity related to our unrecognized tax benefits:

(Dollars in millions)
Balance at January 1, 2007	$3
Increases to tax positions	—
Decreases to tax positions in prior periods	(1)

Balance at January 1, 2008	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at January 1, 2009	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at December 31, 2009	$2

Included in the balance of unrecognized tax benefits at December 31, 2009, are $2 million of tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties as part of the income tax provision. As of December 31, 2009 the Company’s accrual for interest and penalties is less than $1 million.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. For jurisdictions in which the Company transacts significant business, tax years ending December 31, 2004 and later remain subject to examination by tax authorities. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Note 15. Property, Plant and Equipment

The following table breaks out the property, plant and equipment in further detail:

	December 31,
(Dollars in millions)	2008	2009
Property, plant and equipment
Land and improvements to land	$22	$25
Buildings and building fixtures	117	80
Machinery and equipment	150	179
Software	25	26
Other	1	1
Construction in progress	11	12

	326	323
Less: Accumulated depreciation	(118)	(124)

	$208	$199

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The property, plant and equipment as of December 31, 2009 excludes our Commercial Distribution Europe segment property, plant and equipment, of $18 million, which was impaired. Depreciation is recognized on a straight-line basis over an asset’s estimated useful life. The depreciation expense from continuing operations was $22 million, $25 million and $27 million for 2007, 2008 and 2009, respectively.

Note 16. Other Accrued Expenses

The following table breaks out the other accrued expenses in further detail:

	December 31,
(Dollars in millions)	2008	2009

Other accrued expenses
Return reserve	$18	$17
Accrued promotions and defective product	15	10
Core deposit liability	9	9
Taxes other than income taxes	31	41
Tax deposit payable	5	14
Interest payable	6	12
Accrued restructuring	11	7
Accrued workers compensation	7	6
Accrued freight	4	4
Other	42	34

	$148	$154

The other accrued expenses primarily consist of accrued utilities, accrued professional fees and other miscellaneous accruals.

A reconciliation of the changes in our return reserves is as follows beginning with January 1, 2007:

	December 31,
(Dollars in millions)	2007	2008	2009

Beginning balance January 1	$18	$20	$18
Amounts charged to revenue	57	58	56
Returns processed	(55)	(60)	(57)

Ending balance December 31	$20	$18	$17

Note 17. Commitments and Contingencies

At December 31, 2009, the Company had purchase commitments for property, plant and equipment of approximately $2 million.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company had a logistics service agreement and future minimum rental commitments under non-cancelable operating leases of $168 million at December 31, 2009, with future rental payments of:

(Dollars in millions)	Logistics Agreement	Operating Leases	Total*

2010	$10	$17	$27
2011	10	16	26
2012	10	15	25
2013	10	13	23
2014	10	11	21
Thereafter	23	23	46

Total	$73	$95	$168

*	The logistics service agreement of $73 million and the future minimum rental commitments of $27 million relate to Commercial Distribution Europe segment, which was sold on February 2, 2010.

The leases do not contain restrictions on future borrowings. There are no significant lease escalation clauses or purchase options. Rent expense from continuing operations was $18 million in 2007, $20 million in 2008, and $19 million in 2009. The logistics service agreement expense related to the Commercial Distribution Europe segment was $11 million, $10 million, and $10 million in 2007, 2008 and 2009, respectively.

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition, results of operations or liquidity.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc and Wix Filtration Corp LLC (“Wix”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix, along with other named defendants, have filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009, but are currently the focus of motions to reconsider. Initial discovery has begun in the case. Significantly, the U.S. Department of Justice has recently closed its investigation into this matter. The Company believes that Wix did not have significant sales in this particular market at the relevant time periods so we currently expect any potential exposure to be immaterial.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), has served us and certain of our subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers. Pursuant to certain court orders, Delphi filed its complaint under seal in October 2007, shortly before the expiration of the statute of limitations, and did not unseal the complaint and commence the service process until March 2010. We have filed a motion to dismiss based on due process and other defenses connected to the unusual procedure Delphi used to conceal and delay the lawsuit.

The Company has various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue the lower end of the range. The Company has $1 million accrued as of December 31, 2008 and December 31, 2009, respectively. There are no other recoveries expected from third parties.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

During the first quarter of 2007 we signed a letter of credit in connection with a real estate lease. ASC 460, requires that this letter of credit be accounted for as a guarantee. The fair value of this guarantee as of December 31, 2009 was $1 million and is included in other noncurrent liabilities and other long-term assets.

Note 18. Restructuring of Operations

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to as the acquisition restructuring and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the comprehensive restructuring. We have completed the acquisition restructuring and we are continuing the comprehensive restructuring.

Comprehensive Restructuring

The comprehensive restructuring was announced in December 2005 and should be completed by the end of 2010. We have closed many plants over the last few years and we have two more plants that have been announced for closure that are still in the process of being closed (Milton, Ontario and Litchfield, Illinois). Once the two plants close in 2010 we will have completed the comprehensive restructuring.

In connection with the comprehensive restructuring, we recorded $154 million in restructuring costs to date. The restructuring costs are disclosed by year in the chart below and were recorded in selling, general and administrative expense, cost of sales and as part of discontinued operations.

(Dollars in millions)	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total

2005	$—	$2	$21	$23
2006	1	38	1	40
2007	12	23	3	38
2008	12	27	1	40
2009*	2	10	1	13

Total	$27	$100	$27	$154

*	The total restructuring costs for 2009 were $14 million. The comprehensive restructuring accounted for $13 million and $1 million which was for the Mississauga restructuring plan.

The Company also continues to expect that the major components of such costs will be employee severance costs, asset impairment charges, and other costs (i.e., moving costs, environmental remediation, site clearance and repair costs) each of which should represent approximately 45%, 19% and 36% respectively, of the total cost of the restructuring.

We forecast that the comprehensive restructuring will result in approximately $163 million in restructuring costs, which exceeds preliminary expectations of $152 million. We anticipate that we will incur approximately $9 million more in restructuring costs during 2010 completing the closure of the previously announced facilities. With the completion of the comprehensive restructuring we have accomplished a major transformation. We anticipate from time to time further refinements through continued restructuring.

Other Restructuring

At the end of 2009 we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations were closed by the end of the first quarter of 2010. The Mississauga distribution facilities will be replaced by our other distribution facilities and as a result will not result in a discontinued operation. The

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

closure of this operation is part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. The closure is expected to result in the Company incurring pre-tax charges of approximately $5 million. The charges are comprised of employee severance costs of $1 million, lease termination costs of $2 million and other trailing liabilities of $2 million. We incurred approximately $1 million in severance costs in the fourth quarter of 2009 related to the closure of this facility.

The restructuring charges for the comprehensive restructuring and further restructuring consist of employee termination costs, other exit costs and impairment costs. Severance costs are being accounted for in accordance with ASC Topic 420, “Exit of Disposal Cost Obligations” and ASC Topic 712, “Compensation—Nonretirement Postemployment Benefits.”

The following summarizes the restructuring charges and activity for all the Company’s restructuring programs:

Accrued Restructuring

(Dollars in millions)	Comprehensive	Other	Total

Balance at December 31, 2007	$10	—	$10
Charges to expense:
Employee termination benefits	29	—	29
Asset write-offs expense	2	—	2
Other expenses	9	—	9

Total restructuring expenses	40	—	40
Cash payments and asset write-offs:
Cash payments	(29)	—	(29)
Asset retirements and other	(10)	—	(10)

Balance at December 31, 2008	$11	—	$11
Charges to expense:
Employee termination benefits	4	1	5
Asset write-offs expense	1	—	1
Other expenses	8	—	8

Total restructuring expenses	13	1	14
Cash payments and asset write-offs:
Cash payments	(15)	—	(15)
Asset retirements and other	(3)	—	(3)

Balance at December 31, 2009	$6	1	$7

At December 31, 2009, $7 million of restructuring charges remained in accrued liabilities, relating to wage and healthcare continuation for severed employees and other termination costs. These remaining benefits are expected to be paid during 2010. The following table shows the restructuring expenses by segment:

(Dollars in millions)	2007	2008	2009

On and Off-highway segment	$26	$19	$8
Brake South America segment	—	7	1
Corporate, eliminations and other	—	2	3

	$26	$28	$12
Commercial Distribution Europe segment	12	12	2

Total	$38	$40	$14

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 19. Related Party Transactions

Mr. John M. Riess, an Affinia Group Inc. Board member, is the parent of an executive, Michael Riess, who is currently employed with Genuine Parts Company (NAPA) and was previously employed with General Parts Inc (CARQUEST) in 2007. NAPA and CARQUEST are the Company’s two largest customers as a percentage of total net sales from continuing operations and accounted for 29% and 8%, 27% and 8% and 29% and 8% of total net sales for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company is controlled by affiliates of Cypress. Cypress charged Affinia Group Inc. $3 million in the third quarter of 2009, which consisted of a management fee for services related to the refinancing and other advisory services. This amount was included in selling, general, and administrative expenses.

Note 20. Segment Information

The products, customer base, distribution channel, manufacturing process, procurement are similar throughout all of the Company’s operations. However, due to different economic characteristics in the Company’s operations and in conformity with ASC Topic 280, “Segment Reporting,” the Company was previously presented as three separate reporting segments: (1) the On and Off-highway segment, which is composed of Filtration, Brake North America and Asia, Chassis and Commercial Distribution South America, (2) Brake South America segment and (3) Commercial Distribution Europe segment. All three segments are in the On and Off-highway industry but for segment reporting purposes we refer to the first segment as the On and Off-highway segment. Because of the sale of our Commercial Distribution Europe segment, the Commercial Distribution Europe segment was classified as discontinued operations and, as such is not presented in the net sales and operating profit segment tables below. See “Note 2. Discontinued Operations.” Segment net sales, operating profit, total assets, depreciation and capital expenditures were as follows:

(Dollars in millions)	Net Sales			Operating Profit
	2007	2008	2009	2007	2008	2009

On and Off-highway segment	$1,853	$1,908	$1,792	$109	$141	$153
Brake South America segment	30	26	22	(6)	(11)	(3)
Corporate, eliminations and other	(26)	(19)	(17)	(19)	(37)	(49)

	$1,857	$1,915	$1,797	$84	$93	$101

(Dollars in millions)	Total Assets
	2008	2009

On and Off-highway segment	$1,327	$1,318
Brake South America segment	6	8
Corporate, eliminations and other	82	124
Assets of discontinued operations	120	55

	$1,535	$1,505

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)	Depreciation and Amortization			Capital Expenditures
	2007	2008	2009	2007	2008	2009

On and Off-highway segment	$18	$22	$24	$24	$20	$27
Brake South America segment	1	1	1	1	1	1
Corporate, eliminations and other	11	11	11	3	2	—

Total from continuing operations	30	34	36	28	23	28
Discontinued operations	3	2	2	2	2	3

	$33	$36	$38	$30	$25	$31

Net sales by geographic region were as follows:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

Canada	$189	$143	$145
Brazil	289	356	321
Other Countries	233	276	257
Total Other Countries	711	775	723
United States	1,146	1,140	1,074

	$1,857	$1,915	$1,797

Long-lived assets by geographic region were as follows:

(Dollars in millions)	December 31, 2008	December 31, 2009

Canada	$14	$11
China	78	71
Brazil	6	10
Other Countries	19	51

Total other countries	117	143
United States	333	283

	$450	$426

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets are comprised of property, plant and equipment, goodwill, other intangible assets and deferred financing costs.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

We offer primarily three types of products: brake products, which include brake drums, rotors, pads and shoes and hydraulic brake system components; filtration products, which include oil, fuel, air and other filters; and chassis products, which include steering, suspension and driveline components. Additionally, we have Commercial Distribution South America products, which offer brake, chassis, filtration and other products. The Company’s sales by group of similar products are as follows:

(Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009

Brake products	$704	$684	$615
Filtration products	728	727	713
Chassis products	150	155	153
Commercial Distribution South America products	301	368	333
Corporate, eliminations and other	(26)	(19)	(17)

	$1,857	$1,915	$1,797

Note 21. Asset Retirement Obligations

We account for the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived assets. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense, which is included in depreciation and amortization expense in the consolidated statements of operations. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost and ARO. The ARO recorded at December 31, 2008 and December 31, 2009 was $2 million.

Note 22. Other Acquisitions and Disposals of Businesses

In addition to the disposals and acquisition described in Notes 2 and 3 we completed the purchase of the remaining 40% interest in Wix Helsa Company in April 2008. The purchase price of $2.5 million exceeded the fair value of the assets and the liabilities by approximately $2 million, which was recorded to goodwill.

In April 2008, we completed the sale of our Quinton Hazell Belgium business to Kuhne Automotive B.V (“Kuhne”) for total consideration of $3 million. The sale covered substantially all of the Quinton Hazell Belgium business. The sale included $4 million in assets and less than $1 million in liabilities. This transaction resulted in a loss of $1 million and was included in discontinued operations. Through the date of sale, Quinton Hazell Belgium is included in the Commercial Distribution Europe segment.

Included within the investing cash flows on our cash flow statement is $3 million from the above described sale of our Belgian operations and $3 million for the collection on a note relating to the March 31, 2005 sale of our former subsidiary Beck Arnley. During the second quarter of 2008, Uni-Select Inc. purchased Beck Arnley. As part of that purchase, the full outstanding amount of the note was paid to Affinia.

Note 23. Derivatives

The Company’s financial derivative assets and liabilities consist of standard currency forward contracts, interest rate swaps and a redeemable preferred stock embedded derivative liability. The fair value framework

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

All derivative instruments are recognized on our balance sheet at fair value. The fair value measurements of our currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. Based upon the Company’s periodic assessment of the creditworthiness of its derivative transactions counterparties, our derivative instruments’ fair value measurements are not adjusted for incremental counterparty credit risk. The fair value measurements of the redeemable preferred stock embedded derivative are based upon Level 3 unobservable inputs consisting of inputs reflecting management’s own assumptions about the inputs used in pricing the liability.

Currency Rate Derivatives

Our currency derivative contracts are valued using then-current spot and forward market data as provided by external financial institutions. We enter into short-term hedging transactions with banking institutions of only the highest tiered credit ratings and thus the counterparty credit risk associated with these contracts is not considered significant.

Our currency derivatives are undesignated hedges of specific monetary asset balances subject to currency revaluation. Changes in the fair value of these hedging transactions are recognized in income each accounting period. At December 31, 2009, the aggregate notional amount of our currency derivatives was $133 million having a fair market value of both assets and liabilities of less than $1 million.

The Company’s outstanding currency forward contracts are recorded in the Consolidated Balance Sheets as “Other current assets” or “Other accrued expenses”, accordingly. Currency derivative gains and losses are recognized in “Other income, net” in the Consolidated Statements of Operations in the reporting period of occurrence. The Company has not recorded currency derivative gains (losses) to other comprehensive income (loss) nor has it reclassified prior period currency derivative results from other comprehensive income to earning during the last twelve months. The Company does not anticipate that it will record any currency derivative gains or losses to other comprehensive income (loss) or that it will reclassify prior period currency derivative results from other comprehensive income (loss) to earnings in the next twelve months.

The notional amount and fair value of our outstanding currency forward contracts were as follows:

(Dollars in millions)	Notional Amount	Asset Derivative	Liability Derivative

As of December 31, 2009	$133	$—	$—
As of December 31, 2008	$146	$3	$2

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Interest Rate Derivatives

On August 17, 2009, the Company terminated its interest rate swap transactions that had formerly been designated as cash flow hedges of a portion of the future interest payments associated with our floating rate debt obligations. The changes in the fair value of these hedging transactions were deferred to other comprehensive income (loss) based upon the determined effectiveness of the hedging transactions. Amounts were reclassified from other comprehensive income as the underlying hedged items were realized or the hedge was determined to be ineffective. There was no hedge ineffectiveness recorded to earnings related to the interest rate hedge transactions during 2009. In accordance with hedge accounting requirements set forth in ASC Topic 815, “Derivatives and Hedging,” (ASC Topic 815, originally issued as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”), the Company recognized a $4 million loss upon settlement of these transactions that had been previously deferred in other comprehensive income (loss). As of December 31, 2009, the Company had no outstanding interest rate derivative balances nor were there any gains (losses) deferred in other comprehensive income associated with terminated interest rate derivative transactions.

The notional amount and fair value of interest rate swaps outstanding are as follows:

(Dollars in millions)	Notional Amount	Fair Value

As of December 31, 2009	$—	$—
As of December 31, 2008	$150	$7 Liability

Redeemable Preferred Stock Embedded Derivative

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the conversion option. The embedded derivative liability is adjusted to reflect fair value at each period end with changes in fair value recorded in the change in fair value of redeemable preferred stock embedded derivative liability financial statement line item of the Company’s consolidated statements of operations.

The Company uses a binomial option pricing model to estimate the fair value of the conversion option embedded in the Redeemable Preferred Stock. The binomial model utilizes a “decision tree” whereby future movement in the company’s common stock price is estimated based on the volatility factor. The binomial options pricing model requires the development and use of assumptions. These assumptions include the expected volatility of the value of the Company’s equity, the expected conversion date, an appropriate risk-free interest rate, and the estimated fair value of the Company’s equity. We primarily determine the fair value of our Company’s equity by observable valuation multiples for comparable companies (“Market Approach”) and discounted cash flow model (“DCF model”). The Market Approach is a valuation technique whereby the value is calculated based on the prices of actual transactions for similar companies. These observations make it possible

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

to determine the value of our shares since we have no active market. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes.

The expected volatility of the Company’s equity is estimated based on the volatility of the value of the equity of publicly traded companies in a similar industry as the Company. The expected term of the conversion option is based on the period remaining until the contractually stipulated redemption date of October 31, 2013. The risk-free interest rate is based on the yield on U.S. Treasury zero coupon yield curve with a remaining term equal to the expected term of the conversion option.

The significant assumptions utilized in the Company’s valuation of the embedded derivative at issuance and at December 31, 2008 and 2009 were the following:

	10/31/2008	12/31/2008	12/31/2009
Term	5.0	4.8	3.8
Volatility factor	125%	125%	70%
Risk-free rate	2.9%	1.5%	2.1%
Risk-bond rate	30.0%	30.0%	12.5%

The fair values of the redeemable preferred stock embedded derivative are as follows:

(Dollars in millions)	Fair Value

As of December 31, 2009	$37
As of December 31, 2008	$12

The fair value increased by $25 million in 2009 due primarily to more than a doubling in estimated value of common and preferred shares driven mainly by market conditions. The following is a reconciliation of the beginning and ending balances for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and 2008.

(Dollars in millions)	Redeemable Preferred Stock Embedded Derivative Liability

Beginning balance—January 1, 2008	$—
Issuance	15
Change in fair value of redeemable preferred stock embedded derivative liability	(3)

Ending balance—December 31, 2008	12
Issuance	1
Change in fair value of redeemable preferred stock embedded derivative liability	24

Ending balance—December 31, 2009	$37

Note 24. Settlement

On December 5, 2007, the United States Bankruptcy Court for the Southern District of New York (the “Court”) entered an order approving a settlement agreement dated as of November 20, 2007 (the “Settlement Agreement”) between Dana and the Company. On March 3, 2006, Dana as well as forty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Court. The Settlement Agreement resolved certain of the parties’ disputes relating to the Acquisition pursuant to the Purchase Agreement.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Pursuant to the Settlement Agreement the Company remitted to Dana approximately $31 million Canadian Dollars that the Company received from the Canada Revenue Agency as tax refunds. The payment resulted in a reduction to our accrued liability account.

Also as part of the settlement agreement Affinia received a general unsecured nonpriority claim against Dana in the amount of $21.7 million in connection with Dana’s proposed rejection of the Purchase Agreement. We sold our general non-recourse unsecured claim for $15.4 million on December 17, 2007. The termination of the Purchase Agreement as provided in the Settlement Agreement resulted in Affinia no longer being indemnified by Dana against certain product liability claims, environmental claims or litigation matters (other than tax-related litigation). The loss of the indemnity protection resulted in the Company accruing $0.9 million in connection with certain South American litigation and a Canadian environmental matter. We recorded the remaining consideration of $14.5 million as a reduction to operating expenses as disclosed on the consolidated statements of operations.

Note 25. Adoption of Noncontrolling Interest

Effective January 1, 2009, the Company adopted a general accounting principle relating to the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements. Upon adoption, certain prior period amounts have been retrospectively changed to conform. Given the insignificance of the operating results of the noncontrolling interest, there is no change to the consolidated statement of operations and the consolidated statements of cash flows as previously reported for the years ended December 31, 2007, and 2008. The minority interest (now called noncontrolling interest) was reclassified to the equity section of the balance sheet.

Note 26. Subsequent Event

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations are expected to close by the end of the second quarter of 2010. These actions are expected to result in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million will be future cash expenditures. The charges are comprised of employee severance costs of $3 million, asset impairments of $3 million, and other trailing liabilities of $1 million. The Company will recognize the severance costs in the second quarter of 2010 with substantially all the remaining costs recognized during 2010. The Company evaluated subsequent events through June 24, 2010, the date the Consolidated Financial Statements were issued.

Affinia Group Holdings Inc.

Unaudited Condensed Consolidated Statements of Operations

(Dollars in millions, except per share data)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net sales	$480	$519	$1,342	$1,490
Cost of sales	(380)	(410)	(1,075)	(1,182)

Gross profit	100	109	267	308
Selling, general and administrative expenses	(76)	(74)	(196)	(220)

Operating profit	24	35	71	88
Gain on extinguishment of debt	—	—	8	—
Change in fair value of redeemable preferred stock embedded derivative liability	(5)	(13)	(24)	(17)
Other income (loss), net	1	(1)	3	2
Interest expense	(27)	(19)	(60)	(57)

Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	(7)	2	(2)	16
Income tax benefit (provision)	1	(4)	(7)	(10)
Equity in income, net of tax	—	1	—	1

Net income (loss) from continuing operations	(6)	(1)	(9)	7
Income (loss) from discontinued operations, net of tax	(2)	—	(5)	1

Net income (loss)	(8)	(1)	(14)	8
Less: net income attributable to noncontrolling interest, net of tax	—	2	1	3

Net income (loss) attributable to the Company	$(8)	$(3)	$(15)	$5

Basic earnings per share attributable to common shareholders:
Basic net (loss) from continuing operations	$(1.94)	$(1.38)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	(0.60)	0.02	(1.38)	0.32

Net (loss) attributable to the Company	$(2.54)	$(1.36)	$(5.11)	$(7.63)

Diluted earnings per share attributable to common shareholders:
Diluted net (loss) from continuing operations	$(1.94)	$(1.38)	$(3.73)	$(7.95)
Income (loss) from discontinued operations, net of tax	(0.60)	0.02	(1.38)	0.32

Net (loss) attributable to the Company	$(2.54)	$(1.36)	$(5.11)	$(7.63)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Affinia Group Holdings Inc.

Unaudited Condensed Consolidated Balance Sheets

(Dollars in millions)	December 31, 2009	September 30, 2010
Assets
Current assets:
Cash and cash equivalents	$66	$74
Restricted cash	9	13
Trade accounts receivable, less allowances of $3 million for 2009 and $2 million for 2010	293	331
Inventories, net	430	479
Current deferred taxes	50	51
Prepaid taxes	50	55
Other current assets	20	30
Current assets of discontinued operations	55	—

Total current assets	973	1,033
Property, plant, and equipment, net	199	207
Goodwill	54	49
Other intangible assets, net	149	145
Deferred financing costs	24	20
Deferred income taxes	79	87
Investments and other assets	27	31

Total assets	$1,505	$1,572

Liabilities, mezzanine and shareholders’ equity
Current liabilities:
Accounts payable	$201	$256
Notes payable	12	23
Other accrued expenses	154	161
Accrued payroll and employee benefits	27	40
Current liabilities of discontinued operations	43	—

Total current liabilities	437	480
Long-term debt	680	680
Redeemable preferred stock embedded derivative liability	37	55
Deferred employee benefits and other noncurrent liabilities	27	27

Total liabilities	1,181	1,242

Contingencies and commitments

Mezzanine equity:
Redeemable preferred stock, $.01 par value; 150,000 class A shares authorized; 57,376 and 61,477 shares outstanding at December 31, 2009 and September 30, 2010, respectively	86	123

Shareholders’ equity:
Common stock, $.01 par value; 4,800,000 shares authorized; 3,563,022 and 3,574,437 outstanding at December 31, 2009 and September 30, 2010, respectively	—	—
Additional paid-in capital	308	272
Accumulated deficit	(124)	(119)
Accumulated other comprehensive income	38	35

Total shareholder’s equity of the Company	222	188
Noncontrolling interest in consolidated subsidiaries	16	19

Total shareholders’ equity	238	207

Total liabilities, mezzanine equity and shareholders’ equity	$1,505	$1,572

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Affinia Group Holdings Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in millions)	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Operating activities
Net income (loss)	$(14)	$8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	28	28
Stock-based compensation	1	1
Change in fair value of redeemable preferred stock embedded derivative liability	24	17
Provision for deferred income taxes	(5)	(7)
Gain on extinguishment of debt	(8)	—
Write-off of unamortized deferred financing costs	5	—
Interest paid in kind, including discount accretion, on seller note	8	8
Change in trade accounts receivable	(49)	(40)
Change in inventories	39	(48)
Change in other current operating assets	(20)	(14)
Change in other current operating liabilities	(26)	73
Change in other	28	6

Net cash provided by operating activities	11	32

Investing activities
Proceeds from the sale of affiliates	—	11
Change in restricted cash	(11)	(4)
Additions to property, plant and equipment	(22)	(32)
Other investing activities	—	(1)

Net cash (used in) investing activities	(33)	(26)

Financing activities
Net increase in other short-term debt	11	9
Proceeds from Secured Notes	222	—
Repayment of senior term loan facility	(287)	—
Net proceeds from ABL Revolver	120	(10)
Proceeds from other debt	—	3
Purchase of senior subordinated notes	(25)	—
Payment of long-term debt	(10)	—
Payment of deferred financing costs	(22)	—

Net cash provided by financing activities	9	2
Effect of exchange rates on cash	4	—
Increase (decrease) in cash and cash equivalents	(9)	8
Cash and cash equivalents at beginning of the period	78	66

Cash and cash equivalents at end of the period	$69	$74

Supplemental cash flows information
Cash paid during the period for:
Interest	$39	$45
Income taxes	$10	$25
Change in redeemable preferred stock redemption value	$6	$37

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Description of Business

Affinia Group Holdings Inc. (“Affinia”) is a global leader in the light and commercial vehicle replacement products and services industry. We derive approximately 98% of our sales from this industry and, as a result, are not directly affected by the market cyclicality of the automotive original equipment manufacturers. Our broad range of brake, filtration, chassis and other products are sold in North America, Europe, South America and Asia. Our brands include WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products for NAPA, CARQUEST and ACDelco and other customers and co-branded offerings for Federated Auto Parts and Automotive Distribution Network. The Company is controlled by affiliates of The Cypress Group L.L.C. (collectively, “Cypress”).

Affinia Group Inc., one of the Company’s subsidiaries and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement on November 30, 2004, as amended (the “Purchase Agreement”), with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”).

The accompanying Consolidated Financial Statements include the accounts of Affinia and its subsidiaries. In these Notes to the Consolidated Financial Statements, the terms “the Company,” “we,” “our” and “us” refer to Affinia Group Holdings Inc. and its subsidiaries on a consolidated basis.

Note 2. Basis of Presentation

The interim financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and such principles are applied on a basis consistent with information reflected in our audited Consolidated Financial Statements for the year ended December 31, 2009 included in this Registration Statement. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. In the opinion of management, the interim financial information includes all adjustments and accruals, consisting only of normal recurring adjustments, which are necessary for a fair presentation of results for the respective interim period. During the quarter ended September 30, 2010, the Company recorded a charge of $1 million to correct certain errors reflected in the first quarter ended March 31, 2010. The Company evaluated subsequent events through November 22, 2010, the date the condensed consolidated financial statements were issued.

Note 3. Discontinued Operation

In the fourth quarter of 2009, the Company committed to a plan to sell the Commercial Distribution Europe segment. In accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment” (“ASC Topic 360”), the Commercial Distribution Europe segment qualified as a discontinued operation. The condensed consolidated statements of operations and the condensed consolidated balance sheets for all periods presented have been adjusted to reflect this segment as a discontinued operation. The condensed consolidated statement of cash flows for the nine months ended September 30, 2009 was not adjusted to reflect this segment as a discontinued operation.

The Company entered into a Sale and Purchase Agreement with Klarius Group Limited (“KGL”) and Auto Holding Paris S.A.S. (“AHP”) (collectively, the “Purchaser”) on February 2, 2010 (the “Agreement”), pursuant to which KGL purchased the shares of Quinton Hazell Automotive Limited and Quinton Hazell Italia SpA and

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

AHP purchased the shares of Quinton Hazell Deutschland GmbH and Affinia Holding S.A.S. (collectively, the “Group Companies”) for $12 million, subject to certain closing and post-closing purchase price adjustments. The Agreement also called for the Purchaser to assume debt of $2.6 million. We also retained the cash in the Group Companies. As of September 30, 2010 we have received $11 million in cash. The business of the Group Companies and their subsidiaries consisted of manufacturing and distribution facilities in eight countries in Europe.

The table below summarizes the Commercial Distribution Europe segment’s net sales, income (loss) before income tax provision, income tax provision and income (loss) from discontinued operations, net of tax.

(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010*
Net sales	$62	$—	$176	$18
Income (loss) before income tax provision	(2)	—	(4)	1
Income tax provision	—	—	(1)	—

Income (loss) from discontinued operations, net of tax	(2)	—	(5)	1

*	The nine months ended September 30, 2010 includes the Commercial Distribution Europe segment’s one month of operations, which was prior to the sale on February 2, 2010.

At December 31, 2009, intangibles and other long-lived assets were assessed for recoverability, in accordance with ASC Topic 360, due to circumstances which indicated that the carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. The Company determined that the net carrying value of the Commercial Distribution Europe segment may not be recoverable through the sales process. As a result, an impairment charge of $75 million was recorded within discontinued operations in the fourth quarter of 2009 to reduce the carrying value of the business to expected realizable value. A tax benefit to Affinia of $24 million was recorded resulting from this transaction. The sale was consummated on February 2, 2010 and the estimated loss was decreased $2 million offset by the one month of operating losses of $1 million resulting in net income from discontinued operations, net of tax of $1 million in the first nine months of 2010. The post closing adjustments are still being negotiated.

The following table shows an analysis of assets and liabilities held for sale as of December 31, 2009:

(Dollars in millions)	At December 31, 2009
Accounts receivable	$34
Inventory	67
Other current assets	6
Property, plant and equipment	18
Long-term assets	5
Impairment of assets	(75)

Total assets of discontinued operations	$55

Current liabilities	$41
Long-term liabilities	2

Total liabilities of discontinued operations	$43

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 4. Venezuelan Operations

As required by U.S. GAAP, effective January 1, 2010, we accounted for Venezuela as a highly inflationary economy because the three-year cumulative inflation rate for Venezuela using the blended Consumer Price Index (which is associated with the city of Caracas) and the National Consumer Price Index (developed commencing in 2008 and covering the entire country of Venezuela) exceeded 100%.

Effective January 1, 2010, our Venezuelan subsidiary uses the U.S. Dollar as its functional currency. The financial statements of our subsidiary must be re-measured into the Company’s reporting currency (U.S. Dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. The local currency in Venezuela is the bolivar fuerte (“VEF”).

On January 11, 2010, the Venezuelan government devalued the country’s currency and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 for essential goods and 4.30 for non-essential goods and services, with Affinia’s products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official (government established) exchange rate. Our business in Venezuela has been unsuccessful in obtaining U.S. Dollars at the official exchange rate. An unregulated parallel market existed for exchanging VEF for U.S. Dollars through securities transactions; and our Venezuelan subsidiary had been able to enter into such exchange transactions until May 2010, as discussed further below. The Company used the unregulated parallel market rate to translate the financial statements of its Venezuelan subsidiary through May 2010 because we expected to obtain U.S. Dollars at the unregulated parallel market rate for future dividend remittances. During the second quarter of 2010, the unregulated parallel market was suspended and the Central Bank of Venezuela began regulating the parallel market. The Central Bank of Venezuela has also imposed volume restrictions on the regulated parallel market. We will use the regulated parallel market rate to translate the financial statements of our Venezuelan subsidiary to comply with the regulations of Venezuela and are analyzing the impact of the volume restrictions on our business. The currency exchange limitations to date have not had a material effect on the Company’s 2010 earnings and cash flow.

Effective January 1, 2010, we changed the rate used to translate our Venezuelan subsidiary’s transactions and balances from the official exchange rate of 2.15 VEF to the U.S. Dollar to the parallel market rate, which ranged between 5.30 and 7.70 VEF to the U.S. Dollar during the first nine months of 2010. The one-time devaluation had a $2 million negative impact on our pre-tax net income. For the first nine months of 2010, our Venezuela subsidiary represented approximately 1% of our consolidated net sales and it had a net loss attributable to the Company of $7 million. The Venezuelan subsidiary also had $9 million of total assets and $8 million of total liabilities as of September 30, 2010.

Note 5. New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. We are still evaluating the impact of these new requirements on our disclosures.

Note 6. Earnings per Share

Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include Redeemable Preferred Stock (defined below), deferred executive compensation common stock match, and outstanding stock options.

Redeemable Preferred Stock

On October 31, 2008, Affinia issued 51,475 shares of 9.5% Class A Convertible Participating Redeemable Preferred Stock, par value $0.01 per share (the “Redeemable Preferred Stock”), with an initial issue price of $1,000 per share. Any dividends declared or paid to common stock holders, the Redeemable Preferred Stock holders shall also partake in such dividends as if the Redeemable Preferred Stock had been converted into common stock based on the conversion rate prior to the declared dividend date, as such we will use the two class method that treats the Redeemable Preferred Stock as having rights to earnings that otherwise would have been available to the common stock holders. The conversion price for 2008 and 2009 is $100 dollar that equates to a 10:1 conversion rate. The Redeemable Preferred Stock holders may at any time convert their shares into common stock based on the conversion rate in effect as of such date. Refer to “Note 17. Redeemable Preferred Stock” for further discussion of such instrument.

Deferred Compensation

Under the deferred compensation plan all amounts deferred will be treated solely for purposes of the plan to have been notionally invested in common stock. The Company matches 25% of the deferral with additional restricted stock units, which are subject to vesting. As such, the Company match of 25% shall be reflected in diluted earnings per share.

Stock Options

The outstanding stock options shall be reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, the exercise of the options shall be assumed at the beginning of the period and common stock shall also be assumed to be issued at that time. The proceeds from the options exercised shall be assumed to be used to purchase common stock at the average market price during the period. The incremental shares shall be included in the denominator of the diluted earnings per share computation. However, options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Basic and diluted earnings per share were computed using the following:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Basic and diluted numerator reconciliation (Dollars in millions):
Net income (loss) from continuing operations	$(6)	$(1)	$(9)	$7
Less: redeemable preferred stock dividends and carrying value increase	2	3	6	37
Less: net income attributable to noncontrolling interest, net of tax	—	2	1	3

Net (loss) from continuing operations attributable to the Company	(8)	(6)	(16)	(33)
Income (Loss) from discontinued operations, net of tax	(2)	—	(5)	1

Net (loss) attributable to the Company	$(10)	$(6)	$(21)	$(32)

Diluted denominator reconciliation (in thousands):
Basic weighted average outstanding shares of common stock	3,558	3,571	3,558	3,571
Dilutive 9.5% Class A Convertible Participating Preferred Stock(1)	—	—	—	—
Dilutive deferred executive compensation common stock match(2)	—	—	—	—
Dilutive common stock options(3)	—	—	—	—

Diluted weighted average outstanding shares of common stock	3,558	3,571	3,558	3,571

(1)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2009 and 2010. The potential dilutive effects as of the three months ended September 30, 2009 and 2010 were 548 and 601 thousand shares, respectively, and as of the nine months ended September 30, 2009 and 2010 were 523 and 574 thousand shares, respectively.
(2)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2009 and 2010. The potential dilutive effect as of the three months ended September 30, 2009 and 2010 were 1 and 4 thousand shares, respectively, and as of the nine months ended September 30, 2009 and 2010 was 1 thousand shares.
(3)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2009 and 2010. The potential dilutive effects as of the three months ended September 30, 2009 and 2010 were 180 and 101 thousand shares, respectively, and as of the nine months ended September 30, 2009 and 2010 were 182 and 176 thousand shares, respectively.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 7. Fair Value Debt

The fair value of debt, net of discount, is as follows:

Fair Value of Debt at December 31, 2009

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt
Senior secured notes, due August 2016	$222	107.63%	$239
Senior subordinated notes, due November 2014	267	98.75%	264
ABL revolver, due August 2013	90	100%	90
Seller note including interest paid in kind and discount accretion, due November 2019	91	85%	77
Haimeng and other debt	22	100%	22

Total fair value of debt at December 31, 2009			$692

Fair Value of Debt at September 30, 2010

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt
Senior secured notes, due August 2016	$223	111.25%	$248
Senior subordinated notes, due November 2014	267	103.00%	275
ABL revolver, due August 2013	80	100%	80
Seller note including interest paid in kind and discount accretion, due November 2019	99	91%	90
Haimeng and other debt	34	100%	34

Total fair value of debt at September 30, 2010			$727

The carrying value of fixed rate short-term debt approximates fair value because of the short term nature of these instruments, and the carrying value of the Company’s current floating rate debt instruments approximates fair value because of the variable interest rates pertaining to those instruments. The fair value of the long-term debt was estimated based on quoted market prices.

Note 8. Inventories, net

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories. Inventories are reduced by an allowance for slow-moving and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. A summary of inventories, net is provided in the table below:

(Dollars in millions)	At December 31, 2009	At September 30, 2010
Raw materials	$103	$109
Work-in-process	26	30
Finished goods	301	340

	$430	$479

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 9. Comprehensive Income

The elements of comprehensive income are presented in the following table:

(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net income (loss)	$(8)	$(1)	$(14)	$8
Interest rate swap, net of tax	3	—	4	—
Loss on settlement of pension obligations	—	1	—	1
Change in foreign currency translation adjustments, net of tax	26	27	47	(4)

Comprehensive income	21	27	37	5
Less: comprehensive income attributable to noncontrolling interest	—	2	1	3

Comprehensive income attributable to the Company	$21	$25	$36	$2

Note 10. Goodwill

The goodwill relates to the initial acquisition in 2004, the acquisition of Affinia Hong Kong Limited in 2008 and a minor acquisition in the second quarter of 2008. For the 2004 acquisition, the tax benefit for the excess of tax-deductible goodwill over the reported amount of goodwill is applied to first reduce the goodwill related to the Acquisition, in accordance with ASC Topic 805-740 (ASC Topic 805-740, originally issued as Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”). The tax benefit for the excess of tax deductible goodwill reduced reported goodwill by approximately $7 million during 2009 and $7 million during the first nine months of 2010. We anticipate goodwill being reduced by another $2 million during 2010. Once the reported amount of goodwill for the 2004 acquisition is reduced to zero, the remaining tax benefit reduces the basis of intangible assets purchased in the 2004 acquisition. Any remaining tax benefit reduces the income tax provision.

In conjunction with the acquisition of Affinia Hong Kong Limited, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008 and we decreased goodwill by $7 million in 2009 for additional purchase accounting adjustments.

During the second quarter of 2008, we purchased the remaining 40% interest in Wix Helsa Company. The purchase price exceeded the fair value of the assets and the liabilities acquired by approximately $2 million, which was recorded to goodwill.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The following table summarizes goodwill activity, which is related to the On and Off-Highway segment for the first nine months of 2010:

(Dollars in millions)	Nine Months Ended September 30, 2010
Balance at December 31, 2009	$54
Tax benefit reductions	(7)
Currency and other adjustments	2

Balance at September 30, 2010	$49

Note 11. Commitments and Contingencies

At September 30, 2010, the Company had purchase commitments for property, plant and equipment of approximately $6 million.

A reconciliation of the changes in our return reserves is as follows:

(Dollars in millions)	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Beginning balance	$18	$17
Amounts charged to revenue	44	34
Returns processed	(43)	(34)

	$19	$17

Note 12. Income Taxes

The total amount of unrecognized tax benefits as of December 31, 2009 and September 30, 2010 was $2 million, and if recognized, would affect the effective tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and recognizes penalties as part of the income tax provision. As of September 30, 2010 the Company’s accrual for interest and penalties was less than $1 million. The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. For jurisdictions in which the Company transacts significant business, tax years ended December 31, 2004 and later remain subject to examination by tax authorities. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months. The effective tax rate was 350% and 63% for the first nine months of 2009 and 2010, respectively. The effective tax rates are similar for both periods after taking into account the change in fair value of the redeemable preferred stock embedded derivative liability which is a discrete item.

Note 13. Legal Proceedings

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, have filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, refiled motions to dismiss based upon plaintiff’s most recent amended complaint. The court denied those motions in September 2010. As a result, discovery in the action continues and the deposition of plaintiffs’ main witness is scheduled to take place in December 2010. In October 2010, William Bunch, the plaintiffs’ main witness, filed a qui tam lawsuit joining in the case. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not engage in any improper conduct and in any event did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations. We will vigorously defend this matter.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served Affinia and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. Pursuant to certain court orders, Delphi filed its complaint in U.S. federal bankruptcy court (the “bankruptcy court”) under seal in October 2007, shortly before the expiration of the statute of limitations, and did not unseal the complaint and commence the service process until March 2010. Affinia and several other defendants filed motions to dismiss based on due process and other defenses connected to the unusual procedure Delphi used to conceal and delay the lawsuit. In late July, the bankruptcy court ruled in favor of non-U.S. defendants and dismissed all claims against those entities. We do not expect the remaining claims, which are still subject to strong procedural and substantive defenses, to have a material adverse effect on our financial condition or results of operations.

The Company has various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and September 30, 2010, respectively. There are no recoveries expected from third parties.

Note 14. Restructuring of Operations

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to as the acquisition restructuring and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the comprehensive restructuring. We have completed the acquisition restructuring and we are continuing the comprehensive restructuring program.

Comprehensive Restructuring

The comprehensive restructuring plan was announced in December 2005 and should be completed by the end of 2010. We have closed many plants over the last few years and we have one more plant that has been announced for closure that is still in the process of being closed (Litchfield, Illinois). Once the plant closes in 2010 we will have completed the comprehensive restructuring plan.

The Company also continues to expect that the major components of such costs will be employee severance costs, asset impairment charges, and other costs (i.e. moving costs, environmental remediation, site clearance and repair costs) each of which we expect to represent approximately 43%, 19% and 38% respectively, of the total cost of the restructuring.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

In connection with the comprehensive restructuring, we recorded $10 million in restructuring costs in the first nine months of 2010. The comprehensive and other restructuring costs are disclosed by period in the chart below and were recorded in selling, general and administrative expense, cost of sales and as part of discontinued operations.

Other Restructuring

At the end of 2009 we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations were closed by the end of the first quarter of 2010. The closure of this operation is part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. The closure is expected to result in the Company incurring pre-tax charges of approximately $5 million. The charges are comprised of employee severance costs of $1 million, lease termination costs of $2 million and other trailing liabilities of $2 million. We incurred approximately $3 million in costs in the first nine months of 2010 related to the closure of this facility. The distribution center operations in Mississauga were consolidated into other distribution facilities and will not be accounted for as a discontinued operation.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. These actions are expected to result in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million will be future cash expenditures. The charges are comprised of employee severance costs of $3 million, asset impairments of $3 million, and other trailing liabilities of $1 million. We incurred approximately $6 million in costs in the first nine months of 2010 related to the closure of this facility and expect the remaining costs to be recognized during the last quarter of 2010. We still continue to distribute brake products in Venezuela which we import from other low cost manufacturing sources, so we have not accounted for this closure as a discontinued operation.

(Dollars in millions)	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total
Comprehensive Restructuring
2005	$—	$2	$21	$23
2006	1	38	1	40
2007	12	23	3	38
2008	12	27	1	40
2009	2	10	1	13
First nine months of 2010	—	9	1	10

Total Comprehensive Cost	27	109	28	$164

Other Restructuring
2009	—	1	—	1
First nine months of 2010	—	7	2	9

Total Other Restructuring Cost	—	8	2	10

Total Restructuring Cost	$27	$117	$30	$174

We forecast that the comprehensive restructuring program will result in approximately $166 million in restructuring costs, which exceeds preliminary expectations of $152 million. We anticipate that we will incur approximately $2 million more in comprehensive restructuring costs during 2010 to complete the closure of the previously announced facilities.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The restructuring charges for the comprehensive restructuring and further restructuring consist of employee termination costs, other exit costs and impairment costs. Severance costs are being accounted for in accordance with ASC Topic 420, “Exit or Disposal Cost Obligations” and ASC Topic 712, “Compensation—Nonretirement Postemployment Benefits.”

The following summarizes the restructuring charges and activity for all the Company’s restructuring programs for the nine months ended September 30, 2010:

Accrued Restructuring

(Dollars in millions)	Comprehensive	Other	Total
Balance at December 31, 2009	$6	$1	$7
Charges to expense:
Employee termination benefits	—	3	3
Asset write-offs expense	1	3	4
Other expenses	9	3	12

Total restructuring expenses	10	9	19
Cash payments and asset write-offs:
Cash payments	(9)	(7)	(16)
Asset retirements and other	(3)	(2)	(5)

Balance at September 30, 2010	$4	$1	$5

At September 30, 2010, $5 million of restructuring charges remained in other accrued expenses, relating to wage and healthcare continuation for severed employees and other termination costs. These remaining benefits are expected to be paid during 2010. The following table shows the restructuring expenses by segment:

(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
On and Off-highway segment	$3	$3	$4	$12
Brake South America segment	1	2	1	6
Corporate, eliminations and other	2	1	3	1

	6	6	8	19
Discontinued operations	—	—	1	—

Total	$6	$6	$9	$19

Note 15. Segment and Geographic Information

The products, customer base, distribution channel, manufacturing process and procurement are similar throughout all of the Company’s operations. However, due to different economic characteristics in the Company’s operations and in conformity with ASC Topic 280, “Segment Reporting,” the Company was previously presented as three separate reporting segments: (1) the On and Off-highway segment, which is composed of Filtration, Brake North America and Asia, Chassis and Commercial Distribution South America, (2) the Brake South America segment and (3) the Commercial Distribution Europe segment. All three segments are in the On and Off-highway industry but for segment reporting purposes we refer to the first segment as the

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

On and Off-highway segment. Because of the sale of our Commercial Distribution Europe segment the Commercial Distribution Europe segment was classified as discontinued operations and, as such, is not presented in the net sales and operating profit segment tables below. See “Note 4. Discontinued Operation.” Segment net sales, operating profit, total assets, depreciation and capital expenditures were as follows:

	Net Sales
(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
On and Off-Highway segment	$479	$517	$1,340	$1,490
Brake South America segment	5	5	16	12
Corporate, eliminations and other	(4)	(3)	(14)	(12)

	$480	$519	$1,342	$1,490

	Operating Profit
(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
	$36	$49	$100	$128
Brake South America segment	(1)	(3)	(2)	(8)
Corporate, eliminations and other	(11)	(11)	(27)	(32)

	$24	$35	$71	$88

	Total Assets
(Dollars in millions)	December 31, 2009	September 30, 2010
On and Off-Highway segment	$1,318	$1,446
Brake South America segment	8	—
Corporate, eliminations and other	124	126
Assets of discontinued operations	55	—

	$1,505	$1,572

	Depreciation and Amortization
(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
	$7	$7	$18	$21
Brake South America segment	1	—	1	—
Corporate, eliminations and other	2	2	8	7

Total from continuing operations	10	9	27	28
Discontinued operations	—	—	1	—

	$10	$9	$28	$28

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

	Capital Expenditures
(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
On and Off-Highway segment	$9	$13	$19	$30
Brake South America segment	—	—	1	1
Corporate, eliminations and other	—	1	—	1

Total from continuing operations	9	14	20	32
Discontinued operations	—	—	2	—

	$9	$14	$22	$32

Net sales by geographic region were as follows:

(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Brazil	$91	$107	$224	$304
Canada	27	37	79	107
Poland	39	36	98	106
Other countries	63	38	177	103

Total other countries	220	218	578	620
United States	260	301	764	870

	$480	$519	$1,342	$1,490

Long-lived assets by geographic region were as follows:

(Dollars in millions)	December 31, 2009	September 30, 2010
China	$71	$73
Canada	11	8
Brazil	10	10
Other Countries	51	63

Total Other Countries	143	154
United States	283	267

	$426	$421

Net sales by geographic region were determined based on origin of sale. Geographic data on long-lived assets are comprised of property, plant and equipment, goodwill, other intangible assets and deferred financing costs.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

We offer primarily three types of products: brake products, which include brake drums, rotors, pads and shoes and hydraulic brake system components; filtration products, which include oil, fuel, air and other filters; and chassis products, which include steering, suspension and driveline components. Additionally, we have our Commercial Distribution South America products, which offer brake, chassis, filtration and other products. The Company’s sales by group of similar products are as follows:

(Dollars in millions)	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Brake products	$165	$181	$467	$487
Filtration products	186	190	541	576
Chassis products	39	40	116	123
Commercial Distribution South America products	94	111	232	316
Corporate, eliminations and other	(4)	(3)	(14)	(12)

	$480	$519	$1,342	$1,490

Note 16. Stock Option Plans

On July 20, 2005, we adopted a stock incentive plan with a maximum of 227,000 shares of common stock subject to awards. On August 25, 2010, we increased the number of shares of common stock subject to awards from 227,000 to 300,000. As of September 30, 2010, 99,263 shares had been awarded, which included vested shares of 97,263 and 2,000 unvested shares. Additionally, at September 30, 2010, there were 200,737 shares available for future stock option grants. Pursuant to the terms of the stock incentive plan, each option expires August 1, 2015.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. Dividend yields were not a factor because there were no cash dividends declared during 2009 and the first nine months of 2010. Our weighted-average Black-Scholes fair value assumptions include:

	2009	2010
Weighted-average effective term	5.2 years	5.2 years
Weighted-average risk free interest rate	4.33%	4.26%
Weighted-average expected volatility	40.8%	41.4%
Weighted-average fair value of options (Dollars in millions)	$7	$7

The fair value of the stock option grants is amortized to expense over the vesting period. The Company reduces the overall compensation expense by a turnover rate consistent with historical trends. Stock-based compensation expense, which was recorded in selling, general and administrative expenses, and related income tax benefits were less than $1 million for each of the nine month periods ending September 30, 2009 and 2010. A summary of our stock-based compensation activity for the year ended December 31, 2009 and the nine months ended September 30, 2010 is presented below:

Outstanding at December 31, 2009	175,638
Granted	2,000
Exercised	(1,000)
Forfeited/expired	(77,375)

Balance at September 30, 2010	99,263

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 17. Redeemable Preferred Stock

On October 30, 2008, we authorized 200,000 shares of preferred stock and designated for issuance 150,000 shares of Redeemable Preferred Stock, with a par value of $0.01 per share and an initial issue price of $1,000 per share. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 and no further shares have been issued. A summary of the Company’s Redeemable Preferred Stock holders is as follows:

Number of shares outstanding
Cypress	40,000
OMERS	10,000
Stockwell Fund L.P.	1,100
Other.	375

Total	51,475

The rights of the Redeemable Preferred Stock are as set forth below.

Voting Rights

Each holder of Redeemable Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Redeemable Preferred Stock held by such holder are convertible.

Dividends

The holders of Redeemable Preferred Stock accrue dividends at the prescribed rate of 9.5%. Dividends are cumulative, are payable only in kind in additional shares of Redeemable Preferred Stock and not in cash, accrue on a daily basis, and compound semi-annually. Dividends are accrued whether or not there are profits, surplus or other funds legally available for payment. All dividends shall be fully paid or declared with funds irrevocably set apart for payment before any other dividends may be declared or paid to common stockholders. Holders of the Redeemable Preferred Stock are allowed to participate in the dividends to common stockholders as if the Redeemable Preferred Stock had been converted to common stock at the principal amount as of the dividend declared date.

Liquidation

Upon any liquidation event (specifically, (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, merger, consolidation, recapitalization or reorganization that results in the stockholders of the Company immediately prior to such transaction failing to own at least 50% of the voting securities of the surviving or resulting company or (iii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets) each holder of the Redeemable Preferred Stock is entitled to be paid, before any distribution or payment is made upon any junior securities, an amount in cash equal to the greater of the aggregate preferred value and the amount to which such holder would be entitled to receive if the Redeemable Preferred Stock were converted into common stock. The aggregate preferred value is the sum of all of the issued shares of Redeemable Preferred Stock, plus the number of additional shares of Redeemable Preferred Stock accrued (whether of not paid or issued) multiplied by the issue price, multipled by 1.5 on or before December 31, 2009 or 2.0 after December 31, 2009.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Conversion Rights

The holders of Redeemable Preferred Stock have the right to convert at a minimum of 1/3 of their Redeemable Preferred Stock plus accrued dividends into shares of common stock at an initial conversion price of $100 that equates to a 10:1 conversion rate at any time until the scheduled redemption date of October 31, 2013. The conversion price is subject to adjustment based upon certain contractually defined events or conditions.

Redemption Rights

The redemption of the Redeemable Preferred Stock is not solely within the control of the Company due to certain provisions that provide for redemption under liquidation events, special repurchase offers or the mere passage of time under the scheduled redemption date. On October 31, 2013, the Company is required to redeem all outstanding Redeemable Preferred Stock at the holder’s option in cash, common stock or a combination of both at the aggregate preferred value. The aggregate preferred value is calculated by the sum of all Redeemable Preferred Stock held plus accrued dividends multiplied by a premium factor of one and a half on or before December 31, 2009 or multiplied by a premium factor of two after December 31, 2009. Prior to October 31, 2013, the Company can redeem the Redeemable Preferred Stock held plus accrued dividends at any time at the greater of the aggregate preferred value or the fair market value of the common stock as if they were converted as of the date of such redemption. The early redemption is subject to availability of funds and the terms and conditions of the credit agreement.

The holders of the Redeemable Preferred Stock can convert all or any portion of the Redeemable Preferred Stock at any time based upon the number of shares held and the conversion price on such date. Further, the holders of the Redeemable Preferred Stock control a majority of the votes of the Company’s board of directors. Therefore the Redeemable Preferred Stock is classified outside of permanent equity in the mezzanine section of the balance sheet.

Since the Redeemable Preferred Stock is currently redeemable, the Redeemable Preferred Stock is adjusted to its maximum redemption value as of the balance sheet date. The change in redemption value is treated in the same manner as a preferred dividend and is recorded through additional paid in capital because the company has a deficit in retained earnings. The following table demonstrates the redemption value requirements of the preferred shares at the issuance date of October 31, 2008, the end of 2008 through 2012 and the ending redemption date of October 31, 2013:

(Dollars in millions)
Year	Amount
October 31, 2008	$77
December 31, 2008	78
December 31, 2009	86
December 31, 2010	126
December 31, 2011	138
December 31, 2012	152
October 31, 2013	$164

On October 31, 2013, the redemption requirement and carrying value of the Redeemable Preferred Stock would be $164 million. The ending redemption values as of September 30, 2009 and 2010 were $84 million and $123 million, respectively.

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the right of holders of Redeemable Preferred Stock to receive the fair market value of the common stock issuable upon conversion of the Redeemable Preferred Stock at any time (the “conversion option”). Refer to “Note 18. Derivatives” for further clarification on the calculation of the embedded derivative.

Note 18. Derivatives

The Company’s financial derivative assets and liabilities consist of standard currency forward contracts, interest rate swaps and a redeemable preferred stock embedded derivative liability. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

All derivative instruments are recognized on our balance sheet at fair value. The fair value measurements of our currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. Based upon the Company’s periodic assessment of the creditworthiness of its derivative transactions counterparties, our derivative instruments’ fair value measurements are not adjusted for incremental counterparty credit risk. The fair value measurements of the redeemable preferred stock embedded derivative are based upon Level 3 unobservable inputs consisting of inputs reflecting management’s own assumptions about the inputs used in pricing the liability.

Currency Rate Derivatives

The Company transacts business in multiple currencies in various international markets. Therefore, our reported results from operations and financial position are vulnerable to several forms of risk related to currency exchange rate volatility. The Company’s use of currency rate derivatives (currency forward contracts) is limited to transactions intended to mitigate reported currency gains and losses arising from the periodic re-measurement of monetary assets and liabilities denominated in a non-local currency. Our policy does not require hedging each individual exposure that may give rise to currency gain or loss. However, our practice has been to execute hedge transactions in notional amounts that would be reasonably expected to result in gains and losses that approximately offset expected gains and losses arising from specific underlying net currency exposures. Our policy strictly prohibits the use of currency rate derivatives for speculative purposes.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Our currency forward transactions are undesignated hedges and are, therefore, not eligible for hedge accounting treatment. The Company’s outstanding currency forward contracts are recorded in the Consolidated Balance Sheets as “Other current assets” or “Other accrued expenses,” accordingly. Currency derivative gains and losses are recognized in “Other income, net” in the Consolidated Statements of Operations in the reporting period of occurrence. The Company has not recorded currency derivative gains (losses) to other comprehensive income (loss) nor has it reclassified prior period currency derivative results from other comprehensive income to earning during the last twelve months. The Company does not anticipate that it will record any currency derivative gains or losses to other comprehensive income (loss) or that it will reclassify prior period currency derivative results from other comprehensive income (loss) to earnings in the next twelve months.

The notional amount and fair value of our outstanding currency forward contracts were as follows:

(Dollars in millions)	Notional Amount	Asset Derivative	Liability Derivative
As of September 30, 2010	$114	$2	$1
As of December 31, 2009	$133	$—	$—

Redeemable Preferred Stock Embedded Derivative

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the conversion option. The embedded derivative liability is adjusted to reflect fair value at each period end with changes in fair value recorded in the change in fair value of redeemable preferred stock embedded derivative liability financial statement line item of the Company’s consolidated statements of operations.

The Company uses a binomial option pricing model to estimate the fair value of the conversion option embedded in the Redeemable Preferred Stock. The binomial model utilizes a “decision tree” whereby future movement in the company’s common stock price is estimated based on the volatility factor. The binomial options pricing model requires the development and use of assumptions. These assumptions include the expected volatility of the value of the Company’s equity, the expected conversion date, an appropriate risk-free interest rate, and the estimated fair value of the Company’s equity. We primarily determine the fair value of our Company’s equity by observable valuation multiples for comparable companies (“Market Approach”) and discounted cash flow model (“DCF model”). The Market Approach is a valuation technique whereby the value is calculated based on the prices of actual transactions for similar companies. These observations make it possible to determine the value of our shares since we have no active market. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes.

The expected volatility of the Company’s equity is estimated based on the volatility of the value of the equity of publicly traded companies in a similar industry as the Company. The expected term of the conversion

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

option is based on the period remaining until the contractually stipulated redemption date of October 31, 2013. The risk-free interest rate is based on the yield on U.S. Treasury zero coupon yield curve with a remaining term equal to the expected term of the conversion option.

The significant assumptions utilized in the Company’s valuation of the embedded derivative at December 31, 2009 and at the interim periods of September 30, 2009 and September 30, 2010 were the following:

	9/30/2009	12/31/2009	9/30/2010
Term	4.8	3.8	3.1
Volatility factor	80%	70%	70%
Risk-free rate	1.94%	2.1%	0.7%
Risk-bond rate	14.0%	12.5%	13.0%

The fair values of the redeemable preferred stock embedded derivative are as follows:

Fair Value
(Dollars in millions)
As of December 31, 2009	$37
As of September 30, 2010	$55

The fair value increased by $17 million in the first nine months of 2010 due partly to an increase in value of common and preferred shares. The following is a reconciliation of the beginning and ending balances for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and 2008.

(Dollars in millions)	Redeemable Preferred Stock Embedded Derivative Liability
Ending balance—December 31, 2008	$12
Issuance	1
Change in fair value of redeemable preferred stock embedded derivative liability	24

Ending balance—December 31, 2009	$37
Issuance	1
Change in fair value of redeemable preferred stock embedded derivative liability	17

Ending balance—September 30, 2010	$55

Note 19. Accounts Receivable Factoring

We have agreements with third party financial institutions to factor on a non-recourse basis certain receivables. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face value amount of the receivable discounted at the annual rate of LIBOR plus a spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and the cash flow needs of the Company.

Affinia Group Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

We began factoring our accounts receivable during the third quarter of 2010. During the third quarter the total accounts receivable factored was $52 million and the cost incurred on factoring was $1 million. Accounts receivable factored by the Company are accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring is accounted for in other income.

Note 20. Subsequent Event – Option Exchange

On August 25, 2010, Affinia commenced an offer to certain eligible holders of stock options to exchange their existing options to purchase shares of Affinia common stock for restricted stock unit awards (“RSUs”) with new vesting terms (the “Option Exchange”). Any RSUs granted in connection with the Option Exchange will be governed by the Affinia 2005 Stock Incentive Plan (“2005 Stock Plan”) and a new Restricted Stock Unit Award Agreement.

The RSUs are subject to performance-based vesting restrictions, which have been modified from the performance and time-based vesting restrictions applicable to the options for which they were issued in exchange. The RSUs will generally vest if, on or prior to the date on which Cypress ceases to hold any remaining shares of Affinia common stock, the RSU holder remains employed with Affinia through the date that either:

•

Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in Affinia in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its common equity investment in Affinia; or

•	Affinia’s common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

The Option election period commenced on August 25, 2010 and expired on September 24, 2010. The completion of the Option Exchange for the RSUs occurred on October 18, 2010 and 100% of the eligible option holders elected to participate. A total of 24 eligible employees and directors participated in the Option Exchange. In addition, three eligible employees and directors who did not have vested options received RSUs. Affinia accepted for exchange options to purchase a total of 61,868 shares of Affinia common stock. All surrendered options were cancelled in exchange for RSUs. The total RSUs issued on October 18, 2010 covered 235,000 shares of Affinia common stock. We are still in the process of completing the calculation to determine the amount of expense that will be recorded. We will estimate the fair value of restricted stock unit awards with time-based vesting using the value of our common stock on the date of grant, reduced by the present value of our common stock prior to vesting. We will estimate the fair value of market-based restricted stock units using a Monte Carlo simulation model on the date of grant. The RSUs will be expensed either pro rata over the requisite service term or in full if the requisite service period has passed when the RSUs vest in accordance with the performance conditions listed above.

             Shares

Affinia Group Holdings Inc.

Common Stock

Prospectus

J.P. Morgan	Barclays Capital	BofA Merrill Lynch	Baird

Wells Fargo Securities	BMO Capital Markets	BB&T Capital Markets

                    , 2010

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the shares of common stock being registered. All of such expenses are estimates, except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee and The New York Stock Exchange listing fee:

Registration fee—Securities and Exchange Commission		$16,399
Filing fee—Financial Industry Regulatory Authority, Inc.		25,500
Listing fee—The New York Stock Exchange		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Liability insurance for directors and officers		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify the registrant’s directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Preferred Stock

On October 30, 2008, our Board authorized the issuance of 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock (the “Preferred Stock”) at an initial issuance price of $1,000 per share. On October 31, 2008, we issued 51,475 shares to investment funds affiliated with The Cypress Group L.L.C., OMERS Administration Corporation, Stockwell Fund, L.P. and certain management and directors for an aggregate purchase price of $51,475,000 in a transaction not involving any public offering under Section 4(2) of the Securities Act. We did not engage any underwriters in connection with this transaction. We contributed substantially all of the proceeds from the issuance of Preferred Stock to Affinia Acquisition LLC for the purchase of an 85% controlling interest in Longkou Haimeng Machinery Co. Ltd.

Deferred Stock Units

On March 6, 2008, we adopted an unfunded non-qualified deferred compensation program pursuant to which certain of our senior employees, including our Named Executive Officers, are permitted to elect to defer all or a portion of their annual cash-based incentive awards which are then credited to the participant’s deferral account in the form of a number of vested stock units calculated based on the fair market value of our common stock on the date of deferral. The Company makes matching contributions of 25% of the amount of an employee’s deferral in the form of restricted stock units which vest on December 31 of the second calendar year following the calendar year in which such matching contributions were credited to an employee’s account. In 2009, a total of 5,722 vested stock units and an additional 1,431 matching restricted stock units were credited to employees under the deferred compensation plan. In 2010, a total of 12,122 vested stock units and an additional

3,044 matching restricted stock units were credited to employees under the deferred compensation plan. As of May 31, 2010, the aggregate account balance under the non-qualified deferred compensation program was 22,319 stock units, which includes 4,475 unvested restricted stock units. In the event a “change in control” (as defined in the non-qualified deferred compensation plan) or an initial public offering occurs prior to a participant’s separation from service, the participant will be fully vested in his or her entire account, including any Company matching contributions. Employee deferrals and Company matching contributions are notionally invested under this plan in our common stock, and once vesting of the Company matching contributions has occurred, distributions will be paid in the form of such shares of common stock (or cash, in certain circumstances) on the payment date elected by the participant or the participant’s separation from service (or the date that is six months following the date of such separation from service in the case of a “specified employee” within the meaning of Section 409A of the Internal Revenue Code), if earlier.

We offered participation in the non-qualified deferred compensation program in reliance upon the available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, the Registrant relied on the facts that participation was offered only to certain of our senior employees and that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to written “compensatory benefit plans” as defined under that rule.

Stock Option Exercise

On July 20, 2005, our Board adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, pursuant to which certain employees and non-employee directors of the Company were granted stock options to purchase shares of our common stock with a per share exercise price of $100. On June 10, 2010, one of our directors exercised 1,000 of such options for an aggregate cash exercise price of $100,000. As a result, we issued 1,000 shares of our common stock in reliance upon the available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, the Registrant relied on the facts that participation in the stock incentive plan was offered only to certain of our employees and non-employee directors and that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to written “compensatory benefit plans” as defined under that rule.

Senior Notes

On August 13, 2009, Affinia Group Inc., our indirect wholly-owned subsidiary, issued $225 million aggregate principal amount of its 10.75% Senior Secured Notes due 2016 for an aggregate offering price of approximately $222 million. Affinia Group Inc. offered the notes without registration in reliance on the exemptions afforded by Rule 144A promulgated under the Securities Act for private resales of securities to qualified institutional buyers and Regulation S promulgated under the Securities Act for offerings of securities outside of the United States. Gross spread to the initial purchasers of the notes, J.P. Morgan Securities LLC, Banc of America Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc., was approximately $5 million.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Affinia Group Holdings Inc.

3.2*	Amended and Restated Bylaws of Affinia Group Holdings Inc.

4.1	Indenture, dated as of November 30, 2004, among Affinia Group Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee, which is incorporated herein by reference from Exhibit 4.1 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.2	9% Senior Subordinated Notes due 2014, Rule 144A Global Note, which is incorporated herein by reference from Exhibit 4.4 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.3	9% Senior Subordinated Notes due 2014, Regulation S Global Note, which is incorporated herein by reference from Exhibit 4.5 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.4	Indenture, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein and Wilmington Trust FSB, as trustee and noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.5	Form of 10.75% Senior Secured Note Due 2016, which is incorporated herein by reference from Exhibit 4.2 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.6*	Form of certificate of Affinia Group Holdings Inc. common stock.

4.7**	Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 9 1/2% Class A Convertible Participating Preferred Stock of Affinia Group Holdings Inc.

4.8**	Seller Subordinated Note, dated as of November 30, 2004 by and between Affinia Group Holdings Inc. and Dana Corporation.

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1#	Affinia Group Senior Executive Deferred Compensation and Stock Award Plan, dated as of March 6, 2008, which is incorporated herein by reference from Exhibit 10.9 on Form 10-K/A of Affinia Group Intermediate Holdings Inc. filed on March 14, 2008.

10.2**	Settlement Agreement dated as of November 20, 2007 by and between Dana Corporation and Affinia Group Inc.

10.3*	Amended and Restated Stockholders’ Agreement.

10.4#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Terry R. McCormack, which is incorporated herein by reference from Exhibit 10.12 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.5#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Keith A. Wilson, which is incorporated herein by reference from Exhibit 10.13 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.6#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Thomas H. Madden, which is incorporated herein by reference from Exhibit 10.15 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

Exhibit No.	Description

10.7#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Steven E. Keller, which is incorporated herein by reference from Exhibit 10.16 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.8#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.16 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

10.9#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan amended as of November 14, 2006 and January 1, 2007, which is incorporated herein by reference from Exhibit 10.18 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.10**#	Form of Nonqualified Stock Option Agreement.

10.11	Form of Management Stockholder’s Agreement.

10.12	Form of Sale Participation Agreement.

10.13***	Shares Transfer Agreement between Zhang Haibo and Affinia Group Inc. dated as of June 30, 2008, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on July 2, 2008.

10.14**†	Shareholders’ Agreement, dated October 31, 2008, among Zhang Haibo, Affinia Acquisition LLC and HBM Investment Limited.

10.15**†	ABL Credit Agreement, dated August 13, 2009, among the Company, the Guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, Barclays Capital, Wells Fargo Foothill, LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint bookrunners, Barclays Capital and Wells Fargo Foothill, LLC as co-syndication agents and JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas as co-documentation agents.

10.16**	Omnibus Amendment to ABL Credit Agreement.

10.17**†	Second Amendment to ABL Credit Agreement.

10.18	Collateral Agreement, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein, and Wilmington Trust FSB, as Noteholder Collateral Agent, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.19	U.S. Security Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent, which is incorporated herein by reference from Exhibit 4.5 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.20	Lien Subordination and Intercreditor Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent and Wilmington Trust FSB, as noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.6 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.21***	Agreement between Brake Parts Inc. and Klarius Group Limited and Auto Holding Paris S.A.S. dated February 2, 2010, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on February 8, 2010.

10.22**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Steven E. Keller.

10.23**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Thomas H. Madden.

Exhibit No.	Description
10.24**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Terry R. McCormack.

10.25**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Keith A. Wilson.

10.26#	Form of Supplemental Agreement to the Management Stockholder’s Agreement and the Sale Participation Agreement, which is incorporated herein by reference from Exhibit 10.26 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.27	Form of Management Confidentiality, Non-Competition and Proprietary Information Agreement, which is incorporated herein by reference from Exhibit 10.27 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.28	Amendment to the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.28 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.29	Form of Restricted Stock Unit Agreement.

21.1*	List of subsidiaries.

23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
***	Pursuant to Item 601(b)(2) of Regulation S-K, Affinia Group Holdings Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to Exhibits 10.13 and 10.21 upon request.
#	Management contract or compensatory plan or arrangement.
†	An application for confidential treatment of selected portions of this document has been filed with the Commission.

(b)	Financial Statement Schedules

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Operations

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Change in fair value of redeemable preferred stock embedded derivative liability	—	3	(24)
Interest expense	(8)	(9)	(10)

(Loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	(8)	(6)	(34)
Equity in income (loss), net of tax	6	(3)	(37)
Income tax provision	3	3	3

Net income (loss)	1	(6)	(68)
Less: net income attributable to noncontrolling interest, net of tax	—	—	2

Net income (loss) attributable to the Company	$1	$(6)	$(70)

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Balance Sheets

	December 31, 2008	December 31, 2009
(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$1	$1

Total current assets	1	1
Goodwill	11	11
Deferred income taxes	8	11
Investments in subsidiaries	416	436

Total assets	$436	$459

Liabilities, mezzanine equity and shareholders’ equity
Long-term debt	81	91
Redeemable preferred stock embedded derivative liability	12	37
Deferred employee benefits and other noncurrent liabilities	8	7

Total liabilities	101	135

Contingencies and commitments

Mezzanine equity:
Redeemable preferred stock, $.01 par value; 150,000 class A shares authorized; 52,290 and 57,376 shares outstanding at December 31, 2008 and December 31, 2009, respectively	78	86

Shareholders’ equity:
Common stock, $.01 par value; 4,800,000 shares authorized; 3,557,670 and 3,563,022 shares outstanding at December 31, 2008 and December 31, 2009, respectively	—	—
Additional paid-in capital	316	308
Accumulated deficit	(54)	(124)
Accumulated other comprehensive income (loss)	(18)	38

Total shareholders’ equity of the Company	244	222
Noncontrolling interest in consolidated subsidiaries	13	16

Total shareholders’ equity	257	238

Total liabilities, mezzanine equity and shareholders’ equity	$436	$459

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(Dollars in millions)
Operating activities
Net (loss)	$1	$(6)	$(68)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Equity in undistributed income of subsidiaries	(6)	3	37
Change in fair value of redeemable preferred stock embedded derivative liability	—	(3)	24
Provision for deferred income taxes	(3)	(2)	(3)
Interest paid in kind, including discount accretion, on seller note	8	9	10
Change in other	—	(2)	—

Net cash used in operating activities	—	(1)	—
Investing activities
Investments in companies, net of cash acquired	—	(50)	—
Proceeds from sale of affiliates	—	—	25
Investments in affiliates	—	—	(25)

Net cash used in investing activities	—	(50)	—
Financing activities
Capital contribution	—	52	—

Net cash provided by financing activities	—	52	—
Increase in cash and cash equivalents	—	1	—
Cash and cash equivalents at beginning of the period	—	—	1

Cash and cash equivalents at end of the period	$—	$1	$1

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements

The accompanying condensed financial statements of Affinia Group Holdings Inc. (the “Registrant”) should be read in conjunction with the consolidated financial statements and notes thereto of Affinia Group Holdings Inc. and Subsidiaries included elsewhere in this filing.

1. Ownership

Affinia Group Holdings Inc. (“the Company”) is a Delaware corporation formed on July 6, 2004 and the issuer of the common stock and preferred stock. Affinia Group Inc., one of the Company’s subsidiaries and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement (the “Purchase Agreement”) on November 30, 2004 with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”). The Company is a holding company with no significant operations but it does have a note with Dana (refer to Note 4 below), redeemable preferred stock (refer to Note 5 below), common stock and a direct interest in a subsidiary (refer to Note 6 below).

2. Basis of Presentation

Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of the Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in this Registration Statement.

Accounting for subsidiaries—The Company has accounted for its subsidiaries under the equity method in the unconsolidated condensed financial statements.

3. Dividend Restrictions

Our ABL Revolver and senior notes each contain certain covenants that, among other things, restrict our ability to pay dividends on, make other distributions on or redeem or repurchase stock or make other restricted payments, and restrict dividends, distributions or other payments from our subsidiaries, thus restricting substantially all of our net assets. The ability to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

4. Seller Note

As part of the financing in connection with the Acquisition in 2004, the Company issued a subordinated payment in kind note due 2019 with a face amount of $74.5 million (the “Seller Note”) to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance. For further information see “Note 9. Debt” to the consolidated financial statements included in this Registration Statement.

5. Preferred Stock

On October 30, 2008, we authorized 200,000 shares of preferred stock and designated for issuance 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, with a par value of $0.01 per share and an initial issue price of $1,000 per share (the “Redeemable Preferred Stock”). The Company issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 and no further shares have been issued. The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. For further information see “Note 11. Redeemable Preferred Stock” and “Note 23. Derivatives” to the consolidated financial statements included in this Registration Statement.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements—(Continued)

6. Noncontrolling Interest

Effective October 31, 2008, Affinia Acquisition LLC completed the purchase of 85% of the equity interests in Affinia Hong Kong Limited. The Company owned 95% of Affinia Acquisition LLC and Affinia Group Inc. owned the remaining 5% interest. Effective June 1, 2009, Affinia Group Inc. acquired an additional 35% ownership interest in Affinia Acquisition LLC for a purchase price of $25 million, which increased its ownership to 40% and reduced the Company’s ownership to 60%. For further information see “Note 3. Business Combinations” to the consolidated financial statements included in this Registration Statement.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements—(Continued)

Schedule II—Valuation and Qualifying Accounts of Affinia Group Holdings Inc.

The allowance for doubtful accounts is summarized below for the period ending December 31, 2007, December 31, 2008 and December 31, 2009:

(Dollars in millions)	Balance at beginning of period	Amounts charged to income	Trade accounts receivable “written off” net of recoveries	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
Year ended December 31, 2007	$5	$1	$(2)	$—	$4
Year ended December 31, 2008	$4	$1	$(1)	$—	$4
Year ended December 31, 2009	$4	$4	$(4)	$(1)	$3

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Affinia Group Holdings Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on November 22, 2010.

AFFINIA GROUP HOLDINGS INC.

By:	/S/ STEVEN E. KELLER
Name:	Steven E. Keller
Title:	Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 22, 2010.

Signature	Capacity

*	President, Chief Executive Officer and Director (Principal Executive Officer)
Terry R. McCormack

* Thomas H. Madden	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*	Director
Michael F. Finley

*	Director
Donald J. Morrison

*	Director
Joseph A. Onorato

*	Director
John M. Riess

*	Director
Joseph E. Parzick

*	Director
James A. Stern

*	By:	/s/ Steven E. Keller
	Name:	Steven E. Keller
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Affinia Group Holdings Inc.

3.2*	Amended and Restated Bylaws of Affinia Group Holdings Inc.

4.1	Indenture, dated as of November 30, 2004, among Affinia Group Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee, which is incorporated herein by reference from Exhibit 4.1 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.2	9% Senior Subordinated Notes due 2014, Rule 144A Global Note, which is incorporated herein by reference from Exhibit 4.4 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.3	9% Senior Subordinated Notes due 2014, Regulation S Global Note, which is incorporated herein by reference from Exhibit 4.5 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

4.4	Indenture, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein and Wilmington Trust FSB, as trustee and noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.5	Form of 10.75% Senior Secured Note Due 2016, which is incorporated herein by reference from Exhibit 4.2 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.6*	Form of certificate of Affinia Group Holdings Inc. common stock.

4.7**	Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 9 1/2% Class A Convertible Participating Preferred Stock of Affinia Group Holdings Inc.

4.8**	Seller Subordinated Note, dated as of November 30, 2004 by and between Affinia Group Holdings Inc. and Dana Corporation.

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1#	Affinia Group Senior Executive Deferred Compensation and Stock Award Plan, dated as of March 6, 2008, which is incorporated herein by reference from Exhibit 10.9 on Form 10-K/A of Affinia Group Intermediate Holdings Inc. filed on March 14, 2008.

10.2**	Settlement Agreement dated as of November 20, 2007 by and between Dana Corporation and Affinia Group Inc.

10.3*	Amended and Restated Stockholders’ Agreement.

10.4#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Terry R. McCormack, which is incorporated herein by reference from Exhibit 10.12 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.5#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Keith A. Wilson, which is incorporated herein by reference from Exhibit 10.13 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.6#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Thomas H. Madden, which is incorporated herein by reference from Exhibit 10.15 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.7#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Steven E. Keller, which is incorporated herein by reference from Exhibit 10.16 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

Exhibit No.	Description
10.8#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.16 of the Registration Statement on Form S-4 of Affinia Group Intermediate Holdings Inc. filed on September 8, 2005.

10.9#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan amended as of November 14, 2006 and January 1, 2007, which is incorporated herein by reference from Exhibit 10.18 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.10**#	Form of Nonqualified Stock Option Agreement.

10.11	Form of Management Stockholder’s Agreement.

10.12	Form of Sale Participation Agreement.

10.13***	Shares Transfer Agreement between Zhang Haibo and Affinia Group Inc. dated as of June 30, 2008, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on July 2, 2008.

10.14**†	Shareholders’ Agreement, dated October 31, 2008, among Zhang Haibo, Affinia Acquisition LLC and HBM Investment Limited.

10.15**†	ABL Credit Agreement, dated August 13, 2009, among the Company, the Guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, Barclays Capital, Wells Fargo Foothill, LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint bookrunners, Barclays Capital and Wells Fargo Foothill, LLC as co-syndication agents and JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas as co-documentation agents.

10.16**	Omnibus Amendment to ABL Credit Agreement.

10.17**†	Second Amendment to ABL Credit Agreement.

10.18	Collateral Agreement, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein, and Wilmington Trust FSB, as Noteholder Collateral Agent, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.19	U.S. Security Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent, which is incorporated herein by reference from Exhibit 4.5 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.20	Lien Subordination and Intercreditor Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent and Wilmington Trust FSB, as noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.6 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.21***	Agreement between Brake Parts Inc. and Klarius Group Limited and Auto Holding Paris S.A.S. dated February 2, 2010, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on February 8, 2010.

10.22**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Steven E. Keller.

10.23**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Thomas H. Madden.

10.24**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Terry R. McCormack.

10.25**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Keith A. Wilson.

10.26#	Form of Supplemental Agreement to the Management Stockholder’s Agreement and the Sale Participation Agreement, which is incorporated herein by reference from Exhibit 10.26 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

Exhibit No.	Description
10.27	Form of Management Confidentiality, Non-Competition and Proprietary Information Agreement, which is incorporated herein by reference from Exhibit 10.27 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.28	Amendment to the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.28 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.29	Form of Restricted Stock Unit Agreement.

21.1*	List of subsidiaries.

23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
***	Pursuant to Item 601(b)(2) of Regulation S-K, Affinia Group Holdings Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to Exhibits 10.13 and 10.21 upon request.
#	Management contract or compensatory plan or arrangement.
†	An application for confidential treatment of selected portions of this document has been filed with the Commission.